79.


05006401

82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Austrian Airlines

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

FILE NO. 82- 4970 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 3/10/05



«Flying with the competent partner for the East.»

Gerhard Zeltner, Wienerberger

Matthias Male, student

Robert Tesch, Siemens Österreich

Daniela Vorbeck, Raiffeisen Zentralbank

Johannes Guschlbauer, IBM

Helga Prazak-Reisinger, OMV


9,404.9
8,834.7
8,479.4
Passengers carried
(000)
2002
2003
2004


2,398.0
2,363.5
2,242.7
Operating revenue
EURm
2002
2003
2004


79.4
63.3
41.4
EBIT
EURm
2002
2003
2004


290.4
217.0
197.3
Net Gearing
%
2002
2003
2004


1.42
1.29
1.24
Earnings per share
EUR
2002
2003
2004

Contacts

Investor Relations
Prisca Havranek-Kosicek
Phone: +43/5/1766-3311
Fax: +43/5/1766-3333
e-mail: investor.relations@aua.com
Internet: www.austrianairlines.co.at
Online Annual Report: www.aua.com/report2004

Communications
Johannes Davoras
Phone: +43/5/1766-1230
Fax: +43/1/688 65 26
e-mail: public.relations@aua.com

Austrian Airlines Head Office
1107 Vienna, Fontanastrasse 1
Phone: +43/5/1766-0
Fax: +43/1/688 55 05
Internet: www.aua.com

Reservation and Information
Phone: +43/5/1789
Internet: www.aua.com

If you would like further information about the Miles & More frequent flyer programme, please contact the Miles & More Service Centre in Vienna by telephone at any time on +43/1/68 055 4411, by fax on +43/1/68 055 4414 or online at www.miles-and-more.at.

Imprint
Publisher: Austrian Airlines, Fontanastrasse 1, 1107 Vienna
Editorial Advice: be.public Advertising and Financial Communications
Design: Markus Hörl, Alexander Rendi and Austrian Airlines Corporate Identity
Translation: European Exchange Ltd.
Photos: Gerhard Schmolke, Andreas Scheiblecker, Peter Ehringer, Fedorenko, Tourism New South Wales, Romanian Tourism Board (Vienna), Polish Tourism Board (Vienna), Ghetty Images and Austrian Airlines
Typesetting, lithography and production: Eurografik®
Print: Stiepan-Druck
DVR: 0091740

Member of


IATA

Contents

Highlights	**1**
Company and Strategy	
Corporate Profile	2
A Discussion with the Board of Management	4
Corporate Bodies	8
Strategy	11
Austrian Airlines Shares	**19**
2004 in Detail	
Management Report	24
Segments	34
Outlook	43
Resources and Services	
Corporate Governance	47
Human Resources	49
Product	52
Fleet	55
Corporate Responsibility	58
Consolidated Financial Statements	**61**
IFRS Consolidated Income Statement	62
IFRS Consolidated Balance Sheet	
IFRS Consolidated Statement of	63
Changes in Shareholders' Equity	64
IFRS Consolidated Cash Flow Statement	65
Notes	**66**
Introduction	66
Notes to the Consolidated Income Statement	72
Notes to the Consolidated Balance Sheet	75
Auditor's Report	88
Report of the Supervisory Board	89
Equity Interests	90
Group Structure	91
Glossary	**92**
Contacts	**Cover**
Key Figures	**Cover**

The online version of this report
can be found at **www.aua.com/report2004**

The Austrian Airlines Group would like to warmly thank
_ Mr. Johannes Guschlbauer, IBM
_ Mr. Matthias Male, student
_ Ms. Helga Prazak-Reisinger, OMV
_ Mr. Robert Tesch, Siemens Business Services Österreich
_ Ms. Daniela Vorbeck, Raiffeisen Zentralbank (RZB)
_ Mr. Gerhard Zeltner, Wienerberger, and
_ all the employees of Austrian who took part
for their able cooperation in the photoshoot for the Annual Report 2004.

Highlights 2004

Focus East specialisation strategy consistently implemented

- Offensive in Central and Eastern Europe produces 24% growth in passenger volume and expansion of market leadership in West-East transfer
- Decisive expansion of long-haul flights to Far East drives passenger volume up by 30%
- Increase in network performance raises share of transfer at Vienna hub to 56% (2003: 53%)

A successful year despite tough background conditions

- Turnaround programme makes decisive progress
- Net gearing cut back from 217.0% to 197.3%
- Soaring oil price generates huge increase in fuel costs (+ EUR 94.9m)
- Despite oil price rise, EBIT increased by 25.4% to EUR 79.4m (previous year: EUR 63.3m)
- Successful further reduction in unit costs by 6.6%

Flexibility of production increased

- Growth secured by new Collective Agreement
- Strategic fleet adjustment largely completed in short-haul and medium-haul segments

Corporate Profile

"Agile, Natural, Melodic" – according to this maxim, the Austrian Airlines Group provides a wide and attractive portfolio of services in the scheduled, cargo and charter segments. The highest levels of service, an excellent price-performance ratio, individual choice and an extensive range of online features are just some of the features which the Group successfully uses to distinguish itself from its competitors. In line with its Focus East niche strategy, the core markets of the Austrian Airlines Group are those of European traffic into Central and Eastern Europe, and flights to the Far East.

Our Vision

The Austrian Airlines Group is an Austrian airline specialising in European transfer traffic within Central and Eastern Europe. The Group is both recognised and profitable in the scheduled, cargo and holiday flight segments due to its top quality service, consisting of a high level of reliability, outstanding price-performance ratio and charming Austrian hospitality – entirely in accordance with its 'agile, natural and melodic' brand values.

Our Mission

We shall use our transfer network to expand Vienna in both the scheduled and cargo flight segments until it becomes the most efficient hub system in Central and Eastern Europe. With a balanced European transfer system, focused long-haul connections and optimised integration into the Star Alliance, we shall secure for ourselves a sustainable leading market position in Eastern and Western Europe. We shall support our customers as they strive to create added value in Central and Eastern Europe by providing them with an efficient flight infrastructure within a dense and growing network.

In charter traffic, we shall strengthen our position as market leader in Austria through cooperations with tour operators and incoming partners and through offensive marketing of our own holiday flight services, thereby expanding our presence in selected markets outside Austria.

We are characterised by our aim of winning repeat customers and developing stable business relationships and by the competence, natural Austrian hospitality and concern for the needs of our customers we demonstrate when dealing with our customers, business partners, proprietors and others within the Group.

Austrian, Austrian arrows, Lauda Air

- Scheduled traffic
- Charter traffic
- Cargo traffic

Focus East specialisation strategy

- Niche markets: West-East transfer and
- Flights to and from Austria

Highly efficient domestic hub in Vienna

Exceptional product quality

- Personal service
- First-class comfort
- Young, extremely modern fleet

Member of the Star Alliance

- Connections to around 630 cities in 120 countries
- Access to some 500 airport lounges across the world

Key player in Austrian economy

- Operating revenue of approximately EUR 2.4bn
- Around 7,700 employees
- Listed on Vienna Stock Exchange

Long-term corporate success based on consistent use of value orientation. Measures of this success:

- Improvement in Cash Value Added (CVA)
- Increased Return on Total Gross Assets (ROTGA)

Highly qualified and motivated employees

Personal initiative and entrepreneurial spirit

The Focus East strategy works out

A discussion with the members of the Board of Management of the Group, Vagn Sørensen (VS), Walter Bock (WB), Josef Burger (JB) and Thomas Kleibl (TK)

Despite the difficult conditions in the industry as a whole, 2004 turned out to be a successful year for the Austrian Airlines Group. What were the chief factors underlying this success?

VS: Above all, the positive trend has continued as a result of the fact that we have decisively implemented our niche strategy following the successful turnaround. Under the Focus East programme, we have been targeting our efforts for around a year on developing our specialisation in Central and Eastern Europe. We have been able to assert and build upon our position as market leader in this area. In 2004 alone, we succeeded in expanding our availability of flights to this region – measured in available seat kilometers (ASK), the standard in the aviation industry – by 34%.

Overall, this approach has enabled us to generate highly satisfactory levels of growth in both passenger figures and revenue, although the strong dynamic dropped off in the fourth quarter due to weaker demand.

... We have decisively implemented our niche strategy following the successful turnaround ...

Vagn Sørensen, CEO

Was that also the reason for the reduction in the results forecast?

TK: It was one of two central reasons. First and foremost, the soaring price of kerosene had a hugely negative effect on our result. We introduced surcharges in May in an effort to confront this problem, which we were forced to raise again soon afterwards. The surcharge only enabled us to make up a part of the increase in costs, however; in the fourth quarter of the year, for example, it only covered around 35% of the price rise. Overall, fuel expenditure has risen by almost half in the past financial year, with the majority of the increase taking place in the second half of the year.

Taken in combination with the reduction in the passenger load factor towards the end of the year, due to seasonal overcapacity the fuel price increase exerted considerable pressure on the result. Despite this, thanks to the success of our expansion and strict cost discipline, we managed to significantly increase our EBIT. This has enabled us to reap the rewards of the development work done in recent years. If our performance in 2004 were measured against the average kerosene price for the past two years, in fact, we would have doubled our EBIT.

So your expansion strategy in CEE and Asia has been working out?

JB: Absolutely. We have developed our dominance of the market in the region and expanded the number of destinations we serve there, we've succeeded in making the niche market of Central and Eastern Europe very much our own. We have repeatedly played a pioneering role in absorbing new routes into our network, and are valued as a competent and fair partner across the region. In the past year alone, for instance, we've added the cities of Riga, L'viv and Podgorica to our portfolio of destinations. Against this background, passenger volume in Central and Eastern Europe rose by 24% in 2004. The rise in our passenger growth in the Asia and Australia region was even higher at 30%, even though this came from a lower absolute base. The past financial year has seen us open up new destinations – Shanghai and Singapore are just two which spring to mind – as well as increase our frequencies throughout the region.

How are you absorbing such rapid growth in production?

WB: By allocating production to specific 'Production Companies' – Austrian Airlines for scheduled and charter, and Tyrolean for the regional flight segment – we've created clear structures and transparent responsibility for both costs and results in the different areas. The merger of the Flight Operations divisions of Lauda Air and Austrian Airlines – which was done within the framework of the Fair Base project last October – also produced a decisive improvement in our processes and structures. This also helped us continue to drive forward the integration of the Group, whose constituent companies have tended to grow together over time, which has also had positive effects on our corporate culture, of course.


Thomas Kleibl,
CFO
Josef Burger,
CCO
Vagn Sørensen,
CEO
Walter Bock
COO

VS: One important precondition for this was our successful conclusion in August 2004 of the new Collective Agreement for the Inflight Employees of Austrian Airlines and Lauda Air. By reducing salary levels for new employees joining the company in future, the new regulation will create a more flexible, more cost-effective production structure. Another basic precondition is the rapid construction of a third runway at Vienna Airport, as the infrastructure there is already overloaded by current levels of demand. This will be the only way to ensure both that Austria maintains its dynamism as an economic location and that we can defend our advantageous position as competition between regions grows.

... this has enabled us to reap the rewards of the development work done in recent years, but we must now face up to the challenge presented by high fuel prices ...

Thomas Kleibl, CFO

Let's look at fluctuations in demand for a moment – how does the Austrian Airlines Group generally deal with risks of this sort?

TK: This has proved to be an essential factor in our success. The greater an airline's success in actively managing industry-specific risks, fluctuations in demand and changes in interest and exchange rates, the more it can pull away from the competition. This is why we are concentrating not merely on minimising potential risks but also on making a positive contribution to lasting increases in value.

In the past financial year, for instance, we've significantly reduced our exposure to risk from foreign currency debt by making transferrals in euros, while levels of risk from interest rate fluctuations have fallen since we put a greater proportion of our debt on fixed interest rates. We also continued increasing our scope for capacity adjustment in the report period by purchasing a fleet of extremely cost-effective Fokker 100 aircraft.

... by allocating production to specific Production Companies we've created clear structures and transparent responsibility for both costs and results in the different areas ...

Walter Bock, COO

WB: The Fokker 100 is also perfectly suited to short-haul flights to secondary destinations in Central and Eastern Europe, and dovetails with our wider expansion in this region. It's perfectly suited to the concept of fleet harmonisation, originally introduced in 2001, since it can be operated within an aircraft family with the Fokker 70, which we use at present. By removing the majority of our MD-80 fleet from service over the past financial year, we've essentially completed our fleet adjustment in the short-haul and medium-haul segments. This reduction in the range of fleet families and types used by the company produces numerous benefits – from technical operations and the assignment of personnel, through to training. The high standard of training and technology of our Group has been confirmed on a number of occasions this year in regular international audits.

Levels of competition in the aviation industry are still on the increase. What has been your reply to this phenomenon?

JB: With our dense route network and outstanding service quality, we are positioning ourselves as the perfect provider for passengers in both the business and leisure segments. An essential factor in this is the continued expansion of our Vienna hub and the creation of further attractive transfer possibilities. We've been able to make considerable progress in this area in the past year by increasing our share of transfer traffic moving through Vienna to 56% (up from 53% in 2003), proof not least of the success of our Focus East strategy. In an effort to maintain product quality at a high level despite this expansion, we launched 'Climb 99', an extensive punctuality project, at the beginning of 2004.

... We have developed our dominance of the market in the region and expanded the number of destinations we serve there ...

Josef Burger, CCO

The volume of online bookings and passengers travelling with electronic ticketing (etix) has risen considerably over the past year; the latter category increased by as much as 70% in 2004. With the introduction of the special 'HON Circle' programme for our top customers, we took another step towards differentiating more sharply between the Business and Economy classes. It's a direction we've been moving in for some time now.

So where does the Austrian Airlines Group go from here?

VS: We will be driving the Focus East strategy forward with undiminished intensity. That means more new destinations and frequency increases, alongside co-operations and selective participations in Central and Eastern Europe. In the medium term, we view the 'white spots' in that region as having massive potential. Thanks to our experience in opening up new routes in the region, we have already gained a decisive head start over our competitors.

This strong potential forms the basis for an essentially optimistic forecast for the years to come. The high fuel prices will undoubtedly continue to have a negative influence on our result: all the more reason for us to maintain strict cost discipline in future and an extremely restrictive policy of investment.

TK: You need only look at the strong performance of our share price, which rose by 48% in the 2004 financial year, to realise that the capital markets very much share our positive assessment. We view this high level of confidence as a duty to continue generating an above-average increase in value for our shareholders.

Corporate Bodies

Supervisory Board

Rainer Wieltsch, Chairman, Member of the Board of Management, ÖIAG
Herbert Koch, First Deputy Chairman, Executive Partner, Kika Möbel-HandelsgesmbH and Managing Director, Leiner
Alfred Ötsch, Second Deputy Chairman, Member of the Board of Management, Siemens AG, Nuremberg
Peter Michaelis, Speaker for the Board of Management, ÖIAG (since 6.5.2004)
Alain D. Bandle, General Manager, "Dell (Switzerland) S.A."
Martine Dornier-Tiefenthaler, Lawyer
Johann Zwettler, CEO, Bank für Arbeit und Wirtschaft AG
Gerhard Randa, Chairman of the Supervisory Board, Bank Austria Creditanstalt AG
Walter Rothensteiner, CEO, Raiffeisen Zentralbank AG
Erhard Schaschl, Chairman of the Supervisory Board, Österreichische Elektrizitätswirtschafts AG

Members of the Supervisory Board joining in the report period:
Peter Michaelis (since 6.5.2004)

The following employees were appointed by the Austrian Airlines Staff Council in accordance with Section 110 of the Austrian Employment Law to serve as the staff representatives on the Supervisory Board:
Thomas Häringer
Alfred Junghans (since 1.1.2004)
Franz Marsak (until 31.12.2003)
Walter Fried (until 31.12.2003)
Karl Minhard
Rudolf Novak
Franz Pennauer (since 1.1.2004)

In accordance with Section 141 of the Austrian Aviation Law, the Austrian Civil Aviation Authority was represented on the Supervisory Board by
Karl Prachner

Board of Management

Vagn Sørensen – Chief Executive Officer (CEO)
Walter Bock – Chief Operations Officer (COO)
Josef Burger – Chief Commercial Officer (CCO)
Thomas Kleibl – Chief Financial Officer (CFO)

Company Officers with Statutory Authority

Fritz Otti, Corporate Strategy & Corporate Projects
Rainer Walther, Ground Operations
Peter Briza, Corporate Accounting & Planning
Peter Malanik, Secretary General
Christian Schmid, Sales & Passenger Systems
Gustav Baldauf, Cockpit Operations (until 9.12.2004)
Walter R. Hechenberger, Technical Department
Christian Fitz, Flight Operations (since 23.6.2004)
Heinz Lachinger, Controlling (since 23.6.2004)
Rudolf Mertl, Network Management (since 23.6.2004)
Klaus Stöger, Aircraft Asset Management and Group Treasury (since 23.6.2004)
Johannes Davoras, Corporate & Market Communications (since 9.12.2004)
Rainer Pichler, Corporate Processes, Projects & IT Services (since 9.12.2004)

Subcommittees of the Supervisory Borad

Balance Sheet Committee	Strategy Committee	Personnel Committee
Rainer Wieltsch	Rainer Wieltsch	Rainer Wieltsch
Alfred Ötsch	Herbert Koch	Herbert Koch
Erhard Schaschl	Martine Dornier-Tiefenthaler	Alfred Ötsch
Gerhard Randa	Alain D. Bandle	Gerhard Randa
Thomas Häringer	Thomas Häringer	Thomas Häringer
Rudolf Novak	Rudolf Novak	Rudolf Novak

Vagn Sørensen – CEO	Walter Bock – COO	Josef Burger – CCO	Thomas Kleibl – CFO
Born 12 December 1959, married, 2 daughters, 1 son	Born 8 November 1944, married, 1 son	Born 4 April 1952, married, 2 sons	Born 24 May 1959, married, 1 daughter, 2 sons

Vagn Sørensen – CEO

Born 12 December 1959, married, 2 daughters, 1 son

Career path

- 1984 – 2001
  SAS Scandinavian Airlines
  Various marketing and management functions, including Vice-President Route Sector Europe, Vice-President SAS Airlines International, Senior Vice-President & General Manager SAS Business Systems Division; final position Executive Vice-President & Deputy CEO
- Since 1 October 2001
  Austrian Airlines Group/ Chief Executive Officer (CEO)

Walter Bock – COO

Born 8 November 1944, married, 1 son

Career path

- 1966 – 1969
  Vienna Air Traffic Control
- Since 1970
  Austrian Airlines
  After pilot training, various management functions in operational area, including manager of pilot recruitment, head of MD-80 fleet and flight operations manager/ chief pilot
- Since 15 October 2001
  Austrian Airlines Group/ Chief Operations Officer (COO)

Josef Burger – CCO

Born 4 April 1952, married, 2 sons

Career path

- 1978
  Austrian Airlines market research
- 1979 – 1981
  Österreichisches Verkehrsbüro
- 1982
  Meridian tour operator
- 1982 – 2001
  Tyrolean Airways/Executive manager of marketing department
- 2001
  Tyrolean Airways/ Managing Director
- Since 15 October 2001
  Austrian Airlines Group/ Chief Commercial Officer (CCO)

Thomas Kleibl – CFO

Born 24 May 1959, married, 1 daughter, 2 sons

Career path

- 1979 – 1983
  Kleibl GmbH
- 1984 – 1986
  Milan Bioform GmbH
- 1987 – 1989
  Girozentrale/Account Manager
- 1989 – 1992
  OMV AG/Divisional Controller
- 1991 – 1992
  Controller of OMV Canada Ltd.
- 1992 – 1994
  Lauda Air/Manager Controlling
- 1994 – 2001
  Wienerberger Ziegel AG/ Business Manager Austria
- Since 1 October 2001
  Austrian Airlines Group/ Chief Financial Officer (CFO)



Vagn Sørensen
Corporate Subsidiaries & Projects
Corporate & Market Communications
Human Resources & Organisation
Secretary General, International Relations & Alliances
Internal Audit
Walter Bock
Reliability Management
Austrian Airlines Production Company
» Accountable Management & Security Office
» Safety & Quality Management Flight Operations
» Cabin Operations
Tyrolean Airways Production Company
Lauda Air
Ground Operations
Technical Department
Josef Burger
Market Research & Business Monitoring
Commercial Cost Controlling
Commercial Drivers & Innovations
Sales & Passenger Systems
Cargo System
Network Management
Thomas Kleibl
Investor Relations
Controlling
Group Treasury, Risk & Asset Management
Purchasing & Internal Services
IT Services

Straight online in the lounge.

« Before taking off for **Kiev**, I need to check my e-mail quickly, finalise a number of offers and forward those. With the new WLAN in the Austrian lounge, that's no problem whatsoever – the new infrastructure really does give me everything I need. › Being responsible for the PC operations of IBM in Eastern Europe, I have to be on the road a great deal, and have learnt to value support of that type when I'm travelling. I have to be on location regularly in order to maintain effective contact with our salespeople and customers. › When you're represented practically everywhere in a particular region, as IBM is in Central and Eastern Europe, and you want to continue building on a position of leadership, service like that isn't a luxury – it's imperative. Fortunately, moving East from Vienna runs like clockwork – due not least to the number of connections provided by Austrian, which is undoubtedly the strongest player in this part of the world. › But I also value their level of service very highly. »

Johannes Guschlbauer, IBM

Flying with the competent partner for the East.





Strategy

The Austrian Airlines Group reacted swiftly to the far-reaching change affecting the aviation industry. It has fundamentally reoriented its corporate strategy, the core requirement of which is the total value-orientation of all company activities. In an effort to remain profitable and forward-looking despite the highly cyclical nature of the industry, soaring fuel prices and competition from low-cost carriers, the Group is focusing on a targeted strategy of specialisation – undertaken within the Focus East programme – in order to position itself as the leading airline partner in the region of Central and Eastern Europe. At the same time as doing this, the Group is expanding its existing capacity in the long-haul segment to the Far East and Australia. With its active management of industry-specific risks far exceeding a simple hedging policy, moreover, the Group is making a positive contribution to growing its corporate value. Other elements of corporate strategy include continuously deepening and widening the route network, expanding the Vienna hub with an eye to the future and integrating the company into the world's leading airline alliance, the Star Alliance.

Strategic reorientation based on far-reaching changes in operating environment

The aviation industry is currently going through a phase of profound structural change. The Austrian Airlines Group is proactively confronting the challenges of this period with a reorientation of its strategy.

- Due to the highly cyclical nature of the sector, developments in the airline industry are closely linked to global economic trends. The collapses in demand caused by the macroeconomic development between 2001 and 2003 have necessitated drastic restructuring of the industry.
- In Europe above all, continuing deregulation of the industry and a trend towards consolidation – the merger of Air France and KLM is perhaps the most prominent recent example – are conceivable.
- Since the end of 2003, levels of demand have recovered sharply. Since this led to massive expansions in capacity, however, the European market is now plagued by significant overcapacity.
- Changes in the demand behaviour of customers and increasing competition from low-cost carriers have produced marked increases in competitive pressure in European aviation. As a result, yields have come under enduring pressure.
- The cost situation in the industry, which was already tight, has been aggravated further still by the dramatic increase in the price of crude oil during 2004. For this reason, it is generally predicted that 2005 will see a shakeout in the airline landscape in Europe.

Value orientation as the dominant objective of the company

CVA as criterion for ongoing improvement

In the tough operating environment described above, the Austrian Airlines Group rapidly repositioned itself by reorienting its business strategy and preparing for the challenges of coming years. Since 2001, consistent value orientation has been the heart of this new corporate strategy. The key objective of the Group is to increase the value of the company at a rate above the average rate compared to its competitor airlines. A key criterion for the success or otherwise of the strategy is the ongoing improvement of the Cash Value Added (CVA) benchmark. In the wake of the successful implementation of its turnaround programme, first launched in 2001, the Austrian Airlines Group is striving to significantly improve its CVA value contribution for 2008, and to improve its equity ratio to 25%.

The corporate strategy of the Austrian Airlines Group

Corporate strategy


Value
orientation
"Focus East"
niche strategy
Business segments strategy
Scheduled
Charter
Cargo
Comp. Services
Market strategies
Alliance strategy
Communication strategy
Employee strategy
Customer strategy

The strategy of the Group consists of the following specific core elements:

- In the medium term, the Austrian Airlines Group is striving to achieve value-driven expansion within its defined core fields of activity of scheduled, charter and cargo.
- Industry-specific business risks should be managed as effectively as possible within the bounds of this strategy.
- Under the Focus East programme, the company is pursuing a highly targeted strategy of specialisation. The stated strategic goal of the Austrian Airlines Group, in addition to opening up local market potential in the Vienna/Bratislava region as effectively as possible, is to maintain the Group's leading position in bi-directional transfer traffic between Western Europe and Central/Eastern Europe, and in European transfer traffic into the Asia-Pacific region.
- As a network carrier, the Austrian Airlines Group is constantly striving to improve its network quality with highly frequent connections and above-average levels of service quality. In so doing, the Group views itself as a preferred carrier in both the business travel and leisure travel markets.
- The company is positioning itself well in relation to the increasing number of low-cost airlines in local traffic due to its offensive product policy within the framework of the '**red**ticket – return flight included' product brand.
- In the charter segment, which operates under the Lauda Air brand, the Group is striving to expand its market share both in the Austrian market and in incoming business.
- The two Production Companies of the Group, Austrian Airlines and Tyrolean Airways, handle flight production on a technical-operational level.
- The Austrian Airlines Group pursues all these objectives while maintaining its economic independence within the framework of active integration into the world's leading airline alliance, the Star Alliance.

To judge the degree of progress made in the implementation of its strategy, the Austrian Airlines Group has defined a series of demanding benchmarks.

Strategic aims

by 2008

- Continuous improvement in CVA
- Outperformance of MSCI Europe Airlines Index by 3% over a three-year period
- Increase in equity ratio to 25%
- Reduction in unit costs (adjusted by route length) to below the average for European competition
- Growth of the Austrian Airlines Group in the Central and Eastern European segment by twice the average market growth
- Market leadership on twelve of the 15 core regional routes into and out of Austria

Optimum management of industry-specific business risks

Aviation is shaped by a range of factors and risks highly specific to the industry. These dynamics, which include the cyclical nature of demand, high proportion of fixed costs and strong dependency on external factors impossible to control – including the global economic situation, currency and interest rate trends, and the price of raw materials, primarily crude oil – can present significant challenges. A fundamental factor in the success of the Group compared to its competitors, therefore, is its ability to manage these industry-specific risks as effectively as possible. On the one hand, the emphasis here must be on introducing flexibility into the production structure to enable the Group to react to fluctuations in demand at short notice. On the other hand, the Group must focus on safeguarding its asset structure through minimisation and targeted management of balance sheet-related risks.

Additional increase in value

By using optimised risk management, the Austrian Airlines Group has set itself the goal not only of minimising its potential exposure to risk but also of generating positive contributions to a lasting increase in value. Since 2001, the Group has succeeded in significantly reducing its risk position and decisively increasing its ability to withstand external crises. The fundamental elements of this improvement have included:

- Conclusion of a joint Collective Agreement for the Inflight Personnel of Austrian Airlines and Lauda Air to improve levels of operational flexibility.
- Harmonisation of the fleet structure in the short-haul and medium-haul segment has produced benefits in operational use. In addition to this, the scope for capacity adjustments increased due to the acquisition of value-for-money aircraft – most notably the newly purchased used Fokker 100 fleet.
- The transferral of liabilities held in USD and JPY into EUR has massively reduced currency risks.
- The increase in the share of liabilities with fixed interest rates to around 45% has also sharply reduced levels of exposure to risk from fluctuations in interest rates.
- In coming report periods, scheduled reductions in the seasonal dependency of the network will be designed to absorb the negative consequences of fluctuations in demand during the fiscal year.

Segment strategies – Focus East specialisation

With its traffic strategy for the scheduled segment, the Austrian Airlines Group supports the implementation of its primary strategic objectives. Working on the principle that the strong geopolitical location of the Vienna hub should be exploited as effectively as possible, this allows for the following key lines of attack:

- Optimum use of market potential in the Austrian domestic market and existing European local markets
- Exploitation of the benefits of the location of Vienna to maintain the Group's leading position in European West-East and East-West transfer
- Focused expansion of long-haul traffic into the Eastern hemisphere

High level of dynamism in Central and Eastern Europe

The dynamic national economies of Central and Eastern Europe represent an historic opportunity for the Austrian Airlines Group which must not be squandered. For this reason, the Group is keen to protect its – already outstanding – position as a pan-European specialist in Eastern Europe, and to subsequently develop this position further still. Due to the tendency of countries in Central and Eastern Europe to develop from purely target markets into source markets, the coming years will see above-average increases in traffic volume coming out of, as well as flowing into, the region. The Austrian Airlines Group aims to profit from this growth at an above-average rate.

Strong potential for "white spots"

Targeted market surveys have also indicated that Central and Eastern Europe is also extremely likely to produce 'white spots' in the medium term, i.e. areas which have not previously been served by any airlines at all. Secondary destinations with rapidly growing traffic figures offer the greatest potential of these white spots. Since much of the remaining traffic infrastructure in these countries is not yet in place, the flight product often performs extremely well by comparison with other traffic carriers. For the medium-term growth perspectives of the Austrian Airlines Group, the assessment of this still unexploited potential appears extremely positive.

Significant expansion of destinations and frequencies

To build upon its market position in CEE, the Group introduced an extensive programme of specialisation in 2004 under the title 'Focus East'. The first stage in the expansion of this programme has already been successfully implemented. When it increased its flight frequencies into Central and Eastern Europe by 105 flights per week to a total of 464 services in the summer schedule 2004, the Group launched the broadest offensive into a single traffic region seen in its history to date. This strategy continued with the winter schedule 2004, when 94 more frequencies were provided every week than in the winter of 2003. In the report period overall, availability of connections into this region measured in seat kilometers (ASK) was extended by around 34% compared to the preceding year. As a result, the Austrian Airlines Group is the market leader in this region in terms of the number of destinations served. In line with the 'first mover' tradition, it will undoubtedly benefit from the head start established over competitor airlines.

Number of destinations in Central/Eastern Europe

Compared to competitors [1]


39
26
22
19
16
15
11
9
9
7
Austrian Airlines Group2
Lufthansa
CSA
British Airways
LOT
Malev
SAS
KLM
Air France
Alitalia

1 Based on summer schedule 2004
2 Includes four codeshare flights
Source: OAG

In a series of future staggered expansions, Focus East will produce greater deepening of existing route availability both by increasing flight frequency to current destinations and by integrating new cities into the network.

Long-haul traffic to Far East

In parallel with this offensive in the field of short-haul and medium-haul flights, the Austrian Airlines Group is also successively expanding its capacity in long-haul traffic to the Far East and Australia. By doing so, it is improving its market position in transfer connections from Eastern and Western Europe into Asia.


St. Petersburg
Riga
Moscow
Vilnius
Minsk
Warsaw
Poznan
Kiev
Kharkov
Prague
Krakow
L´viv
Vienna
Bratislava
Kosice
Dnepropetrovsk
Budapest
Chisinau
Odessa
Rostov
Cluj
Timisoara
Ljubljana
Zagreb
Zadar
Belgrade
Bucharest
Krasnodar
Split
Sarajevo
Dubrovnik
Sofia
Tbilisi
Podgorica
Pristina
Yerevan
Tirana
Skopje
Ohrid
Baku

Destinations in CEE

Selective participations as part of bridgehead strategy

The Austrian Airlines Group has also made immediate proactive use of the opportunity presented by the expansion of the EU into Eastern Europe to provide scheduled flights from countries outside Austria. From May 2004 onwards, connecting flights were launched between the Slovak capital of Bratislava to Western European cities including Brussels. Due to the strategic importance of air traffic in Slovakia, moreover, the Group has also decided to intensify its existing cooperation with Slovak Airlines. Towards the end of 2004, the Austrian Airlines Group began preparing to purchase an interest in the Slovak airline.

Cooperations and participations

Similarly to its agreement with Ukraine International Airlines since 1996, this cooperation with Slovak Airlines provides further proof of the successful 'bridgehead strategy' of the Austrian Airlines Group. Alongside the expansion of the route network in the states of Eastern and Central Europe, this strategy enables the company to establish a permanent regional presence by encouraging close cooperation with local carriers and acquiring selective financial interests as and when applicable. To this end, the Group is constantly examining the possibility of cooperation and participation agreements, especially in non-EU states. The need to strengthen cooperation with the regional states themselves and their respective flag carriers is particularly important to the formulation of this strategy. On this basis, the Austrian Airlines Group recently announced its strategic interest in actively participating in the privatisation of these airlines.

Traffic and network strategy

The Austrian Airlines Group has been extremely successful in expanding its traffic hub at Vienna in recent years. Due to the widely varied range of flights offered from the location, and despite increasing levels of competition, the Group has managed to place its Vienna hub in a leading position both in terms of attractive inner-European transfer traffic between East and West and for services to the Far East. As a result, it has been possible to increase the Group's share of transfer traffic to 56%. The wave structure of the Vienna hub has been optimised to provide bi-directional links between the key traffic regions, with transfer traffic from West to East handled as efficiently as that from East to West. In addition to its excellent product and service portfolio, therefore, the Austrian Airlines Group offers its customers one of the most effective transfer networks in Europe. The Group is constantly working to increase the performance quality of the network. The key factor here is increasing the density of the flight schedule by building up the volume of frequencies and widening production by incorporating new routes. In the medium-term, primary points in Eastern Europe should be served three times a day, and secondary points up to twice daily.

In reaction to the increased presence of low-cost airlines, the Austrian Airlines Group adapted its product and pricing policy in 2003. In an effort to hybridise the successful features of network carriers with those of low-cost carriers, greater differentiation between the products in Business Class and Economy Class was introduced, and the fare policy of the Group reworked. Successful examples of this policy this year include the introduction of the HON Circle programme as a special service for top customers, and the redesign and extension of the Bistro service to medium-haul flights. The Austrian Airlines Group has created a highly effective marketing and management instrument for competition-intensive markets in European traffic, moreover, in the shape of the communication brand '**red**ticket – return flight included'. With the launch of the '**silver**ticket – upgrade to business' from January 2005, the Group introduced another innovation in its pricing policy. On the strength of a free upgrade to Business Class for high-value Economy fares, passengers who would otherwise use Economy Class – primarily business travellers – will be offered the level of service associated with Business Class. The **silver**ticket will contribute to a further increase in customer loyalty in the business travel segment, and support the strategy of the Austrian Airlines Group to sharply distinguish itself from the products of the low-cost carriers.

Production Company Concept: clearly defined responsibilities

The Austrian Airlines Group has assigned individual operational areas to its airlines according to a Production Company Concept. This guarantees the unambiguous allocation of responsibilities, and above all objective measurement of the contribution made by each company to the costs and results of the Group as a whole. The Austrian Airlines Production Company – which appears under the Austrian brand when providing scheduled services and as Lauda Air in the charter segment – bears commercial responsibility for the scheduled and cargo divisions with the exception of regional traffic. The Tyrolean Airways Production Company – present in the market under the Austrian arrows brand – covers regional traffic.

Commercial responsibility for the charter segment has been centralised under the already well-established Lauda Air brand. In this segment, the Austrian Airlines Group is striving to increase its market share in the Austrian market, and to achieve targeted growth in incoming business. The strongest growth in this area is expected in the sale of individual seats, which will be supported in future by a new, internet-based sales and reservation system with last-minute booking character.

Expansion in the cargo segment

Cooperation and road feed services

The freight segment will also expand into the markets of Central and Eastern Europe, as well as into the booming region of Asia. This should be achieved primarily by means of cooperation agreements on freight-only services and by increasing road feeder services – freight traffic provided as a combination of air cargo and road-based transport. In addition to traditional 'belly freight' from its own flights, the Austrian Airlines Group is now concentrating on the expansion of existing freight cooperation agreements and the conclusion of similar agreements with new partners. The cooperation between Ukraine International Airlines and Eva Air on cargo-only routes, for instance, already a great success for over a year, will be expanded further. In order to open up new niches in Central and Eastern Europe, the Group is currently negotiating with a range of other airlines over the possibility of future cooperation. At the same time as these talks continue, the road feeder service is being increased constantly, particularly in the region of Central and Eastern Europe.

Active integration into the Star Alliance



24.9%
21.4%
17.9%
35.8%
Star Alliance
Sky Team
Oneworld
Others

Star Alliance, a leader in world aviation

Shares of world revenue in %

Source: IATA

The world's largest airline alliance

The Austrian Airlines Group has been a member of the Star Alliance, currently the world's largest airline alliance, since March 2000. The 18 Star Alliance member airlines enjoy access to a dense network of destinations across the world, and offer an attractive portfolio of frequent connections, rapid services and extensive frequent flyer programmes. New airlines regularly join this successful alliance. In the financial year 2004, US Airways (USA) became a full member, while Blue 1 (Finland), Adria Airways (Slovenia) and Croatia Airlines (Croatia) were integrated as regional members. Through its integration into this alliance system, the Austrian Airlines Group will achieve a critical mass, particularly in areas such as Network, Distribution and Sales, which will have the effect of minimising costs and increasing revenues.

ADRIA
AIR CANADA
AIR NEW ZEALAND
ANA
Asiana Airlines
Austrian

Blue1
bmi
CROATIA AIRLINES
LOT POLISH AIRLINES
Lufthansa
SAS Scandinavian Airlines

SINGAPORE AIRLINES
Spanair
Thai
UNITED
US AIRWAYS
VARIG

2

An oasis of calm.

« Relaxing in the Austrian lounge is absolutely marvellous – in our high-pressure age, it provides a welcome opportunity to take it easy for a few minutes. 〉 In a position such as mine, as the person responsible for Wienerberger's construction projects throughout Central and Eastern Europe, relaxation has a rarity value all its own. Coordinating our numerous investment projects in this region certainly keeps my colleagues and myself on our toes. 〉 We recently rebuilt a factory in the **Warsaw** region and constructed a second facility from new – and I'm already on my way back to Poland to take part in negotiations. Staying on top in a market such as ours demands a combination of total dedication and maximum flexibility. 〉 Here in Central and Eastern Europe, Austrian is a strong, reliable partner when I need good connections and that extra Austrian touch. And possibly a few minutes' rest while I'm on the move. »

Gerhard Zeltner,
Wienerberger

Flying with the competent partner for the East.





Austrian Airlines Shares

Despite the dampening effect of the oil price trend, Austrian Airlines shares recorded an increase in value of 48.2% in 2004. This meant the company again moved in a positive direction, in contrast to the wider trend in the industry index, MSCI Europe Airlines. The widening of the shareholder structure in free float also exerted a favourable influence, generating an overall increase in the turnover of Austrian Airlines shares of 542.2% in the report period. The high level of interest in Austrian Airlines was also reflected in extensive research coverage.

Strong recovery in Austrian Airlines shares

Due above all to the oil price trend and geopolitical uncertainties, international share markets were relatively sluggish in 2004. Against this backdrop, there was only a slight recovery in overall share prices. The S&P 500 Index saw an increase of 9.0%, while the German DAX rose by 7.3%.


16
14
12
10
8
6
4
2
1.1.2004
1.4.2004
1.7.2004
1.10.2004
31.12.2004

Austrian Airlines share price trend

EUR

The Vienna Stock Exchange again managed to resist this wider trend, however, and even managed to outperform the extremely successful financial year 2003 in the report period. The Austrian Traded Index, the ATX, closed at a year-end high of 2,431 points, which translated into an increase in value of 57.4%.

Austrian Airlines: +48.2%

Over the course of the year as a whole, Austrian Airlines shares also benefited from this dynamic environment. The price trend varied widely over the course of the year, however, with shares naturally being strongly influenced by the dramatic increase in oil prices. In the wake of relatively weak performance in the fourth quarter of 2003, the company's share price initially rose strongly in the first few months of 2004, hitting an annual high of EUR 13.60 during that period. The second and third quarters saw a period of consolidation due to uncertainty generated by the increase in crude oil prices and the continued recovery in demand, which was followed by a sideways movement in the price. At the end of November 2004, Austrian Airlines shares came under pressure due to the downward revision of profit forecasts for 2004, caused by overcapacity in the market and the sharp increase in crude oil prices. On 31 December 2004, Austrian Airlines shares were trading at EUR 9.66. Overall, this translates into an increase in value of 48.2%, meaning Austrian Airlines shares once again outperformed the MCSI Europe Airlines Index by 57.5%.



220
200
180
160
140
120
100
80
Total Return Index Austrian Airlines
MSCI European Airline Total Return Index
ATX
1.1.2004
1.4.2004
1.7.2004
1.10.2004
31.12.2004

Austrian Airlines share price compared to ATX and MSCI European Airline Index[1]

Indexed as at 1.1.2004

1 The MSCI Europe Airlines Index has been calculated since January 1995. It includes Lufthansa, British Airways, Air France, SAS and Iberia, and reflects Total Shareholder Return (price gains and dividends)

Information on Austrian Airlines shares

Stock Exchange listing	Vienna (Introduction 1988), Official Trading/Prime Market
Market Maker (Stock Exchange)	Bank Austria, Erste Bank
Market Maker Futures and Options Market	Timber Hill (Europe)
Reuters	AUAV.VI
Bloomberg	AUA
Datastream	O:AUA
ÖTOB	AUA
ÖKB-WKN	062015
ISIN	AT0000620158

Widening of shareholder structure, increase in liquidity

The Austrian Airlines Group is listed with a capital stock of EUR 247.2m, split into 34 million shares on the Prime Market of the Vienna Stock Exchange, and was represented on the ATX with a weighting of 0.53% on the balance sheet date. The proportion of shares currently held in free float is 43.5%.

Shifts in free float

The past financial year witnessed a number of shifts in the structure of shares held in free float. B & C Holding placed approximately 7.5% of the shares of Austrian Airlines with international institutional investors. Furthermore, Gartmore Investment Management plc announced in March and in August that it held 5.12% and 4.93% of voting rights respectively. This expansion of the shareholder structure increased the liquidity of the share once again.

Shareholders in Austrian Airlines


43.5%
39.7%
1.5%
5%
10.3%
ÖIAG[1]
Austrian institutional investors (syndicate)[1]
Austrian Airlines
Air France
Free float

1 For the purpose of guaranteeing Austrian ownership and effective control in the sense of Article 4 of European Council Regulation 2407/92 (EEC) and the currently valid Bilateral Agreements on Air Transport, a syndicate agreement is in place between ÖIAG and Austrian institutional investors – LVBG Luftverkehrs-beteiligung GmbH, Salvelinus Handels- und Beteiligungsgesellschaft m. b. H. (Raiffeisen), Wiener Städtische Allgemeine Versicherung Aktiengesellschaft and ÖKK Holding Gesellschaft m. b. H. (BAWAG). Signatories to this syndicate agreement are committed to voting in the same way as ÖIAG. The shares combined within the consortium are subject to restrictions on their sale.

At year-end, estimates of the Austrian Airlines Group indicated that approximately 35% of shares in the company in free float were owned by domestic shareholders, around 45% were in portfolios of European investors and the remaining 20% were held by investors from outside Europe. This broad spread of ownership demonstrates the high degree of interest and confidence in the company, particularly on the part of international investors.

Share turnover volume multiplied

The total volume of turnover in Austrian Airlines shares on the Vienna Stock Exchange increased in 2004 on a year-on-year basis by 542.2% to EUR 489.8m. The average daily turnover totalled 184,133 shares (in double counting).

Dividend payment cancelled for 2004

The financial strategy of the Austrian Airlines Group is designed to achieve a lasting revitalisation of operating performance and a clear reduction in the level of debt. Despite the substantial reductions made in recent years, the gearing ratio of the Group remains too high, standing at a level of 197.3% as at 31 December 2004. Due to the lack of a positive balance sheet result at the parent company in 2004, payment of a dividend will once again not be possible. In the medium term, however, the turnaround which has now been completed will benefit shareholders through the payment of appropriate dividends.

Key figures


EUR
1.29
1.42
1.24
2002
2003
2004
Earnings per share
1.26
1.35
1.18
2002
2003
2004
Diluted earnings per share[1]
5.3
4.6
7.8
2002
2003
2004
P/E ratio at year-end[2]

1 Adjusted by average number of own shares held by the company
2 P/E ratio: price-earnings ratio: share price in relation to earnings per share

Investor Relations – commitment to the highest quality

The Investor Relations strategy of the Austrian Airlines Group is oriented towards providing all target groups on the capital markets with detailed information about the company. Transparency, service and symmetry of information are considered the most important guiding principles in achieving this objective. In the report period, management and the Investor Relations team informed institutional investors, analysts and private shareholders of the latest developments within the company at a number of international roadshows and numerous one-to-one presentations. In May, Austrian Airlines organised an Investor Day, which was extremely positively received by the numerous investors from Austria and abroad who took part. The quality of the Group's Investor Relations work is recognised by several awards and favourable judgements.

Broad research coverage

The fact that Austrian Airlines shares continue to generate a high level of interest amongst key players in the financial community is also reflected in its extensive research coverage. Numerous Austrian and international investment houses, including Bank Austria, Citigroup Smith Barney, Deutsche Bank, Erste Bank, Hypo Vereinsbank and Raiffeisen Centrobank, publish corporate analyses of the Austrian Airlines Group on a regular basis.

Key figures for investors

		2004	2003	2002	2001	2000
Share price at year-end	EUR	9.66	6.52	6.90	7.80	12.29
Share price high	EUR	13.60	7.89	10.52	16.52	19.30
Share price low	EUR	6.57	5.71	5.60	5.50	10.00
Market capitalisation at year-end[1]	EURm	312.0	210.6	222.9	265.2	418.2
Turnover on Vienna Stock Exchange	EURm.	489.8	76.3	149.5	207.7	171.6
Average daily turnover	EURm	1.96	0.31	1.10	1.18	0.70
Trading volume Austrian Airlines Shares[3]	Shares million	46.0	11.3	18.0	20.5	11.6
ATX weighting at year-end	%	0.5	0.7	1.1	1.5	2.0
Futures and Options Market	Contracts	107,319	12,846	27,841	27,385	13,891
Dividend[2]	EUR	–	–	–	–	0.30

1 From 2002: adjusted by 1.7 million repurchased shares
2 Dividend 2004: due to lack of balance sheet profit at the parent company, dividend payment not possible
3 On Vienna Stock Exchange

Investor Relations Contact

Prisca Havranek-Kosicek
Phone: +43/5/1766-3311
e-mail: investor.relations@aua.com

Interested investors wanting to access regularly updated information about Austrian Airlines will find the Investor Relations section of the company website at **www.aua.com** is all they need. Details of key financial results can also be downloaded around the clock.
In addition to this service, the Investor Relations team is always happy to provide answers to more specific questions about the company.

Financial Calendar 2005

Annual Results 2004	28 February 2005
Annual General Meeting, Austrian Airlines AG	15 March 2005
First Quarter Results 2005	27 April 2005
Half-Year Results 2005	25 July 2005
Third Quarter Results 2005	25 October 2005



3

«Gateway to the East ...»

« ... This oft-played image of Vienna, as the smoothest route between Western and Eastern Europe, certainly fits in with the city's central role in my own work. My department accompanies major West European clients of Raiffeisen Zentralbank (RZB) while they carry out their work in Central and Eastern Europe. 〉 Being responsible for coordination between these multinationals and our subsidiary banks in the region, my colleagues and I tend to be on the road a great deal of the time, as you would expect. Our goal is to provide extensive customer care on the one hand and first-class service and product quality across-the-board on the other. 〉 That way, we can justify the claim of RZB to be the top bank in Central and Eastern Europe. The bank has been represented in the region for almost 20 years, and now has over 900 points of business in 16 countries there. 〉 We practically always fly with Austrian in Central and Eastern Europe – I'm travelling to **Moscow** today, for example. 〉 And I have to say we're completely satisfied – from the welcoming atmosphere through to the practical self check-in machines. »

Daniela Vorbeck,
Raiffeisen Zentralbank (RZB)

Flying with the competent partner for the East.

Management Report

The Austrian Airlines Group used the greatly improved levels of demand for flights that characterised the first three quarters of 2004 to increase volume and gain new market share. Against this background, the Group experienced growth in both revenue and operating revenue, although the dramatic rise in fuel costs, sharp fall in demand and significant overcapacity in the fourth quarter all exerted significant negative pressure on the result. Despite this, the EBIT of the Group increased strongly to EUR 79.4m, while profit before tax more than doubled to EUR 53.4m on the strength of a sharp improvement in the financial result. The Austrian Airlines Group was consistent in its implementation of cost reduction measures, cutting unit costs by a further 6.6%. The balance sheet structure also continued to improve in the report period, with the gearing ratio now below 200% and the equity ratio standing at 18.2% at the balance sheet date. The Group continued to enjoy strong levels of cash flow from operating activities and adhered to its restrictive investment policy, incorporating a total of 10 aircraft into the fleet in 2004, including six of the nine inexpensive Fokker 100.

Highly volatile environment continues

As a highly cyclical industry, the international aviation sector is strongly dependent on the wider economic performance and extremely susceptible to external factors. This is the reason why the weak economic trend and the crises caused in recent years by the September 11 attacks, the war in Iraq and SARS have had such a powerful impact on the development of the sector.

Limited economic upturn

In the first half-year of 2004, however, there were further clear signs of an upturn in the global economic cycle. These were primarily driven by strong growth in the US and China, whose national economies grew by 4.6% and 9.1% respectively in 2004. The US economy failed to maintain this dynamism in the second half of 2004, however, while the dramatic rise in oil prices dampened economic prospects worldwide. Experts now expect to see a slow reduction in the booming oil price in the course of 2005, although insecurity over prospects for growth due to the huge rise remains a problem.

Annual Statement of Accounts according to IFRS

The Annual Statement of Accounts 2004 of the Austrian Airlines Group was prepared in accordance with IFRS – International Financial Reporting Standards (formerly known as International Accounting Standards or IAS). In the interests of improved international comparability, the Group introduced International Accounting Standards into its reporting in 2000. Please refer to the 'Segments' chapter on note 40 for details of the individual business areas (segments).

Economic growth in the Euro Zone will continue to be sluggish, particularly in Germany. Growth in GDP in real terms is expected to peak at approximately 1.8% for the Euro Zone as a whole in 2004, and at 1.3% for Germany specifically, with forecasted growth for 2005 only marginally above these levels. In Austria, following the limited growth of the previous year (when GDP in real terms was 0.7%), economic commentators are forecasting GDP growth of 1.8% for 2004 and 2.3% for 2005.

Explosion in fuel costs, tougher competition

In the aviation industry, the increase in fuel costs – which rose to a figure approaching double that for the previous year – impacted significantly on profits. At the same time, and especially towards the end of 2004, considerable overcapacity was developing in the European market, raising the level of competition further still. Demand for flights also fell sharply in the fourth quarter of 2004. Overall, however, revenue passenger kilometers in international aviation increased strongly in 2004 due to the general recovery in the economic trend.

Passenger demand rises sharply

The Austrian Airlines Group was able to benefit from the recovery in demand at a disproportionately strong rate in the report period, significantly improving its market position as a result. Measured in available seat kilometers (ASK), the Group increased its flight production by 17.8% in the financial year 2004, well above the comparable figure for the member airlines of the AEA (+7.5%).

Passenger volume increased by 10.9%

The number of passengers carried also improved in 2004, rising by 10.9% to reach 9,404,947. The Austrian Airlines Group was particularly successful at gaining new market share in the area of transfer traffic, and is now the second largest player in the European transfer traffic market. The passenger load factor, used as an indicator of utilisation on scheduled services, improved by 0.9 percentage points to 72.2%.

Trend in ASK and passengers carried



24,769
+0.1%
24,800
+17.8%
29,218
8,834,656
-4.0%
8,479,417
+10.9%
9,404,947
2002 2003 2004
Available seat kilometers (millions)
2002 2003 2004
Passengers carried

Looked at over the year as a whole, however, the trend in demand was extremely uneven. While the marked upturn at the end of 2003 continued or even increased for the first nine months of 2004, the fourth quarter saw a significant weakening in demand for flights in Europe. Due to the resultant overcapacity, the passenger load factor on short-haul and medium-haul flights in autumn (when demand is traditionally weak) was below expectations.

Yields come under pressure

Yields continued to come under pressure in the report period. This was most noticeable in the short-haul and medium-haul segments due to the intense competition in the European aviation sector. On long-haul services, which tend to generate lower yields, the trend was in the opposite direction, and yields actually rose slightly. Overall, the average yield fell by around 8% when adjusted to account for structural effects (e.g. different rates of growth in short-, medium- and long-haul flights). The Group succeeded in partially compensating for this negative trend with cost reductions and increases in its load factor, however.

Profitability situation put under strain by high oil price

Profit and loss account

EURm	2004	2003	+/–	+/– %
Operating revenue	2,363.5	2,242.7	120.8	5.4%
Operating expenses	–2,284.1	–2,179.4	–104.7	–4.8%
EBITDAR	319.6	420.8	–101.2	–24.1%
EBITDAR adjusted[1]	298.4	298.0	0.4	0.1%
EBIT	79.4	63.3	16.1	25.4%
EBIT adjusted[2]	10.5	4.2	6.3	–
Financial result	–26.0	–37.6	11.6	30.9%
Profit before tax	53.4	25.7	27.7	–
Profit before tax adjusted[2]	–20.8	–22.4	1.6	–
Profit after tax	40.9	46.0	–5.1	–11.1%
Profit after tax adjusted[3]	–32.4	–2.1	–30.3	–
Net profit for the year	40.2	45.8	–5.6	–12.2%

1 Adjusted to account for profit/loss on the disposal of assets, other transfer costs of aircraft and foreign currency valuations at the reporting date.
2 Adjusted to account for profit/loss on the disposal of assets, other transfer costs of aircraft, foreign currency valuations at the reporting date and revaluation of aircraft.
3 Adjusted to account for profit/loss on the disposal of assets, other transfer costs of aircraft, foreign currency valuations at the reporting date, revaluation of aircraft and the effect of changes in corporation tax.

EBIT: +25.4%

Thanks to the generally positive economic trend and successful growth offensive, the result from operating activities (EBIT) of the Austrian Airlines Group in the report period, at EUR 79.4m, rose strongly compared to the previous year's figure of EUR 63.3m. This positive trend was also favoured by special items such as profits on exchange rate fluctuation and appreciation in accordance with IAS 36 (Impairment).

EBIT adjusted to account for special items, by contrast, increased at a disproportionately slow rate, rising from EUR 4.2m to EUR 10.5m. The main reasons for this fall were the sharply increased fuel costs – despite the introduction of fuel surcharges in May 2004 – and the significant fall in demand

Result trend



41.4
63.3
79.4
4.2
25.7
53.4
EURm
2002
2003
2004
EBIT
2002
2003
2004
Profit before tax

in the fourth quarter. Due to the combined effect of these factors, the revenue situation worsened considerably towards the end of 2004, forcing the Group to revise its forecast EBIT adjusted to account for special items downwards in November 2004. When this happened, the Group immediately implemented countermeasures in the shape of a further increase in fuel surcharges and a seasonal cutback in production of approximately 3% of flights.

Financial result up by 30.9%

The financial result of the Austrian Airlines Group improved significantly in the report period to EUR –26.0m. One of the main factors in this positive trend was the company's disposal of its interest in Österreichisches Verkehrsbüro AG. On this basis, profit before tax improved by EUR 27.7m to EUR 53.4m (2003: EUR 25.7m).

Revenue and operating revenue rise

Operating revenue

EURm	2004	2003	+/–	+/– %
Flight revenue	2,087.0	1,906.4	180.6	9.5%
Other revenue	137.7	133.7	4.0	3.0%
Revenue	2,224.7	2,040.1	184.6	9.0%
Other operating income[1]	138.8	202.6	–63.8	–31.5%
Operating revenue	2,363.5	2,242.7	120.8	5.4%

1 Includes changes in inventories and earnings from the disposal of fixed assets.

Flight revenue: +9.5%

The Austrian Airlines Group reported sharp increases in flight revenue in 2004 – this rose by 9.5% to reach EUR 2,087.0m – and operating revenue, which increased by 5.4% to reach EUR 2,363.5m (2003: EUR 2,242.7m). Other revenue also rose slightly, from EUR 133.7m to EUR 137.7m. Other operating income[1] totalled EUR 138.8m in the financial year 2004 (2003: EUR 202.6m).

Other revenue[1]
%


9%
10%
35%
12%
15%
19%
Sales of goods
Technical services
Aircraft lease
Other
Commissions
Handling services

1 For details, see Notes to the Accounts pt. 8

Expenses rise due to high fuel costs

Operating expenses increase at a disproportionately slow rate

The trend in expenses reflects the successful implementation since 2001 of a policy of strict cost management at the Austrian Airlines Group. As a result, operating expenses increased at the disproportionately slow rate of 4.8% to EUR 2,284.1m despite an expansion in production (ASK) of 17.8% in the reports period.

By contrast, the strong rise in fuel expenditure, which soared by EUR 94.9m or 44.2% to EUR 309.8m, proved a severe strain in the report period.



+44.2%
309.8
216.8
-0.9%
214.9
Compared to previous year
2002
2003
2004
Aircraft fuel

Fuel expenditure

EURm

Price of kerosene rises by 41%

The background to this cost increase is the trend in the price of kerosene, which rose by 41% in the financial year 2004 to reach approximately USD 398/t on average (2003: 283 USD/t). While the increase remained relatively moderate in the first half-year of 2004, with highs of up to 400 USD/t, the upward trend increased significantly in the second half-year. For a short period in October 2004, the kerosene price was trading at a high of around USD 540/t. Although there was a slight relaxation in this trend in November and December 2004 – despite continuing volatility – the price remained extremely high. The negative dynamic was aggravated by the fact that the price of kerosene was separated from the trend in the price of crude oil in November 2004, and the fall in the price of kerosene was significantly lower than that for crude oil. As a result, fuel costs in the fourth quarter were considerably higher than expectations in the third quarter, despite the fact that these forecasts had already been revised upwards. The Austrian Airlines Group earned revenue of around EUR 13m from hedging transactions in the financial 2004, which were offset against fuel expenditure. Hedging at the price level at the end of 2004 did not appear useful at the time of writing, however.



600
500
400
300
200
100
2003
2004

Price trend jet fuel

USD/t

Fuel surcharges from May 2004

In an effort to partially compensate for the additional expenditure on kerosene, the Austrian Airlines Group – in common with the majority of its competitor airlines – introduced fuel surcharges in May 2004, which are reported as additional revenue in the flight revenue position. Due to the continuing high oil price, these surcharges have since had to be increased several times. On 29 November 2004, the surcharges stood at EUR 9.00 per flight in the short-haul and medium-haul segment, and EUR 25.00 to EUR 28.00 for long-haul services. The surcharges did not entirely cover the additional costs incurred, however. In the fourth quarter of 2004, the level of coverage was approximately 35%.

Expenses trend


+14.7%
1,483.5
+9.5%
466.8
−43.5%
165.2
+0.8%
168.6
+4.8%
2,284.1
Compared to previous year
EURm
Expenses for materials and services
Personnel expenses
Depreciation[1]
Other operating expenses
Operating expenses

1 and amortisation.

Expenses for materials and services: +14.7%

Expenses for materials and services of the Austrian Airlines Group increased overall by 14.7% to EUR 1,483.5m in the report period. The main reason for this increase was the increase in fuel expenses. Personnel expenses also rose in the report period – driven up by the expansion in production – increasing by 9.5% to EUR 466.8m. In coming financial years, however – under the assumption of capacity growth – the new Collective Agreement for Inflight Personnel concluded in August 2004 will put a brake on this trend. The reduction in agency commissions from 5% to 0% introduced in the German market on 1 September 2004 had a positive effect on the trend in expenses for materials and services, which was followed by similar cuts for Switzerland and the Netherlands at the beginning of 2005.

Depreciation down on preceding year

At EUR 165.2m, depreciation and amortisation in the report period were below their level for the previous year of EUR 292.6m. In 2003, this figure also included unscheduled depreciation of EUR 68.0m according to IAS 36 (Impairment) and unscheduled provisions of EUR 9.5m, while recoveries in value of EUR 47.7m according to IAS 36 (Impairment) were reported in the report period. When adjusted to account for these special items, depreciation in the report period totalled EUR 212.9m, compared to a comparable figure of EUR 215.1m in 2003.

Unit costs reduced by 6.6%

Despite the high fuel costs, the Austrian Airlines Group once again succeeded in implementing targeted cost-reduction measures to bring down its unit costs (total adjusted operating expenses in relation to ASK) in the financial year 2004. Unit costs eventually fell by 6.6% to reach 7.89 ct/ASK. At the same time, productivity at the Group (measured in ATK per employee) increased by 10.5%. These developments enabled the Austrian Airlines Group to once again prove its ability to consistently improve its operating performance.


Productivity and
unit costs
458.4
+2.7%
470.9
+10.5%
520.6
2002
2003
2004
ATK/employee (000)
8.90
-5.1%
8.45
-6.6%
7.89
2002
2003
2004
Adjusted unit costs (ct/ASK)
Compared to
previous year

Strong cash flows from operating activities and restrictive investment policy continue

At EUR 148.2m, cash flows from operating activities at the Austrian Airlines Group were again strong in the report period. Primarily as a result of the optimisation of working capital in 2003, however, this figure was below last year's level of EUR 345.2m.

Despite its clear strategy of expansion, the Austrian Airlines Group continues to pursue a restrictive investment programme. With the exception of nine used Fokker 100 acquired at cost-effective prices, the only aircraft to be newly incorporated into the fleet in 2004 were those for which delivery dates had already been fixed on the basis of existing orders. In concrete terms, these were three Airbus A319 and one Canadair RJ. As a result, investment in tangible and intangible assets increased to EUR 205.7m in the financial year 2004, while cash flows from investing activities were EUR –128.4m (2003: EUR –118.3m).

Cash flow

EURm	2004	2003	+/–	+/– %
Cash flows from operating activities	148.2	345.2	–197.0	–57.1
Cash flows from investing activities	–128.4	–118.3	–10.1	–8.5
Cash flows from financing activities	–140.5	–273.3	132.8	48.6
Change in cash and cash equivalents	–120.7	–46.4	–74.3	–

Liquidity secured

Due to a regrouping of securities from current to non-current assets of EUR 37.5m in accordance with IAS 7.7, the level of cash and cash equivalents at the Austrian Airlines Group fell. However, the liquidity of the Group continues to be assured by existing reserves and credit lines and by its restrictive investment management.

Balance sheet structure improved further – net gearing below 200%

Net debt, net gearing



1,617.5
1,311.9
1,244.5
2002
2003
2004
Net debt[1] (EURm)
290.4
217.0
197.3
2002
2003
2004
Net gearing[2] (%)

1 Non-current liabilities, excl. provisions and deferred tax assets, minus cash and cash equivalents
2 Net debt in relation to shareholders' equity

The Austrian Airlines Group implemented a number of successful measures in the report period designed to improve its balance sheet structure. It continued to focus on the consistent reduction of liabilities. Overall, the net debt of the Group fell from EUR 1,311.9m to EUR 1,244.5m in the past business financial year. As a result, the gearing ratio (net debt to equity ratio) improved, falling to 197.3% (2003: 217.0%).

Balance sheet structure

EURm



3,460.9
3,546.1
3,546.1
3,460.9
Aircraft 2,481.9
2,468.7
Other tangible assets[1] 187.2
199.4
Other non-current assets 458.1
429.2
Short-term investments[2] 68.0
188.7
Other current assets 265.7
260.1
604.5
630.9 Shareholders' equity
1.6
1.9 Minority interests
2,074.3
1,949.1 Non-current liabilities
865.7
879.0 Current liabilities
2004
2003
Assets
2003
2004
Shareholders' equity and liabilities

1 Incl. intangible assets
2 Incl. cash on hand and at bank

Shareholders' equity improved to 18.2%

The Group also succeeded in improving its equity ratio in the report period, which stood at 18.2% at the balance sheet date (31.12.2003: 17.0%). Due to the conversion of foreign currency liabilities into EUR liabilities, moreover, the Group reduced its exposure to risk from exchange rate fluctuations. Overall, it proved possible to reduce non-current liabilities by EUR 125.2m to EUR 1,949.1m.

The ROE increased to 8.6% in the report period, while the ROCE fell slightly to 3.0% (2003: 3.6%). The main reasons for this fall in the ROCE were the changes in tax burdens to which the Group became subject in 2004 as a result of the reform of corporation tax. The CVA deteriorated by EUR 12.2m in the financial year 2004 to EUR –207.0m. The stated CVA does not include profits realised as a result of foreign currency exchange rate gains.

Value management ratios

EURm	2004	2003
ROE[1]	8.6	4.4
WACC[2]	8.0	8.0
ROTGA[3]	5.9	6.2
ROCE[4]	3.0	3.6
CVA	–207.0	–194.8
CVA change	–12.2	–85.0

1 Profit before tax in relation to average shareholders' equity
2 Weighted Average Cost of Capital
3 EBITDAR in relation to Total Gross Assets (= fixed assets at purchasing costs minus non-interest-bearing debt)
4 NOPAT (= EBIT minus taxes) in relation to Capital Employed (= shareholders' equity plus interest-bearing debt minus cash and cash equivalents)

Risk management

Experience shows that airlines are particularly vulnerable to political uncertainty and crises. Targeted hedging by means of active risk management is therefore essential. It was against this background that the Austrian Airlines Group continued during the report period to build upon the risk management policy originally implemented in the financial year 2003. Group-wide, value-oriented risk management is the responsibility of a single risk manager, who uses institutionalised processes to continuously gather and analyse all relevant risks, thereby creating the basis for the prompt planning and implementation of countermeasures.

- There is a particular focus on the proactive management of external factors, especially exchange rate, interest rate and fuel price trends.
- Market risks mainly influence the load factor ('capacity utilised') and the yield (earnings per kilometer 'sold'). Precise analyses of the respective booking situation enable active revenue management oriented towards ongoing optimisation.
- Since the production of an airline (available kilometers) can only be adjusted to a limited extent in the short term, forward planning and scheduling, as well as the ability of the company to resist crises through the flexibilisation of fixed costs, are of crucial importance.
- In capacity management – responsible for matching the 'production' of flight services with current demand – every effort is made to usefully employ or sell surplus capacity.

For further detailed information, see Point 38 of the Notes to the Accounts.









4

Where Vienna begins in Bucharest

« **Bucharest** has become my most important travel destination in recent years. That's no great surprise; since OMV acquired a majority holding in the oil and gas group Petrom at the end of 2004, Romania has played an increasingly important role for the Austrian company. As the current number one in the Danube region, this acquisition will certainly have taken us a decisive step further towards consolidating that position. › As my remit is to maintain health, environmental protection and safety at OMV, implementation of our high standards and processes in the new holding has now become my most important task – OMV views environmental protection and safety as an integral component of its overall strategy. › On my travels – like my colleagues – I'm regularly called upon to put all my trust in Austrian. And it works. It's not simply the fact that the quality is right, or that so many practical additional services are offered, such as the 'fast lane' through the airport security control. › With this airline, I just feel at home earlier on in my journey. When I travel with Austrian, Vienna begins in Bucharest. »

Helga Prazak-Reisinger,
OMV

Flying with the competent partner for the East.

Segments

All the individual segments of the Austrian Airlines Group – under IFRS, these segments are defined as scheduled, charter and complementary services – developed positively in the financial year. In the scheduled segment, the Group increased its levels of production, passenger figures and load factor. Within the framework of the Focus East strategy, the competence of the Austrian Airlines Group in Eastern Europe expanded particularly rapidly, with a combination of fresh destinations and increased frequencies on existing routes. Revenue in the scheduled segment also rose on this basis, with the EBIT in this segment increasing to EUR 66.9m. In cargo business, too, the Group increased its volume by 16% in the report period, primarily due to the newly introduced 'Priority Product' and increasing activity in the Asian market, and performed significantly better than the industry trend as a direct result. In the charter segment, the Group also succeeded in increasing both its revenues and EBIT on the strength of expansions in capacity and greater passenger volume. Finally, in the complementary services segment, a fall in aircraft leasing due to the expansion in own production produced a small reduction in revenue, although EBIT could be held stable.

Traffic performance increases sharply

Successful implementation of a strategy of expansion won the Austrian Airlines Group additional market share in the financial year 2004. In line with this, the Group produced significant gains in traffic performance. Overall, the number of passengers carried rose by 10.9% to 9,404,947. Around 83% of these passengers travelled on scheduled flights.



9,405
Total: +10.9%
8,479
1,581
Charter: +10.7%
Charter 1,427
7,824
Scheduled: +10.9%
Scheduled 7,052
Passengers carried
(000)
2003
2004

ASK increase by 17.8%

Within the framework of the offensive Focus East strategy, the Austrian Airlines Group also expanded its production capacity. Overall, available seat kilometers (ASK) increased by 17.8% to 29,218 million. As a result, levels of growth at the Austrian Airlines Group significantly exceeded the performance of AEA member airlines (+7.5%). The passenger load factor on scheduled services also increased in the report period, improving by 0.9 percentage points to reach 72.2%. The volume of cargo carried (total tons) also rose in 2004, increasing by 15.6% from 125,291 tons to 144,883 tons.

Traffic statistics

		2004	2003	+/- %
Passengers carried[1]		9,404,947	8,479,417	10.9%
Block hours[2]		312,234	278,772	12.0%
Available seat kilometers	(000)	29,218,021	24,799,580	17.8%
ATK	(000)	3,932,310	3,331,908	18.0%
RTK	(000)	2,750,862	2,330,764	18.0%
Sector flights		152,246	142,786	6.6%
Total tons		144,883	125,291	15.6%

1 Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as just one flight regardless of the number of stopovers.
2 Time from departure of aircraft from loading position until its return to unloading position after landing.

Continued segmentation into scheduled, charter and complementary services

According to IFRS, the business segments of the Austrian Airlines Group are allocated to the areas of scheduled, charter and complementary services. The scheduled flights of the Group operate under the brands Austrian and Austrian arrows, while production in the charter flight segment is marketed under the Lauda brand. Production revenue in the scheduled and charter segments is generated by the Austrian Airlines Production Company– created following the merger of the Flight Operations Divisions of Austrian Airlines and Lauda Air – and by the Tyrolean Airways Production Company, independently of the respective sales brands. Since the demand curves for scheduled and charter traffic are often complementary when considered on weekly and annual bases, such a structure allows for better management and optimised utilisation of the necessary capacity. This is particularly the case at weekends and during holiday periods.

Scheduled segment produces 83.2% of operating revenue

As the core business segment of the Austrian Airlines Group, the scheduled segment accounted for 83.2% of operating revenue in the financial year 2004 (2003: 82.1%). Because the operating revenue of the charter segment fell slightly to EUR 250.3m, its share of the total revenue of the Group decreased to 10.6%. This was also partly caused by a change in allocation. The operating revenue of the complementary services segment, which also includes revenues from subsidiaries of the Austrian Airlines Group, handling for third parties at Vienna Airport and the leasing out of aircraft, fell slightly to EUR 145.9m (2003: EUR 146.5m), while its share of the operating revenue of the Group was also down slightly at 6.2%.

Operating revenue per segment


6.2%
10.6%
83.2%
Scheduled
Charter
Complementary services

The profits from the ordinary disposal of fixed assets – primarily aircraft – included in the operating revenue of the Austrian Airlines Group were allocated to the scheduled and charter segments according to the ATK produced, and are reported as other operating revenue. Exchange rate gains from the valuation of foreign currency liabilities as at the reporting date, and provisions for aircraft awaiting sale in accordance with IAS 36 (Impairment), were allocated in relation to operating revenue between the segments and reported as other operating revenue or other operating expenses respectively. Calculation of the result of each segment is based upon directly attributable costs and pro-rated fixed costs, the latter divided up in relation to revenues.

Scheduled segment

The scheduled service segment covers all the scheduled traffic of the Austrian Airlines Group, and includes any additional services performed in the course of scheduled traffic (cargo, mail, excess baggage, etc.). The network competence of the Austrian Airlines Group is focused on traffic from and to Austria and on bi-directional West-East transfer.

Number of passengers carried up by 10.9%

In contrast to the preceding year, which was notably slower due to the war in Iraq and the outbreak of SARS, the financial year 2004 saw a significant rise in the production of scheduled traffic. While available seat kilometers rose by 19.1%, revenue passenger kilometers increased by 20.5% due to the fact that demand grew at a disproportionately strong rate in relation to production. As a result, the Group was able to increase its load factor by 0.9 percentage points to an average of 72.2% for the year overall. The offensive expansion policy of the Austrian Airlines Group generated an increase in passenger volume on scheduled services of 10.9% to 7,823,832.

However, due to the need to make up lost ground following the problems of 2003, the improvement in the load factor was concentrated on the first half-year, while the second six months of the year saw a marginally negative trend return. The main reasons behind this were the comparatively strong second half-year trend in 2003 and significantly weaker levels of demand for flights in the fourth quarter of 2004.

Scheduled traffic statistics

		2004	2003	+/– %
Passengers carried[1]		7,823,832	7,051,747	10.9%
Block hours[2]		269,564	238,900	12.8%
Revenue passenger kilometers	(000)	17,519,745	14,537,463	20.5%
Available seat kilometers	(000)	24,279,217	20,386,622	19.1%
Passenger load factor[3]	%	72.2	71.3	0.9 P
ATK	(000)	3,364,533	2,814,498	19.5%
RTK	(000)	2,374,229	1,980,183	19.9%
Overall load factor[4]	%	70.6	70.4	0.2 P
Freight tons		135,819	116,013	17.1%
Post tons		9,064	9,278	–2.3%
Total tons		144,883	125,291	15.6%

1 Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as just one flight regardless of the number of stopovers.
2 Time from departure of aircraft from loading position until its return to unloading position after landing.
3 Utilisation of available seats in relation to the number of revenue passengers in percent (passenger km x 100/seat km).
4 Utilisation of available weight capacity in percent (RTK x 100/ATK).


Reykjavik
Helsinki
Oslo
Stockholm
St. Petersburg
Gothenburg
Riga
Moscow
Copenhagen
Vilnius
Minsk
Hamburg
Dublin
Hannover
Berlin
Poznan
Warsaw
London
Amsterdam
Brussels
Dusseldorf
Leipzig
Kiev
Cologne/Bonn
Dresden
Luxembourg
Nuremberg
Prague
Krakow
L'viv
Kharkov
Frankfurt
Paris
Strasbourg
Stuttgart
Munich
Linz
Vienna
Bratislava
Kosice
Altenrhein
Salzburg
Budapest
Dnepropetrovsk
Geneva
Zurich
Innsbruck
Graz
Klagenfurt
Cluj
Chisinau
Odessa
Rostov
Lyon
Milan
Venice
Ljubljana
Zagreb
Timisoara
Turin
Verona
Zadar
Belgrade
Bucharest
Krasnodar
Nice
Bologna
Split
Sarajevo
Florence
Dubrovnik
Podgorica
Pristina
Sofia
Tbilisi
Yerevan
Barcelona
Calvi
Rome
Skopje
Tirana
Ohrid
Istanbul
Porto
Madrid
Ibiza
Palma de Mallorca
Neapel
Thessaloniki
Ankara
Baku
Lisbon
Alicante
Athens
Faro
Malaga
Catania
Tehran
Beirut
Larnaca
Damascus
Casablanca
Tripoli
Tel Aviv
Funchal
Amman
Cairo
Agadir
Hurghada
Lanzarote
Tenerife
Fuerteventura
Las Palmas

Short and medium haul routes


Vienna
Montreal
Toronto
New York
Washington
Beijing
Tehran
Tokyo
Osaka
Shanghai
Delhi
Kathmandu
Dubai
Cancun
Puerto Plata
Yangon
Bangkok
Tobago
Phuket
Malè
Colombo
Kuala Lumpur
Singapore
Mauritius
Sydney
Melbourne

Long haul routes

Expansion of competence in Eastern Europe

Against this background of generally higher levels of demand, the Austrian Airlines Group succeeded in sharply increasing its market share in the report period, especially in transfer traffic. As a result, the Austrian Airlines Group has now become the second largest player in the market for European transfer traffic. The company was also able to gain new market share in transfer traffic on its long-haul routes to Asia, Australia and North America in the report period.

Focus East: New destinations and increased frequencies

Within the framework of its Focus East strategy, the Group focused its efforts on the expansion of flight connections into Central and Eastern Europe, underpinning its existing specialisation in the region by incorporating new destinations and increasing the number of frequencies. Overall, seat capacity in the region in the report period was 34.1% up on the figure for the previous year. Flight frequencies to Central and Eastern Europe increased by 105 flights per week in the summer schedule in 2004, while 94 new flights per week were added in the winter schedule. New destinations added to the Group's route network in 2004 included the cities of Riga, L'viv and Podgorica, while frequencies were increased on routes to Belgrade, Prague, Ljubljana, Chisinau, Minsk, Budapest, Zagreb, Tirana and Kosice. In the other short-haul and medium-haul regions, meanwhile, the company increased its presence on routes including Rome, Milan, Bologna, Stuttgart, Dresden, Leipzig, Salzburg–Dusseldorf, Cologne, Nice and Dubai. Since May 2004, the Austrian Airlines Group has also been operating flights from Bratislava, with connections to destinations including Brussels. In the long-haul segment, meanwhile, the company continued to develop its specialisation in Asia, integrating new connections to Shanghai and Singapore into the route network. At the same time, frequencies to Beijing, Bangkok, Delhi, destinations in Australia, New York and Montreal were increased.

Revenue by geographical segment, scheduled services

Total revenue EUR 1,851.6 m



Switzerland 3%
Austria 3%
Scandinavia[1] 4%
Asia and Oceania 28%
Middle East[5] 6%
North America 9%
Southern and South-Eastern Europe[3] 10%
Germany 14%
Central Europe[4] 11%
Other Western Europe[2] 12%

1 Including Denmark
2 Belgium, England, France, Ireland, Luxembourg, Netherlands, Spain.
3 Albania, Bosnia-Herzegovina, Greece, Israel, Italy, Croatia, Macedonia, Serbia, Slovenia.
4 Azerbaijan, Armenia, Belarus, Bulgaria, Georgia, Moldavia, Poland, Romania, Russia, Czech Republic, Ukraine, Hungary.
5 Including Cyprus, Libya and Turkey, excluding Israel.

Revenue from scheduled flights increases

Overall, the Austrian Airlines Group was able to increase its revenues in the scheduled segment by 10.6% in 2004. The most important traffic regions in terms of revenue volume are Asia and Oceania, followed by Germany and by Western Europe. Viewed by geographical segment, the revenue trends of the Group once again developed unevenly due to the differing market conditions. Revenues in the geographical segment of Central Europe increased at an above-average rate, raising the region to fourth place in scheduled traffic. Revenue from traffic to Germany and Western Europe, by contrast, decreased due to falling yields. In individual markets such as Switzerland, the competitive situation was exacerbated further in the report period due to the recent entry of low-cost airlines.

Freight revenues also higher

In the report period , the Austrian Airlines Group achieved transport performance (air freight) on scheduled services of around 511.4 thousand freight revenue ton kilometers an increase of 18.7% compared to the preceding year. This strong growth enabled Austrian Cargo to significantly outperform the average for member airlines of the AEA (+10%).



Freight trend
tons
108,527
+6.9%
116,013
+17.1%
135,819
2002
2003
2004
Freight tons
10,109
-8.2%
9,278
-2.3%
9,064
2002
2003
2004
Post tons
118,636
+5.6%
125,291
+15.6%
144,883
2002
2003
2004
Total tons

Expansion in cooperation agreements

In addition to traditional 'belly freight' from its own scheduled and charter flights, the Austrian Airlines Group is now concentrating on the expansion of existing freight cooperation agreements and the conclusion of similar agreements with new partners. Since November 2003, for instance, cargo-only routes have been provided between Vienna and Kiev in cooperation with Ukraine International Airlines. The frequency was increased to three flights per week in September 2004, a move which has been excellently received by the market. In order to provide additional capacity in Central and Eastern Europe and open up new market niches, the Group is striving to conclude further cooperation agreements in the region.

Freight revenues on Austrian Airlines Group flights into Asia strongly exceeded the most confident forecasts. Cooperation agreements on individual routes were concluded with a number of Asian airlines in an effort to exploit the potential of the booming regional market even more effectively.

Freight revenue: +18.3%

Overall, the freight revenue of the Austrian Airlines Group rose by 18.3% to EUR 135.3m in the report period. In this area, too, the company was partly able to pass on the sharp increases in the cost of aircraft fuel to end-customers with fuel surcharges. The new product portfolio introduced in the financial year 2004 – above all, this includes the extremely well-received 'Priority Product' – progressed very positively, and is continuing to increase its share of overall Group revenue. The services are differentiated according to seven product lines, taking into account the specific requirements of different cargo products (e.g. speed or storage temperature). In an effort to further simplify the booking process, the Austrian Airlines Group joined the interactive booking and information platform 'Cargo Portal Services', which has been made directly accessible over the dedicated internet site **www.auacargo.com**.



priority
mail
care
cool
standard

Austrian Cargo products

Scheduled services

Business performance

EURm	2004	2003	+/– %
Revenue	1,851.6	1,674.7	10.6%
Other operating income	115.7	166.5	–30.5%
Operating revenue	1,967.3	1,841.2	6.8%
Operating expenses	1,900.4	1,788.8	6.2%
EBITDAR	271.4	353.8	–23.3%
Result from operating activities (EBIT)	66.9	52.4	27.7%
Assets	2,880.5	2,911.0	–1.1%
Liabilities	2,353.9	2,413.4	–2.5%

EBIT from scheduled services increases by 27.7%

Despite the reduction in demand in the fourth quarter and the high fuel costs, the EBIT of the scheduled segment rose in the report period from EUR 52.4m to EUR 66.9m.

Charter segment

In the charter segment, the holiday flight activities of the Austrian Airlines Group are marketed to the public under the Lauda Air brand. Similarly to the scheduled segment, the aircraft capacities of both Production Companies of the Austrian Airlines Group are used in the charter segment.

Passengers carried: +10.7%

In light of the rising levels of demand across the board, the Austrian Airlines Group also expanded its charter availability slightly on the previous year, with available seat kilometers rising by 11.9% to 4,939m. Overall, the Group operated around 370 different routes in the charter segment in the past year, and was able to sell the increased production on the market extremely effectively. The number of passengers carried on charter services increased by 10.7% to 1,581,115.

Charter traffic statistics

		2004	2003	+/– %
Passengers carried[1]		1,581,115	1,427,670	10.7%
Block hours[2]		42,670	39,872	7.0%
Available seat kilometers	(000)	4,938,804	4,412,958	11.9%
ATK	(000)	567,777	517,410	9.7%
RTK	(000)	376,633	350,581	7.4%

1 Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as just one flight regardless of the number of stopovers.
2 Time from departure of aircraft from loading position until its return to unloading position after landing.

Rise in single seat sales

As low-cost airlines become increasingly active in the tourist market, demand in the charter segment is beginning to shift from the sale of seats to chains and one-off charters towards single seat sales. This trend demands greater flexibility of planning, while at the same time the number of seats marketed at the risk of the airline inevitably rises. The Austrian Airlines Group is reacting to this by expanding its routes with individual seat sale in Southern and Western Europe. In contrast to the low-cost carriers, the Austrian Airlines Group continues to offer its passengers a high-quality product and all the numerous benefits of a network carrier in both the scheduled and charter segments.

The most important sales channels for the Group's charter product are the major tour operators of GTT, Thomas Cook, Delphin, Kuoni Schweiz, ITS and Reiseladen, while the strongest growth rates in the past financial year were achieved in the area of individual seat sales. From 2005 onwards, this segment will be expanded further still by means of a new, internet-based sales and reservations system with last-minute booking character.

Revenue by geographical segment

Total revenue 235.4 EURm


Africa6 1%
Austria, Germany, Switzerland, Scandinavia1 2%
Central Europe4 3%
North America 9%
Asia and Oceania 12%
Southern and South-Eastern Europe3 25%
Other Western Europe2 25%
Middle East5 23%

1 Including Denmark.
2 Belgium, England, France, Ireland, Luxembourg, Netherlands, Spain.
3 Albania, Bosnia-Herzegovina, Greece, Israel, Italy, Croatia, Macedonia, Serbia, Slovenia.
4 Azerbaijan, Armenia, Belarus, Bulgaria, Georgia, Moldavia, Poland, Romania, Russia, Czech Republic, Ukraine, Hungary.
5 Including Cyprus, Libya and Turkey, excluding Israel.
6 Excluding Libya.

Shift towards scheduled traffic

Overall, the financial year 2004 saw the Austrian Airlines Group move away from charter business in favour of scheduled traffic. Since the beginning of the summer schedule 2004, for instance, routes to Canada have been allocated to the scheduled segment. Despite this trend, revenues in the charter segment increased by 1.6% to EUR 235.4m in the report period. The most popular destinations were Greece, Spain, Turkey, Egypt and Portugal. There were the beginnings of a shift away from the traditional core holiday destinations, Greece and Spain, towards Egypt and Turkey. In the winter months, demand was mainly focused on traditional destinations including the Canary Islands, Egypt, South-East Asia, the Maldives and the Caribbean. The strongest growth in 2004 was in charter connections to Turkey, as well as to Egypt, Portugal and Ireland. In the long-haul segment, there were significant increases in the volume of traffic to Colombo and Malé, and a weekly connection to Mauritius was introduced at the end of June. The Group also launched a weekly connection to Tobago in November.

Charter services

Business performance

EURm	2004	2003	+/– %
Revenue	235.4	231.7	1.6%
Other operating income	14.9	23.3	–35.9%
Operating revenue	250.3	255.0	–1.8%
Operating expenses	243.3	249.5	–2.5%
EBITDAR	40.0	60.1	–33.4%
Result from operating activities (EBIT)	7.0	5.5	27.2%
Assets	366.2	402.7	–9.1%
Liabilities	299.2	333.9	–10.4

EBIT from charter segment: 27.2%

In line with the Austrian Airlines Group's policy of active adjustment of production to match demand from the market, operating revenue in the charter segment fell slightly to EUR 250.3m. However, the EBIT in this segment increased from EUR 5.5m to EUR 7.0m, and the Group succeeded in reducing its liabilities further.

Complementary services segment

In addition to its airlines, the Austrian Airlines Group includes numerous companies providing pre-flight and post-flight services in the field of transport and tourism, as well as financial and insurance service companies. As well as promoting the core activities of the Group, these enterprises perform air traffic-related services for cooperation partners and non-Group companies in the aviation and tourism industry. The complementary services segment also includes the results of these subsidiaries of the Austrian Airlines Group. The segment also covers third-party passenger handling at Vienna Airport, aircraft leasing and a range of other services. For details of individual companies, see p. 90 of the Notes to the Accounts.

Complementary services

Business performance

EURm	2004	2003	+/- %
Revenue	137.7	133.7	3.0%
Other operating income	8.2	12.8	−36.0%
Operating revenue	145.9	146.5	−0.4%
Operating expenses	140.4	141.1	−0.5%
EBITDAR	8.2	6.9	18.5%
Result from operating activities (EBIT)	5.5	5.4	1.9%
Assets	214.2	232.4	−7.8%
Liabilities	175.0	192.7	−9.2%

Reduction in aircraft leasing

Revenue from aircraft leasing fell from EUR 33.6m the preceding year to EUR 20.1m in the report period, due primarily to the expiry of leasing agreements with Lauda Italy and Lufthansa and the use of the newly reintegrated aircraft by the Group in its own operations.

Despite the strong competition and cost pressures which characterised the report period, the Austrian Airlines Group succeeded in strengthening its position in the market for third-party handling at Vienna Airport, raising its revenue volumes in this area by around 36.0% compared to the previous year. The Group won new clients in Emirates, Qatar Airways and LTU to complement existing key clients such as Lufthansa, Air Berlin and SAS.

Revenue from Travel Value Shops rises

Business at the Travel Value Shops at Vienna Airport, which the Austrian Airlines Group operates in cooperation with the German Travel Value specialists Gebr. Heinemann, also developed extremely positively in the report period. Overall, revenue rose by more than 20% in the financial year 2004 to EUR 39.2m. The key factor influencing this increase was passenger growth of almost 16% at Vienna Airport.

EBIT from complementary services: + 1.9%

Overall, operating revenue in the complementary services segment fell by 0.4% to EUR 145.9m during the report period. As a result, the share of the operating revenue of the Austrian Airlines Group as a whole attributable to this segment was 6.2%, slightly down on the preceding year (2003: 6.5%). The Group succeeded in holding the EBIT of the segment stable compared to the previous year, at EUR 5.5m.

A Continuing Optimistic Outlook

Despite increasing volatility in the economy as a whole and continuing high fuel prices, the Austrian Airlines Group will strive to improve its result from operating activities for 2005 adjusted to account for special items (EBIT adjusted). The main factor in this positive trend will be the focused growth which the Group strives to maintain through its targeted concentration on niches. Most prominent of these will be steady continuation of the Focus East specialisation strategy, with which the Austrian Airlines Group will continue to build upon its leading position in Central and Eastern Europe. At the same time, the Group is concentrating on targeted profitable routes in the long-haul segment with strong point-to-point potential and high transfer volume.

Gradual weakening in economic dynamics

The financial year 2004 was marked by a significant economic upswing, although this trend lost some momentum towards the end of the year. Essentially this confirmed earlier expectations of an economic upturn in 2004, although the reduction in demand, together with continuing high oil prices, led to uncertainty concerning the extent and lasting nature of this trend. For the planning period 2005 – 2008, economic commentators are predicting that economic growth in the USA will range from 3% to 4%, while forecasts for growth prospects in the Euro Zone are considerably more conservative at slightly over 2%. It is estimated that national economies in Central and Eastern Europe will continue to expand at similar rates to previous years, growing by 3 – 5%.

Aggravation of competitive situation in Europe

Levels of competition in the European aviation market are expected to rise in coming years, which should also lead to consolidation in the market in the medium term. The main reasons for this are existing overcapacity in individual European markets, while low-cost airlines are also continuing to expand their product range based on current orders. In addition to this, experience has shown that the airline industry reacts extremely sensitively to external crises in the political environment.

Greater flexibility and an increased ability to withstand crises

Against this background, the core policy of the Austrian Airlines Group continues to be to develop its ability to withstand external crises through the flexibilisation of its business model, and to take measures designed to manage the commercial risks typical of the industry as effectively as possible. The most important of these measures include increasing operating flexibility, cutting the level of debt and reducing exposure to risk from currency and interest rates.

Planning assumptions 2005

Real GDP in Euro Zone	2.2%
Real GDP in Central and Eastern Europe	3.0% – 5.0%
Inflation in Euro Zone	1.4%
Euribor	3.2%
USD Libor	3.2%
EUR/USD	1.23
Jet fuel	USD 450/ton

Fuel costs continue to soar

The profitability situation of the Austrian Airlines Group in the financial year 2005 will be decisively shaped by developments in the oil price and demand for flights in Europe. The economic environment remains highly volatile, due primarily to insecurity over the continued trend in oil prices and the exchange rate of the dollar. Despite a sharp reduction compared to its high in October 2004, the oil price remained extremely high towards the end of last year, at around USD 38 – 44/barrel (IP Brent). Experts are forecasting a slow relaxation in the price situation in 2005. From the current perspective, the Group expects to see an average kerosene price of approximately USD 450/ton in 2005 (planning assumption for 2004: USD 240/ton). As a result, the Austrian Airlines Group will need to cope with considerable additional fuel expenditure, which fuel surcharges will only partially offset.

Improvement in adjusted EBIT

Despite this difficult, high-risk environment, the Austrian Airlines Group will strive to improve its operating result adjusted for special items (EBIT adjusted) in 2005 compared to 2004. The main basis for this positive assessment is the expected growth in both available seat kilometers and revenue passenger kilometers achieved within the framework of the successful Focus East strategy. At the same time as achieving these objectives, the Group will need to improve its load factor and continue with its policy of strict cost management.

Focused growth through concentration on niches

Focus East expansion

The Austrian Airlines Group will consistently develop Focus East in 2005, the programme of specialisation successfully introduced in 2004 in order to build upon its leading position in terms of the number of destinations provided in Central and Eastern Europe. Similarly to the past financial year, this will be achieved both by increasing existing frequencies and by integrating new destinations into the route network. The destinations of Sibiu in Romania and Varna in Bulgaria are potential examples of the latter policy. In the medium term, primary points in Eastern Europe should be served three times a day, with secondary points connected by up to two daily flights to Vienna. In the long-haul segment, the Austrian Airlines Group will also continue to concentrate on selected profitable niche markets. The Group will focus its efforts on routes with strong point-to-point potential and high transfer volume. From 1 May 2005, for instance, the Indian economic centre of Mumbai (Bombay) will become a new destination for the company, served five times a week by non-stop flights from Vienna.

Fleet harmonisation

The broad-based programme of fleet harmonisation introduced in 2001 was essentially completed in the course of the past financial year, most notably in the segment of short-haul and medium-haul aircraft. Despite this success, the Austrian Airlines Group will continue with its efforts to gradually adjust the range of aircraft types used in its fleet, which have tended to grow together over time. Within the limits set by its essentially restrictive investment policy, the Group plans to conclude remaining open orders in 2005 with the delivery of two Dash8-400 aircraft, two Boeing B737-800, three Airbus A319 and six used Fokker 100. The removal from service of the two remaining MD-83 aircraft by the middle of the year will mean the Group finally discontinues its use of the MD-80 fleet family. The overall investment volume for acquisitions of aircraft will be around EUR 175m in 2005. These purchases should be financed from cash flow or through long-term bank loans. A total of 16 aircraft, with a value of around EUR 300m, remain to be delivered in the period 2005 – 2006, while there are currently no other firm orders for the subsequent years.

Green light for construction of new headquarters

Merger of all functions within one building

In an effort to make its internal processes more efficient and cost-effective and thereby improve operational performance, the Austrian Airlines Group plans to concentrate all its functional divisions within a single site by transferring its headquarters to Vienna Schwechat Airport. The merger at one location together with the technical base of Austrian will enable the Group to vacate significant areas of workspace currently rented. In addition to this, the Group will incur no extra costs for its required share of the land. Launched by a Supervisory Board decision taken in September 2004, detailed planning and the approval process are currently underway. These are expected to be completed by February 2005, with tenders being issued for the development work and negotiations over placing the order also beginning in early 2005. Assuming these basic procedures go according to schedule, the ground breaking ceremony to mark the beginning of construction should take place in May 2005. At the time of writing, the building was expected to be completed by autumn 2006, with the move scheduled for the end of 2006. The gross floor area of the new building (not including the four floors devoted to parking space) will be approximately 29,000 square metres, and the projected cost of construction is estimated at around EUR 40 million.

Reorganisation of Board of Management departments

Following many years of successful work for the Austrian Airlines Group, Dr. Walter Bock, Chief Operations Officer, responsible for Flight Operations, Engineering and Ground Services will take well-earned retirement following the expiry of his contract at the end of September 2005. In reaction to this development, the Supervisory Board of Austrian Airlines AG approved the streamlining of the departments of the Board of Management, to be implemented by 1 April 2005 in order to ensure as rapid a changeover as possible. The basis for this streamlining was created in the course of the past three years with the merger of the Engineering and Flight Operations Divisions of Austrian Airlines and Lauda Air. As a result, the Flight Operations, Engineering and Ground Services production portfolio will be divided up between the three remaining Board of Management departments on the basis of new, practical groupings of responsibilities.

Significant events after 31 December 2004

At the time of writing, it was still impossible to accurately foresee the medium-term consequences of the disastrous flooding that struck South-East Asia on 26 December 2004. As the Annual Report 2004 went to press, the Austrian Airlines Group continued to be in intensive contact with the relevant tour operators in an effort to clarify the expected consequences, particularly for the charter segment. According to current estimates, approximately 40 flights into the region will be affected by cancellations in the first quarter of 2005.

In December 2004, Austrian Airlines concluded an agreement on basic principles with the co-owners of Airest Restaurant- und Hotelbetriebsgesellschaft m.b.H. – who own a total of 65% of the catering company – regarding the purchase by Austrian of their shares in Airest. The shares in question are set to be taken over in the first half-year of 2005.

Majority participation in Slovak Airlines

In the first quarter 2005, the purchase of a participation in Slovak Airlines, prepared in 2004, was implemented by the underwriting of a 62% share in the shareholders' equity through a capital increase. The agreement of the competition authority is expected in the first quarter of 2005.

Please refer to pt. 47 of the Notes to the Accounts for further details of significant events after 31 December 2004.







Off to Australia!

« There's nothing quite like getting away – and after my final exams, I seriously need a holiday. And if possible, that should be as far away from university as possible. 〉 It let's me relax, prepare myself for next semester, and above all get to know new people and places. 〉 With its direct service to **Sydney**, Austrian is the perfect partner when I fly Down Under. 〉 Apart from that, they give me more than enough space for my legs – on most other airlines, that's something I've found a real problem, being as tall as I am. 〉 I don't even need to mention the delicious food on board ... 〉 With Austrian, I know I'll be able to get through check-in without a wait – and get on with the business of enjoying myself! »

Matthias Male, student

Flying with the competent partner for the East.

Corporate Governance

Based on its full commitment to the Austrian Corporate Governance Code, Austrian Airlines fulfils all the "L Rules", as well as the overwhelming majority of "C Rules" and "R Rules" of this regulatory framework. A number of minor deviations specific to the company are described transparently both on the website and in the Annual Report. Despite this fact, the Group implemented numerous measures in the financial year 2004 aimed at continued fulfilment of the Corporate Governance Codex. As a result, Austrian Airlines has become one of the first listed Austrian companies to provide detailed information about the individual remuneration of the members of its Board of Management.

Commitment to the Austrian Corporate Governance Code

In its declaration of 10 April 2003, Austrian Airlines stated its full commitment to the Austrian Corporate Governance Code and placed itself under a duty of compliance with the Code. The company continues to stand by this commitment, and also strives to fulfil the full content of the guidelines to this end.

The Austrian Corporate Governance Code is a voluntary measure aimed at self-regulation. It provides a regulatory framework for the management and supervision of limited companies, particularly those listed on the Stock Exchange. Austrian Airlines is convinced that good Corporate Governance makes a fundamental contribution to increasing the confidence of investors and the capital markets. Based on this principle, the company has already fulfilled the majority of the regulations contained in the Code at the time of its introduction in September 2002, achieving a high degree of transparency for all stakeholders.

"C Rules" and "R Rules" also extensively fulfilled

With its commitment to the Austrian Corporate Governance Code, Austrian Airlines will as a matter of course continue to comply with all Rules defined as Legal Requirements ("L Rules"). The company will also strive to comply with the full content of the recommendations contained in the "Comply or Explain" section. Austrian Airlines will do everything within its power to comply with the recommendations contained within the "R Rules" section (Recommendations).

Implementation in the financial year 2004

In the financial year 2004, Austrian Airlines implemented a wide range of measures to ensure the company continued to comply with the Corporate Governance Code:

Rule 4

Following an initiative by the Board of Management, the Annual General Meeting 2003 approved an amendment to the company charter according to which the Annual General Meeting is to be called at least three weeks in advance of the scheduled date. The Annual General Meeting 2004, which is to be held on 15 March 2005, will be called more than three weeks in advance, in mid-February 2005.

Rule 6

The results of ballots held at the Annual General Meeting are immediately published on the company website.

Rule 31

The individual remuneration of the members of the Board of Management is shown for the first time this year, appearing under Point 45. As a result, Austrian Airlines becomes one of the first listed companies to achieve full transparency in this field.

Rules 39, 40, 42 and 43

In the Corporate Bodies section (p. 8), an overview of the composition of the committees of the Supervisory Board is provided for the first time. The full Supervisory Board met five times in 2004. In preparation for the full Supervisory Board, the Accounts Committee addressed questions concerning the financial statement, rendering of accounts, risk management and auditing of the Group on two occasions.

Rule 69

This year, an overview of the Austrian Airlines shares held by the members of the Board of Management features on the Austrian Airlines website for the first time. The status of these shares as at 31 December 2004 is included in Point 44 of the Notes to the Accounts. Updates are also provided on the website about the purchase and sale of shares in the company by members of the Board of Management.

Deviation from C Rules

With the exception of Rules 38, 54, 49 and 61, Austrian Airlines fulfils all the "C Rules" of the Austrian Corporate Governance Code. Implementation of Rules 38 and 54 is dependent upon a decision being reached by the shareholders. Due to the special commercial situation of the Austrian Airlines Group, it was not possible to implement the recommendations on Rules 49 and 61.

Rules 38 and 54

At present, neither the statutes of Austrian Airlines nor the rules of procedure of the Supervisory Board or the Board of Management lays down an age limit for members of the Board of Management (Rule 38) or Supervisory Board (Rule 54). At the General Meeting of Shareholders held on 15 March 2005, an application is expected to be made to alter the statutes to allow for the introduction of an age limit for the Board of Management and Supervisory Board. Since implementation of these rules is solely subject to the decision of the General Meeting of Shareholders, however, Austrian Airlines is unable to make a statement at this time.

Rule 49

The object and conditions of the agreements between Austrian Airlines and companies in which members of the Supervisory Board of Austrian Airlines exercise executive functions were not publicised for reasons of competition between these companies. Austrian Airlines excluded compliance with this rule in its commitment to the Austrian Corporate Governance Code for the financial year 2003.

Rule 61

The existence of syndicate agreements between individual shareholders of Austrian Airlines was not disclosed on the website with regard to the contracting parties.

External audit

Austrian Airlines is one of the first Austrian companies to correspond with the requirement of the Code to enable external evaluations of compliance with the individual Rules of the Code to be performed. Deloitte & Touche GmbH auditing and tax consulting company and Schönherr Rechtsanwälte OEG were entrusted with this evaluation for the financial year 2003. The audit confirmed compliance with the Rules with the deviations detailed in the Annual Report 2003. In future, Austrian Airlines will perform evaluations of the company's compliance with the Rules of the Code at regular intervals.

Human Resources

Due to the continuing restrictive nature of its staffing policy, the average number of people employed by the Austrian Airlines Group rose only slightly in 2004 despite the considerable expansion in production. The company continues to create new jobs in production-related areas on a regular basis, however. The conclusion of a new Collective Agreement for Inflight Personnel also provided an important stimulus in the report period. The new settlement will create far greater flexibility in the way the Group exploits market opportunities. Other important focus points of human resource management this year were the merger of the Flight Operations divisions of Austrian Airlines and Lauda Air into the Austrian Airlines Production Company, and the expansion of opportunities for initial and further training. Thanks to the exemplary commitment of all employees, it once again proved possible to maintain and build upon the outstanding reputation and solid market position of the Austrian Airlines Group in the 2004 financial year. The Board of Management would like to take this opportunity to express its gratitude to all employees of the Group for their continuing commitment and support.

Restrictive staffing policy maintained

Despite the marked recovery in demand for flights in the second half-year of 2003, the Austrian Airlines Group has continued to pursue its restrictive staffing policy in the past financial year. In this way, the company has succeeded in covering the majority of flight activities carried out in the report period with its existing employee capacities. Only towards the end of the year were greater numbers of employees taken on in selected areas, in an effort to continue the offensive expansion of the Austrian Airlines Group. As a result, despite the significant expansion of production, the annual average for the number of people employed by the company overall rose at a rate below that expected, increasing by 6.9% to 7,662. At year-end, 7,984 people (2003: 7,137) were employed by the Group.

The disproportionate increase in the number of other Group employees shown in the table below is a result of the fall in the number of Austrian Airlines employees who had been seconded to the Travel Value Wien Betriebs GmbH & Co KG subsidiary, and were replaced by employees of this company.

Employees[1]	2004	2003	+/-	+/- %
Austrian Airlines[2]	6,409	6,029	380	6.3%
Tyrolean Airways	1,145	1,046	99	9.4%
Other Group employees	108	92	16	17.4%
Austrian Airlines Group	7,662	7,167	495	6.9%

1 Annual average on a full-time basis
2 Includes Lauda Air; the company transfer from Lauda Air to Austrian Airlines took place on 01.10.2004

New Collective Agreement for Inflight Personnel concluded

Greater flexibility

Following extensive negotiations with the Works Council for Inflight Personnel, which were even threatened by strike measures at one point, the new Collective Agreement for Inflight Personnel was signed in August 2004. The new settlement creates a more flexible and cost-effective production structure which will directly enable the Austrian Airlines Group to exploit additional market opportunities in future. For the first time, the Collective Agreement provides for a unified salary scheme for new pilots and cabin attendants joining the Austrian Airlines Production Company, while flight time conditions have been made more flexible and a new mainly contribution-based pension system has been agreed for new employees.

Merger of Flight Operations of Austrian and Lauda Air

Production Company Concept

Another milestone in the increased integration of the Group was reached on 1 October 2004 with the merger of the Flight Operation divisions of Austrian Airlines and Lauda Air within the Austrian Airlines Production Company. The new Collective Agreement also represented an important precondition for this step. In the course of the merger, the Flight Operations functions of both Production Companies – such as Dispatch and Operations Control – were merged on an organisational level, and the relevant staff brought together at a single location, the Austrian crew building at Vienna Airport. Thanks to extensive preparatory work, the merger went through without a hitch and there was no obstruction to flight processes. Consequently, the Austrian Airlines Group now operates two separate Production Companies:

- The Austrian Airlines Production Company – which operates scheduled services under the Austrian brand and charter services under the Lauda Air brand – now takes commercial responsibility for the scheduled segment, with the exception of regional traffic.
- The Tyrolean Airways Production Company – which appears in the market under the Austrian arrows brand – covers regional traffic.

Selective increase in Flight Operations personnel

In order to guarantee the future growth of the Group, Austrian Airlines began to take on up to 400 new cabin attendants for its Flight Operations in October 2004. In parallel with this move, additional employees were taken on by Ground Services at Vienna Airport and Austrian Technical Services in 2004. The new members of staff will provide optimum support for the expansion of the Vienna hub and build upon the quality of the location and services provided by the Austrian Airlines Group.

Number of employees by division[1]

	2004	2003	+/–	+/– %
Administration, marketing, sales	1,927	1,896	31	1.6%
Technical services	1,218	1,138	80	7.0%
Ground services	925	831	94	11.3%
Cargo	205	203	2	0.8%
Cabin attendants	2,041	1,819	221	12.2%
Pilots	1,033	994	39	4.0%
Flight operations support	314	285	29	10.1%
Total	**7,662**	**7,167**	**495**	**6.9%**

1 Annual average on full-time basis

Salary waiver by Board of Management

In recognition of the continuing tough market environment and openness of staff towards the cost-reduction measures which remained in place in 2004, the four members of the Board of Management of the Austrian Airlines Group also gave a clear signal of their own commitment to the fundamental restructuring of the Group when they voluntarily waived 10% of their total remuneration for one year as of 1 January 2004.

Performance-based system of remuneration

For several years now, the performance-based system of remuneration of the Austrian Airlines Group has proven to be extremely successful. Through a range of incentive models and variable components for managerial staff, employees are specifically rewarded for high achievement and demonstrating above-average levels of commitment. Furthermore, a Stock Option Programme is in place for executive employees of the Group (for further details, see Point 44 of the Notes to the Accounts). An employee participation model is currently also being implemented.

Employee development and further training

Numerous custom-made opportunities

The Austrian Airlines Groups views the all-round development and ongoing training of all its employees as issues of huge importance. In the financial year 2004, the company once again underlined its commitment to this objective by significantly expanding its training programme and opportunities for staff to work on a part-time basis.

The Austrian Airlines Group invested a total of EUR 12.1m in training and further training in 2004. To complement the Focus East offensive, for instance, a wide range of special courses revolving around Central and Eastern European themes were provided, alongside targeted language courses and intercultural training. In March 2004, a comprehensive two-year training course, the LEAD programme, was launched with young managers in mind. At the forefront of this development measure is the creation of a unified and standardised understanding of management. In parallel with this, both Austrian Technical Services and Cabin Organisation launched internal development programmes for their managers, both specially tailored to the needs of the respective divisions. In line with the offensive course of expansion of the company, a comprehensive selection procedure was set in train in 2004 with a remit to identify 23 candidates with the potential to take on responsible positions within the Group in the future. To prepare for these new challenges, these employees will attend a comprehensive programme of further training, both professional and personal, during 2005. In an effort to expand training in the workplace for all employees worldwide, the Austrian Airlines Group has also extended its e-learning programme and conceived a range of additional multi-media training programmes.

Targeted support for young professionals

With its innovative training programmes, the Group also provides young people with the optimum requirements for successful entry into the job market, so increasing the number of highly qualified young professionals in the Austrian economy of tomorrow. On average, the Austrian Airlines Group regularly trains around 44 young people as travel agency sales staff, electricians and IT technicians and businesspeople. The importance of these initiatives has been acknowledged throughout Austrian industry, with the technical training workshop of Austrian Airlines recently being awarded a prize in the competition entitled 'Fit for the Future 2004 – Austria's Best Training Operations'.

The Group carried out an extensive Employee Survey in December 2004, the results of which will be used to shape its Human Resources Strategy for 2005.

For further information about employment with the Austrian Airlines Group, please go to **www.austrianairlines.co.at**

Product

The Austrian Airlines Group put a series of measures in place during the report period to implement the relaunch of its brand presence, first introduced at the end of 2003. In addition to redesigning the look of its aircraft and lounges, the Group reoriented the product and service concept. The numerous innovations introduced in the report period include the upgrading of Business Class, the improvement of the catering range and the introduction of an exclusive 'HON Circle' special programme for the most active members of the Miles & More frequent flyer programme. In Economy Class, the new 'Bistro Service' was extremely well received, which enabled Austrian to distinguish itself positively from the competition. The expansion in the range of ways for customers to book over the internet – and the huge increase in the number of routes bookable via etix – complete the range of measures introduced in the interest of the customer over the last year. The high levels of customer satisfaction generated by these measures were confirmed in the report period by the company's numerous industry awards and leading positions in international rankings.

New brand presence successfully implemented

In the financial year 2004, the Austrian Airlines Group successfully implemented its new brand presence, first introduced in autumn 2003. The brand portfolio was restructured, with new brands emphasising the dynamic message of the Group. The Austrian brand was given a simpler, fresher image, while the regional flight segment was brought closer to the mainline brand with the 'Austrian arrows' product brand. In the holiday flight segment, the Group maintained the strong 'Lauda Air' brand already introduced.

Gradual redesign of aircraft and lounges

Twenty-one aircraft were converted to the new exterior design in the financial year 2004, after 19 aircraft had been remodelled in the new look the previous year. Plans are in place for another 36 aircraft to follow suit in 2005. The new cabin design has already been implemented in newly delivered aircraft such as the A319 fleet. The Group lounges, print types, website and general advertising presence were also redesigned, in a series of parallel projects. The fundamental criterion underlying all these image conversion measures was cost-efficiency. Overall, the conversion is expected to reach a conclusion in 2007.

Reorientation of the product and service concept

At the same time as relaunching its corporate identity, the Group was reacting to the changed framework conditions in the airline industry with a reorientation of its overall business model. The following objectives were formulated for the new model:

- Clear differentiation between Business and Economy Class
- Reduction in complexity throughout the customer service chain
- Continuous cost-reduction whilst maintaining best possible service level

Based on these guidelines, both the marketing mix and product concept of the Group were fundamentally reworked.

Greater production differentiation by upgrading Business Class

As the Austrian Airlines Group has decided to serve high-value premium traffic alongside the more price-sensitive economy segment within a single space in its aircraft, it views differentiation between the two products as hugely important. By upgrading the services provided in Business Class, the Group created an important new emphasis in the report period, thereby creating real competitive advantage. This was confirmed in numerous surveys and by the prizes awarded to the Group. In addition to expanding levels of service in its lounges, Austrian developed the first-class and already well-established catering provided in its Business Class with a range of exotic gourmet creations from top chefs. From 2005 onwards, inflight wines will be selected by renowned sommelier Karl Seiser from Vienna's Coburg restaurant. On long-haul flights, moreover, regular cinema premieres have been added to the inflight entertainment, and the Austrian 'Sky Spa' philosophy, which aims to achieve harmony and wellbeing throughout the journey, is set to be introduced in 2005. In the pre-flight area, the Austrian Airlines Group provides its Business Class passengers with a 'fast lane' at airport security control and a curbside check-in service during the summer months.

New 'HON Circle' service for top frequent flyers

The Austrian Airlines Group took another step towards increasing the level of differentiation in its Miles & More frequent flyer programme in the report period with the introduction of its 'HON Circle' service for frequent flyers. With this innovative new service, Austrian has provided a highly exclusive class of top customers, which consists of around 150 Senator Class members who have clocked up a total of over 600,000 miles within two calendar years, with a range of exceptional additional benefits since December 2004. These extra benefits include dedicated parking zones, a free limousine service and support from trained personal assistants to enable them to move smoothly to the head of the queue at check-in and security control. Thanks to a cooperation with Lufthansa, these passengers can now also use the services of the new First Class Terminal at Frankfurt Airport.

'Bistro Service' in Economy Class

In Economy Class, meanwhile, the Group introduced a sales concept entitled 'Bistro Service' in the report period, within which passengers are offered a varied range of snacks and drinks, with coffee, tea, water and a chocolate snack continuing to be provided free of charge. At the same time, transferring the risk from the Bistro Service to the catering company commissioned allowed the Group to massively reduce both its costs and the complexity of its processes. Due to the positive reaction by customers to the Bistro Service, it will be extended to cover all flights lasting up to 150 minutes from January 2005 onwards.

In order to guarantee fulfilment of the high quality demands of the Austrian Airlines Group, a system of centralised product quality management was introduced in 2004 which carries out continuous checks on product quality all the way along the 'customer service chain'.

Implementation of process-oriented organisation

To orient the entire company more clearly towards the requirements of customers, the Austrian Airlines Group launched a comprehensive process management project in the financial year 2004. Within the framework of this project, all processes and organisational structures are continuously reworked in order to achieve more targeted process optimisation. It has already been possible to implement early improvements in the course of the merger of the Flight Operations of Austrian and Lauda Air, and in Technical Services.

Reduction in complexity due to greater automation of processes

Increased information and booking opportunities

In an effort to offer its customers as simple and transparent product as possible, the Austrian Airlines Group also implemented a range of process improvements covering the entire customer service chain in the report period. Since December 2004, for instance, customers have been able to access precise details of all departures and arrivals of the Austrian Airlines Group in Vienna by SMS around the clock. Thanks to the massive expansion in the number of routes that can be booked using electronic ticketing – these numbered more than 50 at the time of writing – the volume of flights booked using the new technology increased by 70% in the financial year 2004. As a result, around 40% of passengers now enjoy the numerous benefits of the paper-free ticketing service, which is provided under the 'etix' brand, the most important of which are time savings and lower charges. More self-check-in machines have been installed, allowing more passengers with a greater amount of baggage to use the automated service than was previously possible. As a result of this strategy, use of the self-check-in service increased by 60% in the report period.

Expansion in online sales

In order to expand use of the internet as a sales channel, the Austrian Airlines Group continuously adapts its extensive booking platform to customer requirements. A number of new customer-oriented features were also added in the past financial year, including the 'virtual' subscription and a new user-friendly design. As a result, the share of online bookings made in the important Austrian market increased to over 7% in the financial year 2004. A new interactive online booking tool will be introduced in early 2005 which will further increase levels of user-friendliness and transparency through the use of additional services such as fare comparisons.

'redticket' and 'silverticket'

Following the simplification of the fare structure and the introduction of the '**red**ticket – return flight inclusive' product brand in the winter of 2003, the Austrian Airlines Group is launching another innovation in product design in January 2005. With the introduction of the '**silver**ticket – upgrade to business', all passengers travelling at the highest Economy Class fare will be able to claim a free upgrade into Business Class. As a result, primarily business travellers who would otherwise use Economy Class will be offered the levels of service available in Business Class.

Peak values in customer satisfaction

Once again, the quality leadership of the Austrian Airlines Group was impressively underlined in the report period by a series of awards and leading positions in industry rankings. The Group views these positive assessments as an obligation to increase its quality, punctuality and reliability further still.

Awards


Austrian

- Airline of the Year 2004 in Europe (Capital)
- Best Cabin Staff 2004 – Regional Ranking Europe (Skytrax)
- 2nd Place – Performance European Airlines Overall (Business Traveller)


Austrian arrows
operated by Tyrolean

- Regional Airline of the Year in Europe 2003 (Capital)
- Best Service 2002 (Capital)


Lauda

- Travel Oscar 2004 (Österreichisches Verkehrsbüro)
- Travel Star Bronze Award 2004 (Travel Inside)

Fleet

Despite its continuing restrictive investment policy, the Austrian Airlines Group was largely able to complete its programme of fleet harmonisation in the report period. The project, which has been underway since 2001 and is focused on short- and medium-haul aircraft, has enabled the Group to significantly reduce the diversity of fleet families and types used in its fleet, achieving a marked increase in efficiency and considerable cost savings. The key changes to fleet structure in the report period were the addition of the A319 to the Airbus 320 fleet family and the value-for-money purchase of nine aircraft of the Fokker 100 type, which can be operated together with the existing aircraft of the Fokker 70. To offset these forward-looking new acquisitions, the MD-80 fleet used by the Group has been removed from service.

Group strives to achieve cost-efficient fleet structure

The guiding principle of strategic fleet management at the Austrian Airlines Group is the proactive management of key commercial risks affecting the aviation industry. The primary objective is the creation of a cost-efficient, harmonised fleet structure which also guarantees the flexibility of fleet structure necessary to implement needs-based adjustments based on fluctuations in demand. The number of aircraft types ('fleet families') used by the Group is an important cost-driver in terms of acquisition, operation and maintenance. Reduction to a small number of families and types produces major benefits in operational use and increases both cost-efficiency and flexibility of use.

Restrictive investment programme

Despite the marked recovery in levels of demand for flights, the investment programme of the Austrian Airlines Group remains tightly controlled. The Group pursues a highly restrictive policy over the acquisition of new aircraft and strives to utilise any unnecessary capacity through leasing or sale. With the exception of the highly cost-effective acquisition of a fleet of Fokker 100, which are primarily required on short- and medium-haul routes, the only aircraft to be newly integrated into the fleet in the report period were those with delivery dates already fixed on the basis of long-standing orders. In 2004, these were three A319 and one Canadair RJ. The Austrian Airlines Group spent a total of EUR 185.4m in the financial year 2004 on the acquisition of aircraft, reserve engines and rotables, modifications and advance payments.

Harmonisation of short- and medium-haul fleet approaches completion

By the end of the financial year 2004, the Group had largely completed the harmonisation of its short- and medium-haul fleet, a project first launched in 2001. As a result, there was a reduction from twelve fleet families with 22 aircraft types to eight families with 16 types. This streamlining of the type range was achieved by means of targeted conversions from existing orders, selective sales of aircraft with a limited connection with the rest of the fleet and the long-term lease-out of those fleet sections no longer required.

Majority of MD-80 fleet removed from service

The Group made significant progress in this programme in the report period. With the exception of two MD-83 aircraft, which will continue to be required for charter traffic until June 2005, the entire MD-80 fleet

Fleet harmonisation

2001	Retirements	Additions	2004/05
A330/A340	MD-81/82[1], MD-83[2], MD-87	A319	A330/A340[5]
B777	B737-400	F100	B777
B767	B737-300[3]		B767
MD-81/82, MD-83, MD-87	ERJ 145[4]		A319/A320/321
A320/A321	D8-100		B737-NG[6]
B737-Classic	Challenger/Learjet 60		F70/F100
B737-NG			CRJ
F70			DH8-300/400
ERJ 145			
CRJ			
D8-100/300/400			
Challenger/Learjet 60			
12 fleet families, 22 types			8 fleet families, 16 types

1 As at 31.12.2004
2 Retirement planned for 2005
3 Sale planned for 2005
4 Long-term leaseout
5 340-200/300
6 B737-600/700/800

had been taken out of operation as at the end of the 2004 financial year. A sale agreement covering four MD-87 aircraft was concluded in December 2004. In order to unify one Boeing 737 fleet, moreover, the Austrian Airlines Group sold two Boeing 737-400 in the report period while simultaneously ordering a Boeing 737-800 for Lauda Air, due for delivery in June 2005. In September 2004, the Group finally succeeded in selling its Boeing 767-300 which, although in service for some years, no longer suited the remaining 767 fleet due to its age and low range.

Purchase of a Fokker 100 fleet

To offset the removal from service of the MD-80 fleet, the Austrian Airlines Group acquired a total of nine value-for-money medium-haul jets of the Fokker 100 type in the financial year 2004. These aircraft, which will go into operation with Austrian arrows, were previously in service with American Airlines. At the end of 2004, six of these Fokker 100 were already in use, with the remaining aircraft undergoing modifications.

New Fokker 100 aircraft prove their worth

The Fokker 100 can be operated in a single fleet family with the Fokker 70 – already well established in the Group fleet – and is characterised by its use of state-of-the-art technology and high level of passenger comfort. Due to the significantly higher economic effectiveness of the Fokker compared to the retired MD-80 fleet, this change will generate noticeable cost benefits. As the first aircraft of this type proved extremely successful in practical service, the agreed options on six further aircraft were converted into fixed orders at the end of 2004. The transfer of the aircraft is planned for the first quarter of 2005. As the necessary modifications are carried out on the aircraft, they will be introduced into service on a step-by-step basis.

New additions to Airbus 320 family

Three new A319 enter service

In the report period, the Austrian Airlines Group began to use three of the seven medium-haul aircraft of the Airbus A319 type, originally ordered in 2002. The remaining aircraft will be delivered in 2005 and 2006. The Airbus A319 perfectly complements the existing Airbus A321 and A320 owned by the Group. Since the A319 can be operated with the Airbus A320 fleet family, all the models can be flown by a single corps of pilots with very little expenditure required for retraining. The redesigned cabin concept of the Austrian Airlines Group has already been incorporated into the new A319, with its improved interior decor and new colour accents for Business Class and Economy Class.

Average age of fleet 7.0 years

As at 31 December 2004, the Austrian Airlines Group had a fleet of 97 aircraft in operational service, with five other aircraft leased out on a long-term basis. This represented an increase of nine in the number of aircraft in service with the Group compared to the same date the preceding year, due primarily to the lasting recovery in demand for flights. As a result of the new acquisitions, the average age of the fleet fell by 0.4 years in the report period to 7.0 years. Consequently, the Austrian Airlines Group now operates one of the youngest and most modern fleets in Europe.

Medium-term fleet development[1]

	2004	2005	2006	2007	2008
Scheduled fleet					
Dash-8	20	22	22	22	22
Canadair RJ	17	16	16	13	13
Fokker 70	9	9	9	9	9
Fokker 100	6	8	8	11	14
A319	3	6	9	9	9
A320	6	6	6	6	6
A321	6	5	5	5	5
B737	4	3	4	4	4
Short- and medium-haul	**71**	**77**	**80**	**80**	**83**
B767	4	4	4	5[2]	6[2]
A330	4	4	4	4	4
A340	4	4	4	4	4
B777	3	3	3	3	3
Long-haul	**15**	**15**	**15**	**16**	**17**
Scheduled total	**86**	**92**	**95**	**96**	**100**
Charter fleet					
MD-83	2	0	0	0	0
A320	2	2	2	2	2
A321	0	1	1	1	1
B737	5	6	8	8	8
B767	2	2	2	2	2
Charter total	**11**	**11**	**13**	**13**	**13**
Total	**97**	**103**	**108**	**109**	**113**

1 All figures refer to 31 December and take account of operationally employed aircraft of the Austrian Airlines Group (incl. replacement aircraft for maintenance-related standing times).
2 Operating Leases

Certification as a Design Organisation

In February 2004, the Austrian Airlines Technical Services Division was officially certified as the first 'Design Organisation' by the European Aviation Safety Agency (EASA). This proof of qualification confirms that the Technical Services Division fulfils all the preconditions necessary to develop modifications in and on the aircraft. The certification simplifies the procedure of carrying out repair work and modifications, thereby reducing maintenance costs and standing times.

Corporate Responsibility

The Austrian Airlines Group employs a wide range of different measures to fulfil its social responsibility as a key company in the Austrian economy and wider society. The scope of these activities ranges from supporting various charitable, artistic and sporting institutions and initiatives to a wealth of measures designed to protect the environment. Ongoing and constructive dialogue with all stakeholders plays a central role in shaping the long-term orientation of all activities of this nature.

Commitment to social responsibility

Even during periods of intense competition in the aviation market, the Austrian Airlines Group fully recognises its commitment to social responsibility, both in Austria and across the world. The Group is extremely proud of its internationalised and tolerant corporate culture. This is decisively shaped by the diversity of the company's employees, who originate from some 79 different countries. The high quality of the Austrian Airlines Group's apprenticeships and training have also given it a key role in the industry. The technical workshops of Austrian Airlines were recently singled out for special mention in 'Fit for the Future – Austria's Best Training Operations', a competition organised by the industry.

Constructive dialogue with stakeholders

Ongoing, constructive dialogue with all stakeholders in the company is a central factor in shaping the long-term orientation of all activities. This forms the basis for the Austrian Airlines Group's ability to take the concerns of its employees and the public into account, in addition to the interests of its shareholders. At the same time, the Group is always keen to proactively minimise any environmental consequences connected with its business activities.

Despite the fact that measures of this nature cannot help but be affected by restrictive cost management and challenging conditions throughout the industry, the company has continued to support numerous projects in the social, cultural and sporting fields throughout the 2004 financial year.

New sponsorship concept

At the time its corporate identity was relaunched in the autumn of 2003, Austrian Airlines took the opportunity to refocus its promotion of cultural and sporting events. Through increased support for the modern entertainment scene and selected leisure sector and mass-audience sports, the new sponsorship concept underlines the image features of the new Austrian brand. At the same time, the fact that many of these activities have a very Austrian flavour emphasises the company's strong regional associations.

Social

Travel and transport services

Austrian Airlines also expresses profound awareness of its position as the national carrier through its support for a wide range of charitable and social institutions and initiatives, as well as spontaneous aid campaigns. The provision of travel and transport services free of charge is normally at the forefront of these efforts to contribute to the greater good: in 2004, Austrian Airlines provided a range of renowned international non-governmental organisations with aid of this nature with a value of approximately EUR 1 million. This included the transportation of medical aid and airlifting of essential goods free of charge to disaster areas such as the Indian Ocean region following the recent tsunami.

Culture

Austrian Airlines also makes a huge effort to promote Austria's outstanding reputation as a haven of culture and significant tourist destination, supporting numerous artistic and cultural events to this end. Taking over flight costs or transporting works of art also plays a central role in this field, while the company actively sponsored various musical productions, Vereinigte Bühnen Wien, Vienna Jazz Festival, the internationally renowned Salzburg Jazz Autumn, a range of pop concerts and the BA-CA Art Forum in the 2004 financial year.

Sports

Sports sponsorship also played an important role for the Group. In the report period, the Austrian Airlines Group was Official Carrier for the Austrian Olympic Team at the Summer Olympics in Athens, the Ironman Austria competition, the Austrian Golf Open, the European Swimming Championships and the European Volleyball Confederation (CEV).

Environment

At the heart of the Austrian Airlines Group's activities in the field of environmental protection is its switch to greener aircraft and engines. The company collaborates closely with aircraft and engine manufacturers in this area. The reduction of emissions and noise levels is at the forefront of efforts made towards such improvements.

Fleet modernisation produces fuel savings

In recent years, the fuel efficiency of the engines in the aircraft deployed by the Austrian Airlines Group has increased continuously due to the ongoing fleet modernisation. With the switch from the MD-80 fleet to the newly purchased Fokker 100, for instance, fuel consumption levels per route have fallen by approximately 20%.

Noise reduction

Noise reduction is another focus for the Austrian Airlines Group's efforts to protect the environment. Working within the framework of the mediation process operated by Vienna Airport, the company has cooperated with Vienna Airport itself, Austro Control and representatives of citizens' initiatives and local councils bordering on the airport in an effort to develop quieter flight procedures during takeoff and landing. The new flight procedures are expected to lead to around 50,000 people in Vienna and the surrounding region of Lower Austria being exposed to significantly lower levels of flight noise. These improvements were also made possible by the transfer of departures to previously less severely affected areas. The measures taken include the changing of departure routes, revision of the system as a whole, wide-ranging standardisation of visual approach routes, restriction of flight paths, agreement of noise-reducing approach flight procedures and redistribution of air traffic. The Austrian Airlines Group also uses its own sound absorber during engine tests in order to reduce to a minimum the noise emissions produced by these operationally necessary tests.

The de-icing fluid used on the aircraft of the Austrian Airlines Group is 100% biodegradable, while environmental compatibility is also taken into consideration during the selection of detergents. The company uses its own waste water treatment plants to ensure the environment is not polluted in any way.

Reduction in waste

The Austrian Airlines Group continues to separate its waste in a consistent manner, and is at the forefront of efforts to use paper products over plastic packaging for its inflight consumer goods.







For me, flying is like taking the bus

« I like to arrive at the airport as soon before takeoff as possible, and disappear to where I need to be immediately after landing. That's how I try to organise my travel, because I spend more than enough time on the move. > In my post as Regional Manager for South-East Europe at Siemens Business Services, I travel through the region a great deal in order to push forward the rapid expansion of our IT services business in this growth area. Today it's **Belgrade**, tomorrow it'll be Tirana, next week Sofia. > When I'm travelling, it's naturally very important to be able to count on the highest possible efficiency. Austrian offers numerous very useful features which help me save time – self check-in machines, for example, and e-ticketing. > I particularly value the individualised care that I know I'm going to receive as a Senator within the Miles & More frequent flyer programme, above all the priority on waitlists. That leaves me more time to think about what I do best – business. »

Robert Tesch, Siemens Business Services Österreich

Flying with the competent partner for the East.

Consolidated Financial Statements

Please find the online version of this report at
www.aua.com/report2004

IFRS Consolidated Income Statement for the Financial Year 2004

EURm	Notes	2004	2003	+/–	+/– %
Flight revenue	7	2,087.0	1,906.4	180.6	9.5
Other revenue	8	137.7	133.7	4.0	3.0
Revenue		**2,224.7**	**2,040.1**	**184.6**	**9.0**
Changes in inventories	9	0.7	1.1	–0.4	–36.4
Income from disposal of non-current assets	10	6.5	6.1	0.4	6.6
Other operating income	10	131.6	195.4	–63.8	–32.7
Operating revenue		**2,363.5**	**2,242.7**	**120.8**	**5.4**
Expenses for materials and services	11	–1,483.5	–1,293.2	–190.3	–14.7
Personnel expenses	12	–466.8	–426.4	–40.4	–9.5
Depreciation and amortisation	13	–165.2	–292.6	127.4	43.5
Other operating expenses	14	–168.6	–167.2	–1.4	–0.8
Operating expenses		**–2,284.1**	**–2,179.4**	**–104.7**	**–4.8**
Result from operating activities (EBIT)		**79.4**	**63.3**	**16.1**	**25.4**
Result from associates	15	0.8	1.8	–1.0	–55.6
Financial expenses	16	–58.6	–57.2	–1.4	–2.4
Financial income	16	25.4	27.4	–2.0	–7.3
Other financial expenses and income	17	6.4	–9.6	16.0	–
Financial result		**–26.0**	**–37.6**	**11.6**	**30.9**
Profit before tax		**53.4**	**25.7**	**27.7**	**–**
Income taxes	18	–12.5	20.3	–32.8	–
Profit after tax		**40.9**	**46.0**	**–5.1**	**–11.1**
Minority interests		–0.7	–0.2	–0.5	–
Net profit for the year		**40.2**	**45.8**	**–5.6**	**–12.2**
Earnings per share		**EUR 1.24**	**EUR 1.42**	**–EUR 0.18**	**–12.7**
Diluted earnings per share		**EUR 1.18**	**EUR 1.35**	**–EUR 0.17**	**–12.6**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Income Statement.

IFRS Consolidated Balance Sheet as of 31 December 2004

Assets

EURm	Notes	31.12.2004	31.12.2003	+/–	+/– %
Non-current assets					
Intangible assets	20	23.9	29.4	–5.5	–18.7
Aircraft	21	2,481.9	2,468.7	13.2	0.5
Other tangible assets	22	163.3	170.0	–6.7	–3.9
Investments in associates	24	16.0	17.4	–1.4	–8.0
Other financial assets	24	224.5	213.9	10.6	5.0
Other non-current assets	27	102.0	69.1	32.9	47.6
Deferred tax assets	28	115.6	128.8	–13.2	–10.2
Non-current assets		**3,127.2**	**3,097.3**	**29.9**	**1.0**
Current assets					
Inventories	25	52.2	51.3	0.9	1.8
Trade receivables	26	149.4	139.4	10.0	7.2
Other current assets	27	64.1	69.4	–5.3	–7.6
Short-term investments	29	–	52.1	–52.1	–
Cash on hand and at bank	30	68.0	136.6	–68.6	–50.2
Current assets		**333.7**	**448.8**	**–115.1**	**–25.6**
Total assets		**3,460.9**	**3,546.1**	**–85.2**	**–2.4**

Shareholders' equity and liabilities

EURm	Notes	31.12.2004	31.12.2003	+/–	+/– %
Shareholders' equity					
Issued share capital	31	247.2	247.2	–	–
Reserves	32	343.5	311.5	32.0	10.3
Net profit for the year		40.2	45.8	–5.6	–12.2
Shareholders' equity		**630.9**	**604.5**	**26.4**	**4.4**
Minority interests		**1.9**	**1.6**	**0.3**	**18.8**
Non-current liabilities					
Provisions	33	460.5	419.6	40.9	9.7
Interest-bearing liabilities	34	1,462.6	1,627.8	–165.2	–10.1
Other liabilities	35	26.0	26.9	–0.9	–3.3
Non-current liabilities		**1,949.1**	**2,074.3**	**–125.2**	**–6.0**
Current liabilities					
Provisions	33	351.3	378.2	–26.9	–7.1
Interest-bearing liabilities	34	354.1	308.2	45.9	14.9
Income tax liabilities		2.5	4.6	–2.1	–45.7
Other liabilities	35	171.1	174.7	–3.6	–2.1
Current liabilities		**879.0**	**865.7**	**13.3**	**1.5**
Total shareholders' equity and liabilities		**3,460.9**	**3,546.1**	**–85.2**	**–2.4**

The following Notes to the Consolidated Financial Statements are an integral part of this Consolidated Balance Sheet.

IFRS Statement of Changes in Shareholders' Equity
1 January 2003 to 31 December 2004

EURm	Issued share capital	Capital reserves	Retained earnings incl. Net profit for the year	Total
as at 31.12.2002	**247.2**	**278.0**	**31.8**	**557.0**
Changes according IAS 39			4.8	4.8
Other changes			–3.1	–3.1
Net profit for the year			45.8	45.8
as at 31.12.2003	**247.2**	**278.0**	**79.3**	**604.5**
Changes according IAS 39			–14.1	–14.1
Other changes			0.3	0.3
Net profit for the year			40.2	40.2
as at 31.12.2004[1]	**247.2**	**278.0**	**105.7**	**630.9**

1 Since July 2002, 1.7m own shares at EUR 9.66 per share (price correct as at 31 December 2004) have been reported as being in the company's own stock and offset against reserves.

IFRS Cash Flow Statement for the Financial Year 2004

EURm	2004	2003	+/–	+/– %
Profit before tax	53.4	25.7	27.7	–
Depreciation of non-current assets	165.2	292.6	–127.4	–43.5
Result from sale of non-current assets	–18.7	–6.1	–12.6	–
Result from associates	–0.8	–1.8	1.0	55.6
Net interest	33.2	29.8	3.4	11.4
Income taxes paid	–2.0	–	–2.0	–
Changes in inventories	–0.8	3.4	–4.2	–
Changes in receivables and other assets	–53.5	114.9	–168.4	–
Changes in provisions	14.1	72.5	–58.4	–80.6
Changes in liabilities (excl. financial liabilities)	–4.6	–66.3	61.7	93.1
Other non-cash changes	–37.3	–119.5	82.2	68.8
Cash flows from operating activities	**148.2**	**345.2**	**–197.0**	**–57.1**
Investments in tangible and intangible assets	–205.7	–201.0	–4.7	–2.3
Changes in financial assets	–3.5	–3.1	–0.4	–12.9
Income from sale of non-current assets	55.4	58.4	–3.0	–5.1
Financial income	25.4	27.4	–2.0	–7.3
Cash flows from investing activities	**–128.4**	**–118.3**	**–10.1**	**–8.5**
Change in interest-bearing liabilities	–81.9	–216.1	134.2	62.1
Financial expenses	–58.6	–57.2	–1.4	–2.4
Cash flows from financing activities	**–140.5**	**–273.3**	**132.8**	**48.6**
Change in cash and cash equivalents and cash equivalents	**–120.7**	**–46.4**	**–74.3**	**–**
Cash and cash equivalents at beginning of period	**188.7**	**235.1**	**–46.4**	**–19.7**
Cash and cash equivalents at end of period	**68.0**	**188.7**	**–120.7**	**–64.0**

The following Notes to the Financial Statements are an integral part of this Cash Flow Statement.

Notes

Introduction

The consolidated financial statements of Austrian Airlines Österreichische Luftverkehrs-Aktiengesellschaft (in the following: Austrian Airlines AG) and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS). In March 1999, taking into account the trend towards international accounting, the Austrian legislator passed the Law on Consolidated Accounts (Konzernabschlussgesetz). According to this law, any consolidated financial statements and management reports prepared in accordance with internationally accepted accounting principles are to be recognised as a replacement of the consolidated financial statements according to Austrian accounting principles (Austrian Commercial Code). Since the financial year 2000 Austrian Airlines has been taken the opportunity to employ IFRS to prepare its consolidated financial statements.

The consolidated financial statements have been prepared in millions of euros. The data for the financial year 2004 relate to the balance sheet date 31.12.2004 and the period from 1 January to 31 December 2004 respectively.

By preparing the consolidated financial statements in accordance with internationally accepted accounting principles based on the euro, the company will meet the growing need amongst the investor community and financial experts for annual accounts based upon internationally comparable information.

In its domestic market of Austria, the Austrian Airlines Group is the market leader in terms of passenger volume handled. It covers all sectors of the air travel industry. The commercial sectors of the Group's operative airlines include scheduled and charter services, the transportation of cargo and airmail and the performance of technical and handling services for other airlines. The headquarters of the company is in Vienna.

As well as its two operative airlines of Austrian and Austrian arrows and Lauda Air as a marketing company for the charter flight segment, the Austrian Airlines Group includes a number of other companies in the transport, tourism and financial sectors, all of which provide strategic support for Flight Operations.

1 — Preparation of financial statements

The financial statements of all fully consolidated companies both at home and abroad, which are material to the group accounts or subject to statutory audit according to national regulations, were audited by independent auditors and provided with unqualified audit opinions. The orderly reconciliation of the statutory financial statements to individual IFRS financial statements based on Group accounting guidelines was also confirmed by the auditors. The annual financial statements of the consolidated companies were based on historical cost as of the balance sheet date of the consolidated financial statements. In the view of a true and fair presentation, individual items in the Balance Sheet and Income Statement have been presented in a condensed form. These items have been broken down separately in the Notes to the Financial Statements.

2 — New standards

No new IFRS standards applicable by the Austrian Airlines Group were published in the year under review.

3 — Accounting principles

The consolidated financial statements of Austrian Airlines AG and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (IFRS), taking into account the Interpretations of the former Standing Interpretations Committee (SIC), henceforth the International Financial Reporting Interpretations Committee (IFRIC). All the standards referred to were also applied in the previous year.

Income and expenditure

Income from services and the sale of merchandise are recognised when the corresponding service has been performed or when the risks and rewards associated with the right of ownership are transferred to the buyer. The other criteria included in IAS 18 (Revenue) are normally also met at this time. Revenue is measured at the fair value of the consideration received taking into account the amount of any trade discounts.

Financial income is valued on a proportional basis, taking the effective interest rate into account.

Dividends are recognised at the time at which the legal claim to the dividend is established. At the time at which the income is recognised, the relating expenditure is also recognised (matching principle), provided that, if the expenditure has not yet led to an outflow of resources, a liability exists.

Intangible and tangible assets

Intangible and tangible assets are valued at acquisition or production costs less amortisation and depreciation charges based on the Group's accounting principles. Depreciation is calculated on a straight-line basis. Assets are depreciated from the beginning of the benefits received from the use of the asset. Interest expenses are not capitalised. The estimated useful life of intangible assets is as follows:

Type	Estimated useful life in years
Software licences and other rights	3 – 10
Goodwill	10 – 20
Negative goodwill	18

The depreciation period is based on the estimated useful life of the asset. The estimated useful life of each type of aircraft when new and of the Fokker 100, which was acquired in used condition, is as follows:

Type	Estimated useful life in years	Residual value in %
B777	20	10
B767	20	10
B737	18	10
A340	20	10
A330	20	10
A310[1]	18	10
A321	18	10
A320	18	10
MD-80	15	10
Fokker 70	15	10
Fokker 100	8	10
Canadair RJ	15	10
Embraer RJ[1]	15	10
Dash-8	12	10

1 Not in operational use with the Austrian Airlines Group

The estimated useful life of tangible assets is as follows:

Type	Estimated useful life in years
Buildings	20 – 50
Office fixtures and fittings	10
Commercial machinery and equipment	5 - 10
Cars	8
Technical equipment	5
EDP equipment	3 - 10

If an asset is impaired, the carrying amount is reduced to its lower recoverable amount.

According to the market value estimates produced for the aircraft stock of the company under review, depreciation to a lower recoverable amount is not required for those aircraft employed in the longer term. In detail, calculations are performed on the basis of so-called Cash Generating Units. Since all aircraft are used for all traffic streams according to the transferral concept of the Austrian Airlines Group, the total Group fleet has been included as a single Unit. An interest rate of 5.0% (5.0% the previous year) has been set for the purposes of calculation. Because the book values of those aircraft specified for disposal were above the market values, it was necessary to set impairments amounting to EUR 10.7m; these were balanced with appreciations of EUR 58.4m for those aircraft of which the Group no longer intends to dispose due to the changed fleet planning compared to the previous year.

Lease financing

Under IAS 17 (Accounting for Leases), economic ownership of the lease is attributed to the lessee if this person bears substantially all risks and rewards connected with the ownership of the lease. If it is determined that economic ownership lies with the Austrian Airlines Group then the lease is capitalised, effective from inception of the lease agreement, at the present value of the future lease payments including, if appropriate, any incidental costs borne by the lessee. Both the depreciation charge and the estimated useful life correspond with those of comparable assets purchased.

Financial assets

Financial assets are capitalised and calculated at cost. Non-current low or non-interest-bearing loans are valued at the net present value as at the date of issuance. Marketable shares quoted on a stock exchange are valued at the balance sheet date on a portfolio basis at the lower of cost or market.

Changes in value based upon the recoverable fair value arising from securities of the non-current assets have been reported as affecting net income.

Inventories

Inventories include non-reparable spare parts, raw materials and supplies and related goods, and prepayments on inventories. Inventories are valued at cost. Cost is based on average cost, whereby interest expense is not included. As at the balance sheet date inventories are valued at the lower of cost or net realisable value minus any other costs accrued. Net realisable value is determined by the net selling price of the final product.

Accounts receivable

Short-term accounts receivable are valued at cost. Low- or non-interest-bearing monetary accounts receivable, repayable after more than one year, are valued at the initial net present value. Doubtful accounts receivable are written down to the lower realisable value and the required individual valuation allowances made on the basis of recognisable risk. Accounts receivable in foreign currencies are translated at the mid-market price as at the balance sheet date. This item also includes loan acquisition and interest expenses, which are amortised in accordance with the respective terms.

Short-term securities

Short-term securities are valued at the lower of cost or market price, which was determined on the basis of a single item valuation.

Derivatives

The Austrian Airlines Group uses derivatives to provide coverage against interest rate and currency risks, and to hedge against the fuel price risk. These are valued at the foreign currency ratios correct at the time of settlement. Fuel price hedging is carried out in the form of fixed price agreements ('swaps') on a crude oil basis and fixed price agreements with a limited payout ('capped swaps') on the oil market in Brent (crude oil). At the balance sheet date, swaps were in use. Profits and losses arising from fuel price hedging are recorded under fuel expenditure. As at 31.12.2004, the prerequisites existed for valuation in the balance sheet (cash flow hedges) of fuel price hedges of EUR 0.7m (EUR 4.8m the previous year); this amount represents the profit from the qualifying hedging instruments as at the balance sheet date and has been reported directly in Shareholders' equity in accordance with the existing rules of IAS 39. The option premiums paid at the inception of the interest rate, currency or fuel price hedging transactions are carried as an asset (until the option is exercised or expires) and amortised on a straight-line basis over the vesting period. At the expiration/exercise date the full-capitalised amount is charged/credited either to interest expense, foreign currency exchange differences or fuel expenditure.

Provision for pensions, severance payments and anniversary bonuses

In addition to specific pension commitments with senior employees, especially former members of the Board of Management of the Group and their dependants, the following individually defined pension plans are in place:

Pension plan

A pension plan exists for all employees employed by Austrian Airlines AG within Austria, for employees seconded abroad or for individual senior employees of subsidiaries. Also included in this scheme are all senior employees appointed after 1994.

With effect from 31 December 1994, the previously valid pension contribution regulation for commercial and technical employees of the company was transferred into a pension fund and converted to a defined contribution scheme. The rates of contribution for commercial and technical employees who joined the company on or after 01.01.1995 will be increased from 1% to 3% with effect from 01.01.2005 (4% from 2009).

In the Federal Republic of Germany, a similar arrangement exists with the employees whereby this is based on an agreement. The company made the appropriate provisions for this liability until 31 December 2002; from 01.01.2003, it was converted to a local pension contribution system. With effect as of 31 December 1996, the pension contribution regulations for the pilots and cabin attendants of Austrian Airlines AG were also transferred to an external pension fund. The collective bargaining agreement foresees a pension for pilots, payable at the earliest at the age of 55, amounting to 60% of the final salary, whereby this incorporates the entitlement of the ASVG pension, any invalidity benefit as well as the widows' and orphans' pension with its upper limit. For cabin attendants, a direct contribution scheme dependent upon the length of service and limited to 20% of final salary is in place. A pension for the surviving dependants of flight attendants, the amount of which will be restricted, is also in place. For those inflight employees of Austrian Airlines AG who join the company on or after 01.04.2004, and those pilots and cabin attendants who have moved from Lauda Air to Austrian Airlines in the course of the transfer of the business, the following contributions-based pension fund regulation is in place: pilots receive a contribution of 4% (5% from 2009), cabin attendants a contribution of 3% (4% from 2009) of the respective gross monthly salary.

Provisions have also been made at Tyrolean Airways for a new employee pension guaranteed on a collective basis and amounting to 2% of respective gross annual remuneration.

Employees subject to Austrian Law have the right, if their period of employment has lasted for three years without interruption, to a severance payment in case of termination of their terms of employment by the employer or resignation for an important reason, if they have been employed for at least 10 years and upon retirement in any case. The level of this payment depends on the annual salary at the time of termination and the length of service. The provisions for pensions, severance payments and anniversary bonuses have been calculated under the 'Anwartschaftsbarwertverfahren', which roughly corresponds to the 'Projected Unit Credit Method'. The provisions are calculated annually as at the year-end by an external actuary.

The provisions have been calculated using the following actuarial assumptions:

- Biometric parameters: 'Rechnungsgrundlagen für die Pensionsversicherung AVÖ 1999-P (Angestellte)'
- Fluctuation: for severance payments and anniversary bonuses dependent upon age (cabin attendants) and length of service (commercial/technical employees), between 0.0 and 20.0%; for pensions depending on age (with cabin attendants), between 0.0 and 15.0%
- Age of retirement: earliest possible legally pensionable age in accordance with the 2003 Pension Reform
- Discount rate: 5.0% per annum (5.0% per annum last year)
- Salary increases: between 3.75 and 6.25% per annum, depending upon membership of collective agreement and level of remuneration, whereby increases incorporate estimated rates of inflation of 1.75 - 2.0% per annum and career assumptions dependent upon the collective agreement
- Pension increase: 2.0%
- Pension fund surplus: 7.5% for commercial/technical employees and inflight personnel of Austrian Airlines joining the company up to and including 31.03.2004; 5.5% for inflight personnel joining the new Austrian Airlines and Lauda Air Flight Operations Division on or after 01.04.2004

When income or expenditure resulting either from a change in one of the assumptions or from actuarial gains and losses exceed the defined benefit obligation as at the previous year-end by more than the 10% corridor relating to severance payments and pensions as defined in IAS 19 (Employee Benefits), the excess over the 10% is charged/credited annually by the amount of the remaining period of service. The pension provision is calculated in accordance with IAS 19 (Employee Benefit Costs) using the 'Anwartschaftsbarwertverfahren'.

Tax and other provisions

Tax and other provisions are recorded to the extent that an obligation exists to third parties, that future payments are probable and that the provisions can be measured reliably. Should none of these criteria be applicable then the corresponding obligation is reported under contingencies. Provisions payable after more than one year are recorded at the net present value. The requirement and valuation of the provisions are re-examined at the balance sheet date each year. Provisions in foreign currency are translated at the closing rate. For expected maintenance work to be carried out by third parties, pro rata provision is made on the basis of maintenance requirements as determined by the regulative authorities. The provision for commitments under the 'Miles & More' frequent flyer programme is calculated in line with the agreement drawn up with Lufthansa. The provision in this item from the year 2001 associated with the general comparison with the Lauda Privatstiftung continues unchanged.

Liabilities

The item of EUR 130.0m in cash presentations as amounts owed to banks with a term of over one year was based upon oral information provided by the financing banks about authorised or intended extensions of amounts principally due within one year.

Liabilities arising from financing lease agreements are valued at the present value of future lease payments in force at the conclusion of the agreement. Other liabilities are valued at the repayable amount. Liabilities in foreign currencies are translated at the mid-market rate on the balance sheet date.

In connection with lease financing, a commitment has been made to contractual partners that specific defined ratios of balance sheet cover will be observed in case a fundamental change in ownership structure should occur.

Deferred taxes

Deferred taxes are calculated in accordance with IAS 12 (Income Taxes) subject to the 'Full Liability Method'. According to IAS 12 (Income Taxes), deferred tax is calculated on timing differences between the tax base and the respective IAS values on the level of the individual companies. A deferred tax asset has been capitalised for tax losses only to the extent that these will be utilised in the near future.

Estimates

In the consolidated financial statements, it is necessary to make certain estimates and assumptions, which can have an influence upon the value of assets, liabilities, income and expenses in, and on the notes to, the financial statements for the reported period. It is possible that the actual amounts may vary from such estimates used.

4 — Methods of consolidation

All significant subsidiaries under the legal and/or actual control of Austrian Airlines AG are included in the consolidated financial statements. Significant associates are accounted for under the 'Equity Method' if the Group holds an interest of between 20 and 50 per cent and exercises significant influence. Other investments are carried at cost. For the purpose of capital consolidation upon the initial incorporation of subsidiaries, the acquisition costs of equity investments are compared to the Group's share in the prorated equity of the company in question. In subsequent consolidations, the hidden reserves and encumbrances thus disclosed are carried forward, amortised or released in accordance with the treatment of the corresponding assets and liabilities. Any excess of the costs of acquisition over the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is recognised as goodwill and amortised over its estimated useful life, applying the straight-line method. From 2005, the recoverability of such goodwill will be audited in accordance with the regulations of IFRS, in connection with IAS 36 by means of an Impairment Test. According to the transitional provisions in IAS 22 (Business Combinations), goodwill arising up to 31 December 1994 is charged directly to the reserves. Should the goodwill not be covered by the present value of future revenues, it is subject to impairment. The value of the acquired net assets exceeding the acquisition costs is recognised as negative goodwill and amortised on a straight-line basis over the remaining useful life of the non-monetary fixed assets. The carrying amount of the investments accounted for using the equity method is increased or reduced respectively at each reporting date by the Austrian Airlines Group's pro rata share of the associates' or joint ventures' changes in equity capital. The difference between the carrying amount of the equity investments and the prorated equity of the company is allocated and carried forward on the basis of the same principles as those applicable to full consolidation.

Effects resulting from inter-Group transactions are eliminated. Receivables and liabilities between consolidated companies are netted; inter-Group profits and losses included in fixed assets and inventories are eliminated, and earnings within the Group are offset against the correspondent expenses. For temporary differences from consolidation, deferred taxes are recognised as required under IAS 12 (Income Taxes).

5 — Scope of consolidation

Fourteen (fourteen in the previous year) subsidiaries are fully consolidated. The investments in six (six in the previous year) associates are accounted for in the consolidated financial statement under the equity method. Companies have been included in the consolidated financial statements on the basis of their significance. The companies not included are considered to be insignificant on a stand-alone as well as on an overall basis regarding the true and fair presentation of the consolidated financial statements. The following subsidiaries were included in the consolidated financial statements on the basis of full consolidation:

Company	Headquarters	Holding in %
AUA Beteiligungen Gesellschaft m.b.H.	Vienna	100.0
Austrian Airlines Lease and Finance Company Limited	St. Peter Port	100.0
Tyrolean Airways Tiroler Luftfahrt GmbH	Innsbruck	100.0
AUA Versicherungs-Service Gesellschaft m.b.H.	Vienna	100.0
Austrian Airtransport, Österreichische Flugbetriebsgesellschaft m.b.H.	Vienna	100.0
Lauda Air Luftfahrt GmbH	Schwechat	100.0
UIA Beteiligungsgesellschaft m.b.H.	Vienna	100.0
TVW Travel Value Wien Betriebs GmbH	Schwechat	100.0
TVW Travel Value Wien Betriebs GmbH & Co KG	Schwechat	100.0
AVICON Aviation Consult Gesellschaft m.b.H.	Vienna	100.0
ACS Aircontainer Services Gesellschaft m.b.H.	Fischamend	76.0
TRAVIAUSTRIA, Datenservice für Reise und Touristik GmbH & Co. Nfg. KG	Vienna	67.0
SCA Schedule Coordination Austria GmbH	Schwechat	54.0
AVS Privatkunden Versicherungsservice GmbH	Schwechat	51.0

The investments in the following associates were accounted for under the equity method:

Company	Headquarters	Holding in %
Airest Restaurant- und Hotelbetriebsgesellschaft m.b.H.	Schwechat	35.0
"AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H.	Vienna	33.33
GULET TOUROPA Touristik GmbH & Co KG	Vienna	25.0
TUI-Austria Reiseveranstaltungs-GmbH	Vienna	25.0
TUI-Austria Reiseveranstaltungs-GmbH & Co KG	Vienna	25.0
Ukraine International Airlines	Kiev	22.5

An overview of the equity interests can be found on page 90.

6 — Currency translation

The acquisition costs of assets purchased in foreign currency – primarily aircraft invoiced in US dollars – are determined using the exchange rates effective at the time of payment. In the case of rate-hedged payments, the acquisition costs are based on the hedged rates. The trends in the most important exchange rates in relation to EUR are as follows:

Currency conversion

EUR	2004		2003	
	Market price on reporting date	Average	Market price on reporting date	Average
USD	1.3621	1.2462	1.2630	1.1418
JPY	139.65	133.91	135.05	131.76
CHF	1.5429	1.5436	1.5579	1.5236
GBP	0.7051	0.6793	0.7048	0.6934

Notes to the Consolidated Income Statement

7 — Flight revenue

Flight revenue by type of service

EURm		2004	2003
Scheduled	Passengers	1,699.6	1,544.4
	Excess baggage	8.9	8.0
	Cargo	135.3	114.4
	Airmail	7.8	7.9
Scheduled Total		1,851.6	1,674.7
Charter		235.4	231.7
		2,087.0	**1,906.4**

8 — Other revenue

EURm	2004	2003
Sales of goods	48.6	41.7
Commissions	13.7	12.9
Technical services	26.1	19.2
Handling services	13.1	10.2
Aircraft lease	20.1	33.6
Revenue from service provider charges	8.9	9.2
Other	7.2	6.9
	137.7	**133.7**

The commissions are primarily the result of ticket sales for other airlines. The revenue from aircraft leasing of EUR 20.1m in the report period relates principally to the leasing of aircraft of the type B767 to Lauda Air S.p.A., two B767 to Lufthansa and one B737. The Other revenue item includes revenue from personnel leasing. Revenue from service provider charges and the corresponding lease of equipment is overwhelmingly attributable to TRAVI-AUSTRIA.

9 — Changes in inventories

The capitalised own services included in the changes in inventories totalled EUR 0.6m, and principally represent modification work on aircraft as well as self-constructed assets.

10 — Other operating income

EURm	2004	2003
Income from disposal of non-current assets excluding financial assets	6,5	6,1
Income from release of provisions	57,2	21,9
Income from charges to third parties	2,8	4,0
Rental income	3,0	3,1
Foreign currency exchange rate gains	37,3	130,5
Damages	6,1	8,0
Other operating income	25,2	27,9
	138,1	**201,5**

Income from the disposal of non-current assets excluding financial assets is primarily attributable to the sale of two B737 and one B767, while income the preceding year was attributable to the sale of the former City Office in Athens. The increase in Income from the release of provisions is primarily the result of the release of the provision for tickets issued in 2002 but not used, landing and handling charges, commissions and sales support.

11 — Expenses for materials and services

The increase in the individual items of Expenses for materials and services and Expenses for related services results overwhelmingly from the expansion of production; additional increases in the price of aircraft fuel were also reported throughout the year.

EURm	2004	2003
Aircraft fuel	309.8	214.9
Landing and handling charges	272.6	256.8
En route charges	128.6	119.6
Aircraft parts	28.7	29.4
Subcontracted aircraft overhauls	149.3	136.9
Travel expenses of crew	31.3	26.1
Long-term aircraft lease	21.4	29.1
Short-term aircraft lease (ground transports, Blocked Space Agreements, etc.)	53.6	35.8
Expenditures on commissions	151.5	148.2
Passenger servicing	100.2	86.8
Passenger landing charges	140.3	124.4
Expenditure on reservation systems	40.9	37.6
Merchandise for resale	25.1	21.6
Other material usage and purchased services	30.2	26.0
	1,483.5	**1,293.2**

12 — Personnel expenses

EURm	2004	2003
Wages and salaries	342.0	303.5
Severance payments	13.6	16.5
Pensions	18.7	24.5
Compulsory social expenses	78.3	72.4
Other social expenses	14.2	9.5
	466.8	**426.4**

The rise in Personnel expenses is attributable to the increase in the average number of employees and salary adjustments in line with the collective agreement.

Average number of employees

EURm	2004	2003
Austrian Airlines	6,409	6,029
Tyrolean Airways	1,145	1,046
Other Group employees	108	92
	7,662	**7,167**

The figure of 7,662 employees includes 22 blue-collar employees (39 the previous year). This breakdown includes part-time employees on a proportionate basis of their working hours. The change in the number of employees results overwhelmingly from the expansion of production.

13 — Depreciation and amortisation

The breakdown of depreciation and amortisation amounting to EUR 165.2m (EUR 292.6m the previous year) is presented separately in the respective item (19ff.) in the Notes. This item includes EUR 10.7m as depreciations for the lower market value of aircraft specified for disposal in the report period (EUR 119.1m the previous year), balanced by appreciations of EUR 58.4m (EUR 51.1m the previous year). Furthermore, EUR 0.4m arises from goodwill amortisation. Income related to negative goodwill amortisation is reported under Other operating income.

14 — Other operating expenses

EURm	2004	2003
Other costs of premises and plant	59.0	61.7
Insurance	18.7	25.7
Advertising and representation expenses	37.6	28.1
Consultancy costs	10.9	9.0
Claims	1.5	4.4
Losses of receivables	2.4	5.5
Postage and telecommunications charges	6.0	4.8
Travel expenses of ground staff	7.1	6.0
Taxes (excluding taxes on income)	2.8	3.0
Support materials	14.4	9.8
Other operating expenses	8.2	9.2
	168.6	**167.2**

The Other operating expenses item includes bank charges, various administrative cost and similar expenses.

15 — Result from associates

In the year under review, the Result from associates of EUR 0.8m includes the contributions to the result made by the associates Airest, AirPlus, GULET TOUROPA Touristik, TUI Austria and Ukraine International Airlines.

16 — Financial expenses and income

EURm	2004	2003
Income from other securities and other long-term financial assets	8.7	16.4
Other interest and similar income	16.7	11.0
Interest and similar financial expenses	−58.6	−57.2
	−33.2	**−29.8**

The lower income from interest is overwhelmingly the result of the reduction in the correspondent assets. The increase in interest and similar financial expenses is due to the increase in the average interest rates.

17 — Other financial expenses and income

EURm	2004	2003
Result from other investments	1.1	1.4
Income from sale of financial assets	12.2	3.2
Result from securities and loans	-6.9	-14.2
	6.4	**-9.6**

The income from the sale of financial assets in 2004 is overwhelmingly the result of the sale of Österreichisches Verkehrsbüro. The reduction in the negative result from securities and loans is primarily due to lower exchange rate-related reductions in the value of investments held in foreign currencies.

18 — Income taxes

Both income taxes paid or owed by the individual companies and deferred tax charge (income) are recorded as income taxes.

EURm	2004	2003
Deferred tax income	13.3	-20.1
Other income tax expenses	-0.8	-0.2
	12.5	**-20.3**

For a detailed breakdown of the assets and liabilities on which deferred tax income is based, please see item 28. Income from Other income tax expenses is the result of retrospective tax credits.

The effective income tax credit in the year under review is as follows:

EURm	2004	2003
Profit before tax	53.4	25.7
Income tax expenses applying the Austrian corporate income tax rate of 34% (2004)	18.2	8.7
Valuation allowance tax losses carry forward	-29.4	-6.8
Change in temporary differences (commercial law - tax law)	8.5	3.8
Effect of tax rates deviating from Austrian corporate income tax rate	-12.1	-22.3
Effects of tax rate change on base from previous year	34.1	-
Other	-6.8	-3.7
Effective tax income (-)/expense (+)	**12.5**	**-20.3**

The positive other effects relate to the partial usage of pre-tax group losses.

Notes to the Consolidated Balance Sheet

19 — Non-current assets

EUR Mio. Acquisition costs	Intangible assets	Aircraft, reserve engines, spare parts	Other tangible assets	Financial assets	Total assets
Balance 1.1.2004	86.9	3,697.5	391.9	254.6	4,430.9
Additions	5.5	185.4	14.8	28.5	234.2
Disposals	1.4	206.9	16.6	13.7	238.6
Reclassifications	–	–	–	–	–
Balance 31.12.2004	91.0	3,676.0	390.1	269.4	4,426.5
Depreciation					
Depreciation charge for the year	10.3	183.1	19.3	6.0	218.7
Accumulated depreciation	67.1	1,194.1	226.8	28.9	1,516.9
Book value 31.12.2004	**23.9**	**2,481.9**	**163.3**	**240.5**	**2,909.6**
Book value 1.1.2004	**29.4**	**2,468.7**	**170.0**	**231.3**	**2,899.4**

Tangible assets also include leased assets, which, due to the substance of the lease agreements, are treated as finance leases although there is no legal ownership by the Group. The development of these assets is shown under Note 23. Of the aircraft used as at the end of the year under review, six Fokker 70, one A340, four A321, one A320, one B777, two B767, three B737, six CRJ and three ERJ are finance leases. Almost all aircraft and parts of the spare engines, as well as deposit payments, are pledged within the framework of financing agreements to the benefit of the financing institutions or – in the case of finance leases – represent the property of the financing institutions or project companies. Junior liens (Hyperocha) also serve as a security for credit lines.

20 — Intangible assets

EURm Acquisition costs	Industrial property rights and similar rights and licences	Goodwill	Negative goodwill (Badwill)	Advance payments	Total
Balance 1.1.2004	79.4	9.8	–2.5	0.2	86.9
Additions	5.3	–	0.2	–	5.5
Disposals	1.2	–	–	0.2	1.4
Reclassifications	–	–	–	–	–
Balance 31.12.2004	83.5	9.8	–2.3	–	91.0
Depreciations					
Depreciation charge for the year	10.1	0.4	–0.2	–	10.3
Accumulated depreciation	62.3	4.9	–0.1	–	67.1
Book value 31.12.2004	21.2	4.9	–2.2	–	23.9
Book value 1.1.2004	26.2	5.4	–2.4	0.2	29.4

Additions relate to the purchase of rights for the improvement and upgrade of information systems.

21 — Aircraft

EURm Acquisition costs	Aircraft	Reserve engines, spare parts and equipment	Advance payments and assets under construction	Total
Balance 1.1.2004	3,385.2	231.2	81.1	3,697.5
Additions	114.2	17.2	54.0	185.4
Disposals	165.9	10.3	30.7	206.9
Reclassifications	39.7	–27.1	–12.6	–
Balance 31.12.2004	3,373.2	211.0	91.8	3,676.0
Depreciations				
Depreciation charge for the year	168.0	15.1	–	183.1
Accumulated depreciation	1,117.0	75.1	2.0	1,194.1
Book value 31.12.2004	2,256.2	135.9	89.8	2,481.9
Book value 1.1.2004	2,249.3	140.4	79.0	2,468.7

A total of EUR 131.4m was spent on the acquisition of aircraft, reserve engines, rotables and modifications. In the medium-haul and regional flight sectors, three A319, nine used Fokker 100 and one Canadair RJ were purchased. Additions related to the advance payments for aircraft and assets under construction totalling EUR 54.0m relate principally to the delivery of aircraft of the types A319, B737 and Dash-8. Disposals of aircraft relate primarily to the sale of two B737 and one B767.

Due to the impairment test carried out on the aircraft fleet, there is no requirement for depreciation to a lower recoverable value for the aircraft employed in the longer term. In detail, calculation is made on the basis of so-called Cash Generating Units. Since all aircraft are used for all traffic streams according to the transferral concept of the Austrian Airlines Group, the total Group fleet has been included as a single Unit. An interest rate of 5.0% (5.0% the previous year) has been set for the purposes of calculation.

Because the book values of those aircraft specified for disposal were above the market values, it was necessary to set impairments amounting to EUR 10.7m; these were balanced with appreciations of EUR 58.4m for those aircraft of which the Group no longer intends to dispose due to the changed fleet planning compared to the previous year.

21 — Other tangible assets

EURm Acquisition costs	Land and buildings	Plant and machinery	Fixtures, plant and office equipment	Advance payments and assets under construction	Total
Balance 1.1.2004	274.6	16.8	97.2	3.3	391.9
Additions	2.5	1.3	8.1	2.9	14.8
Disposals	4.0	0.3	12.3	–	16.6
Reclassifications	–	–	–	–	–
Balance 31.12.2004	273.1	17.8	93.0	6.2	390.1
Depreciation					
Depreciation charge for the year	8.9	1.6	8.8	–	19.3
Accumulated depreciation	137.0	14.6	75.2	–	226.8
Book value 31.12.2004	136.1	3.2	17.8	6.2	163.3
Book value 1.1.2004	143.8	3.4	19.5	3.3	170.0

Additions reported as plant equipment are primarily attributable to new purchases for the improvement of IT infrastructure.

The real estate included under the Land and buildings item and property on land owned by third parties amounts to EUR 0.7m.

23 — Leased assets

The total amount of leased assets, which represents the beneficial ownership of the Group according to IAS 17 (Accounting for Leases), is as follows:

EURm Acquisition costs	Leased aircraft and reserve engines	Leased buildings
Balance 1.1.2004	976.5	10.1
Additions/Reclassifications	1.1	–
Disposals	24.6	–
Balance 31.12.2004	953.0	10.1
Depreciations		
Depreciation charge for the year	48.7	0.2
Accumulated depreciation	357.6	3.0
Book value 31.12.2004	595.4	7.1
Book value 1.1.2004	649.7	7.4

Contractual terms for plant, machinery and office equipment are between one and five years. The agreements contain mostly fixed lease payments as well as purchase options at the end of the lease term. An extension of the agreements on the side of the lessee is possible, while termination of the agreements is not. In addition to the finance lease agreements, a considerable number of lease agreements have been signed, which qualify as operating leases in terms of their economic substance, so that the leased subject is accounted for in the books of the lessor. This primarily concerns the building lease agreements. The operating lease agreements for four aircraft run for between several months and eight years. As a rule, the agreements end automatically after the expiry of the contractual term, although lease extension options exist in a number of cases.

Aircraft in the beneficial and legal ownership of the Group are leased by means of the operating lease. On the basis of these agreements, which have lease terms of between several months and 13 years, cash amounting to EUR 57.5m will be received over the entire lease period.

24 — Financial assets

EURm	Investments in subsidiaries	Investments	Loans to associated companies	Other securities	Other loans	Total
Acquisition costs						
Balance 1.1.2004	–	44.4	1.0	155.2	54.0	254.6
Additions	–	–	–	23.8	4.7	28.5
Disposals	–	12.1	–	–	1.6	13.7
Reclassifications	–	–	–	–	–	–
Balance 31.12.2004	–	32.3	1.0	179.0	57.1	269.4
Depreciations						
Depreciation charge for the year	–	–	–	3.0	3.0	6.0
Accumulated depreciation	–	15.1	1.0	2.9	9.9	28.9
Book value 31.12.2004	–	17.2	–	176.1	47.2	240.5
Book value 1.1.2004	–	29.4	1.0	154.1	46.8	231.3

The following table compares the book and market values of the securities recorded under Financial assets:

EURm	31.12.2004	31.12.2003
Book value	176.1	154.1
Market value	176.1	155.2
Unrealised profit/loss	**–**	**1.1**
Average effective interest yield in %	3.29	5.32

Other loans primarily represent deposit payments made for aircraft financing.

25 — Inventories

Inventories, which total 52.2m, consist of technical commodities required and purchased for use in servicing the fleet, goods for inflight sale and in Duty Free shops and other merchandise.

EURm	31.12.2004	31.12.2003
Operational supplies and consumables	38.8	40.2
Goods for sale and other merchandise	13.4	11.1
	52.2	**51.3**

26 — Trade receivables

Due within one year

EURm	31.12.2004	31.12.2003
Trade receivables	149.4	139.4

As at 31 December 2004, valuation allowances amounted to EUR 13.5m. No general provision was recorded on trade receivables. Trade receivables refer primarily to agents and credit card companies in Austria and abroad, other airlines and airmail authorities. The reported book values of the monetary assets described in these items correspond to their market values.

27 — Other current assets

Due within one year

EURm	31.12.2004	31.12.2003
Other accounts receivable	50.3	50.6
Prepaid expenses, accrued income	13.8	18.8
	64.1	**69.4**

Due after more than one year

EURm	31.12.2004	31.12.2003
Other accounts receivable	51.5	42.9
Prepaid expenses, accrued income	50.5	26.2
	102.0	**69.1**

As at 31 December 2004, valuation allowances amounting to EUR 0.3m were made on Other accounts receivable. No general provision on other receivables was recorded. Other non-current assets also include accrued interest income of EUR 2.3m. The reported book values of the monetary assets described in these items correspond to their market values. The Prepaid expenses and accrued income item mainly consists of maintenance expenses and rental payments made in advance.

28 — Deferred tax assets

The deferred tax assets reported in the balance sheet are based on the following temporary differences between the carrying amounts for IFRS financial reporting purposes and the tax base. The deferred tax assets were reported subject to application of the 25% tax rate valid in Austria as of 1 January 2005.

EURm	31.12.2004	31.12.2003
Tax loss carry forward	326.4	208.8
Assets (primarily aircraft) and associated financing liabilities	-43.3	-43.6
Provisions for pension obligations	108.7	106.2
Provisions for severance payments	96.9	83.7
Provisions for anniversary bonuses	6.2	16.0
Provisions for additional depreciation	-35.5	-33.5
Other provisions	-9.9	3.7
Untaxed reserves	-49.3	-54.7
Other liabilities	47.6	79.3
Other temporary differences	14.5	13.0
Tax base	**462.3**	**378.9**
Deferred tax assets	**115.6**	**128.8**

The deferred tax on tax loss carry forwards was carried as an asset insofar as these can probably be charged with future tax-related income. According to Austrian tax law, no time restrictions exist with regard to the consumption of tax losses carried forward. No deferred taxes were accounted for profits of ALF, which are not intended for distribution.

29 — Short-term assets

The following table shows the book and market values of the securities on current assets as at the balance sheet date:

EURm	31.12.2004	31.12.2003
Book value	–	52.1
Market value	–	59.4
Unrealised profit/loss	**–**	**7.3**
Average effective interest rate yield in %	–	4.34

30 — Cash on hand and at bank

The following table shows the book and market values of the securities on current assets as of the balance sheet date:

EURm	31.12.2004	31.12.2003
Book value	68.0	136.6
Market value	68.0	136.6

The following is a breakdown of bank deposits by currency:

EURm	31.12.2004	31.12.2003
EUR	28.6	47.9
USD	31.3	80.8
CHF	0.3	0.2
JPY	0.4	0.4
Other currencies	7.4	7.3
	68.0	**136.6**

31 — Shareholders' equity

The share capital of Austrian Airlines AG, totalling EUR 247.2m, is broken down into 34 million individual share certificates. The shares of the company are listed on the Prime Market of the Vienna Stock Exchange and are part of the ATX.

In the Ordinary General Meeting of 8 May 2002, authorisation was given to buy back up to 10% of the issued share capital, subject to a time restriction of 18 months. In 2002, the authorisation was used to buy back 5% of the shareholders' equity, and 1.7 million shares bought back to put in place a 'Share Purchase Option Programme' for managers. The repurchase value of EUR 14.8m has been balanced as part of the reserves. At the 49th Ordinary General Meeting of 6 May 2004, authorisation was again granted to purchase shares with a value of up to 5% of the share capital within 18 months of the date of 31 October 2004; at the time of going to press, this authorisation had not yet been used.

The net profit for the year is recorded under retained earnings. In accordance with IAS 27 (Consolidated Financial Statements and *Accounting for Investments in Subsidiaries*), *minority interests are* recorded as a separate line item in the Consolidated Balance Sheet.

32 — Reserves

The composition and development of the reserves are disclosed in the Statement of Changes in Shareholders' Equity. Only the balance sheet capital of the parent company can be used for the payment of dividends. A limitation on profit distribution exists in relation to the capital reserves and other restricted reserves.

33 — Provisions

Long-term provisions

EURm	31.12.2004	31.12.2003
Provisions for severance payments	102.4	79.6
Provisions for pension obligations	120.8	125.9
Provisions for anniversary bonuses	25.6	17.5
Provisions for aircraft overhauls	210.7	170.8
Other provisions	1.0	25.8
	460.5	**419.6**

The increase in provisions for aircraft overhauls is attributable to the expansion of the fleet and the consideration of maintenance necessary for the rotables. The Other provisions item also includes provision for financing agreements.

According to IAS 19 (Employee Benefits), the valuation of provisions for employee benefits is determined under the 'Projected Unit Credit Method'. According to this method, the amount necessary for the accumulation of the full accrual is charged to the period to which the benefit growth is allocated. The provisions for social capital show the following development:

EURm	Pension obligations	Severance payments	Anniversary payments
Present value of obligations (DBO) as at 31.12.2004	353.6	103.4	25.6
Recoverable fair value of scheduled assets on 31.12.2004	−166.9	–	–
Actuarial profits (losses) not recorded as at 31.12.2004	−65.9	−1.0	–
Provisions as at 31.12.2004	120.8	102.4	25.6
Current length of service	10.1	9.2	6.9
Interest costs	16.1	4.4	0.9
Expected income from scheduled assets	−6.9	–	–
Recorded actuarial loss	1.3	–	–
Annual expenses 2004	20.6	13.6	7.8
Provisions as at 1.1.2004	125.9	79.6	17.5
Reclassification	0.9	13.5	2.2
Annual expenses 2004	20.6	13.6	7.2
Payments made	−26.6	−4.3	−1.3
Provisions as at 31.12.2004	120.8	102.4	25.6
Expected income from scheduled assets	6.9	–	–
Actuarial profit from scheduled assets	1.7	–	–
Actual income from scheduled assets in 2004	8.6	–	–

Short-term provisions

EURm	31.12.2004	31.12.2003
Unearned transportation revenue arising from flight documents sold and not yet used	118.1	131.7
Provisions for personnel costs	58.6	51.4
Provisions for services not yet invoiced	72.8	83.3
Provisions for sales commissions	29.2	35.1
Provisions for valuation risks	22.4	35.4
Provisions for obligations arising from frequent flyer programmes	1.9	3.8
Provisions for plant projects not yet charged	5.6	3.9
Other provisions	42.7	33.6
	351.3	**378.2**

The falls in provisions for Unearned transportation revenues arising from flight documents sold and not used is attributable to the reduced flight programme compared to the end of the previous year. The Other provisions item essentially includes provisions for other operating and administrative costs such as advertising, operation, maintenance and similar.

34 — Interest-bearing liabilities

Non-current interest-bearing liabilities

EURm	31.12.2004	31.12.2003
Bonds issued	38.9	38.5
Amounts owed to banks	755.8	796.9
Lease liabilities	667.9	792.4
	1,462.6	**1,627.8**

Current interest-bearing liabilities

EURm	31.12.2004	31.12.2003
Amounts owed to banks	119.8	85.4
Lease liabilities	234.3	222.8
	354.1	**308.2**

Amounts owed to banks also include rediscounting financing of EUR 58.1m with Österreichische Kontrollbank.

The falls in Amounts owed to banks and Other liabilities are fully attributable to the corresponding amortisations. New credits were taken out for the three A319 and one Canadair RJ newly incorporated into the fleet in the year under review. These credits were reported in the accounts at EUR 78.3m as at 31 December 2004.

The effective interest rate yield was 3.1% (2.6% in the previous year). The item of EUR 130.0m as Amounts owed to banks with a term of over one year was based upon oral information provided by the financing banks about authorised or intended extensions of amounts principally due within one year.

The following table contains the terms and conditions of interest-bearing liabilities, as well as their book and market values as at 31 December 2004:

The current value of the interest-bearing liabilities is EUR 18.2m above the book value.

Liabilities in USD are covered by hedging transactions and stocks of securities and cash on deposit in USD amounting to EUR 219.4m. The liabilities detailed in EUR include financing liabilities denominated in USD, reported through hedging transactions concluded in EUR.

EURm		EUR	USD	CHF	JPY	Book value
Up to 1 year	of which fixed	120.1	4.0	9.2	14.5	147.8
	of which variable	132.2	20.1	35.4	18.6	206.3
1 to 5 years	of which fixed	297.7	18.0	62.5	55.9	434.1
	of which variable	328.9	90.3	137.9	–	557.1
Over 5 years	of which fixed	155.6	38.0	38.9	13.3	245.8
	of which variable	276.5	147.9	10.1	–	225.6
		1,102.1	**318.3**	**294.0**	**102.3**	**1,816.7**

35 — Other liabilities

Other non-current liabilities

EURm	31.12.2004	31.12.2003
Other liabilities	8.6	7.4
Accrued expenses and deferred income	17.4	19.5
	26.0	**26.9**

Other current liabilities

EURm	31.12.2004	31.12.2003
Advances received from customers	3.6	1.5
Trade accounts payable	99.9	85.8
Accounts payable to associated companies	0.1	0.1
Liabilities relating to other taxes	4.6	4.9
Liabilities relating to social security	7.1	6.7
Other liabilities	39.6	54.1
Accrued expenses and deferred income	16.2	21.6
	171.1	**174.7**

Other liabilities include various liabilities from interest charges, passenger charges, etc.

36 — Contingencies

Guarantees and contingencies amounting to EUR 283.6m relate primarily to contingencies arising from sale-and-lease-back agreements set up for the scheduled repayment of liabilities and offset with the appropriate deposits, as well as guarantees referring to aircraft financing. Of the contingent liabilities reported, EUR 0.2m relates to Group companies. On the basis of the profit and loss transfer agreement already concluded and the Production Company Concept, the Group parent company bears the capacity and currency risks of the operating subsidiary companies with immediate effect.

In connection with the planned participation in SLOVENSKÉ AEROLÍNIE (Slovak Airlines), a declaration of patronage over EUR 2.0m was in place with a bank financing this company.

EURm	31.12.2004	31.12.2003
Guarantees from aircraft financing	273.7	370.9
Other contingent liabilities	9.9	5.0
	283.6	**375.9**

37 — Other financial obligations

EURm	31.12.2004	31.12.2003
Order commitments for aircraft	319.5	504.5
Order commitments for other planned investments	143.2	118.9
Other	135.3	43.8
	598.0	**667.2**

The open door commitment relates to 16 aircraft; the Other item includes, amongst other things, long-term obligations in the catering field and liabilities from operating lease agreements. The increase compared to the previous year is the result of higher operating lease obligations.

38 — Hedge policy and financial derivatives

As a globally active company, the Austrian Airlines Consolidated Group is routinely exposed to fluctuations in prices, interest rates and exchange rates. In recognition of this fact, it is company policy, subject to precise observation of the existing risk positions and market trends, to balance any such risks internally as far as possible; to control net positions in a way to produce the optimum effect on net income; and to hedge open positions wherever it is deemed.

Price risk

The price risks associated with the fuel price trend – fuel expenditure represents around 13.6% of total expenses – were partially hedged in 2004 by means of fixed price transactions ('swaps') on the basis of the crude oil price and fixed price transactions with a limited payout ('capped swaps'). This approach increases planning security, and, although it cannot provide protection against persistent, long-term price increases, has helped to absorb the impact of the sharp increase in oil prices over the past year. In such cases, there remains no alternative to coverage other than though appropriate increases in flight revenues and the temporary introduction of fuel surcharges. In the past, sharp increases in the price of oil were normally triggered by brief crises and tended to be relatively short-term in nature. The oil price increase seen in 2004 could not have been predicted, either in terms of the height of those prices or their duration. In October 2004, jet fuel prices reached the previously unseen level of USD 540 per ton, while the average price per ton of jet fuel in Rotterdam was USD approximately 400 (compared to USD 283 the previous year). For 2005, most analysts are now predicting a slight relaxation in the price of crude oil and oil-based products, as a result of which hedging by means of fixed price transactions currently involves a high level of risk. At the same time, the charges on options transactions are excessively high due to the high volatility in the market. For these reasons, no additional fuel hedging transactions have yet been concluded for 2005. Hedging transactions are handled centrally for all Group companies by the Group's Purchasing Division.

Credit risk

In the majority of cases, the sale of passage and freight documents is handled via agencies within the sphere of influence of IATA. These agencies are overwhelmingly connected with country-specific clearing systems for the settlement of passage or freight sales. Individual agents are checked by the particular clearing houses. The credit risk from sales agents is relatively low due to their dispersion worldwide. Where the agreements upon which a payment is based do not explicitly state otherwise, claims and liabilities arising between the airlines are usually settled on a bilateral basis or via a Clearing House of the International Air Transport Association (IATA). Settlement takes place principally through the balancing of all receivables and liabilities at regular monthly intervals, which contributes to a significant reduction in the risk of non-payment. In individual cases, a separate security may be required in the particular payment agreement for other transactions. For all other payment relationships, depending upon the type and level of the particular payment, securities may be required or credit information/references obtained. Historical data from the business relationship up until that point, in particular in relation to payment behaviour, may be used in an effort to avoid non-payment. Recognisable risks are accounted for by valuation adjustments on receivables. The credit risk from investments and derivative financial instruments arises from the danger of non-payment by a contractual partner. Since the transactions are concluded with contracting parties of the highest possible credit rating the risk of non-payment is extremely low. Loans to contracting parties of less certain credit rating are only made if offset by assessable strategic advantages corresponding to the non-payment risk, or if securities are provided.

Liquidity risk

Liquidity in the Group is protected on the one hand by appropriate liquidity planning and on the other through the financing structure, high financial stocks and sufficient short-term credit facilities. Around 80% of the interest-bearing liabilities have a due date of more than one year. As at 31 December 2004, liquid funds in the broader sense, consisting of securities on assets, bank deposits and cash stocks, totalled approximately EUR 244.1m, of which EUR 64.1m was freely available. As a result of suitable investment strategies, only costs at a justifiable level can be allocated to the holding of liquidity. Furthermore, open credit facilities of around EUR 65.5m are currently available.

Concrete financing measures were already being prepared as at the balance sheet date for the aircraft deliveries in 2005, to ensure these investments could also be financed in the long term. In addition to this, the improvement in the result and the exchange rate position on the balance sheet date led to a situation whereby interest-bearing liabilities could be reduced by EUR 119.3m.

Interest rate risk

The programme to reduce interest rate risks was rigorously continued in 2004. At the end of 2004, the proportion of financing covered by fixed interest rates was around 45%. As a result, the risks to the Group from fluctuations in interest rates have been suitably reduced.

Foreign currency risk

Foreign currency risks are valued from both the 'cash flow at-risk' and 'value at-risk' perspectives, and are hedged and controlled with the objective of planning security and result optimisation. From a cash flow perspective, the US dollar position is relatively neutral when holdings of dollar-dependent currencies in the

Group are taken into account. Surpluses exist in yen due to ticket sales in the Japanese market. On the assets side, the aircraft fleet represents a book value of approximately EUR 2.3 billion denominated in US dollars. According to IFRS, however, aircraft are not subject to 'mark to market' valuation and therefore cannot be used to offset liabilities in dollars. Due to the positive exchange rate trend for Austrian Airlines, liabilities held in Japanese yen were partly reduced. Positive interest rate variances in relation to financing surpluses in Swiss francs serve to balance out potential risk in the euro. Where necessary, derivative instruments will continue to be used with first-class partners for the settlement of balances or the closing of open positions. As at 31 December 2004, hedging transactions existed using financial derivatives for the coverage of exchange rate, interest rate and fuel price fluctuations. The market values of financial derivatives as reported in the following tables correspond to the particular price at which an independent third party would assume the rights and/or obligations from this financial instrument from the Austrian Airlines Group. The market values were determined on the basis of the market information available at the financial year-end. Negative signs mean a possible obligation in a sale or a realisation of the item at the financial year-end. The following currency hedging, reported according to business types, exists in relation to banks and other financial institutions.

Currency hedging

EURm	Terms to	List price at 31.12.2004	Market value 31.12.2004	Profit (+)/ loss (–)
USD 141.7m Forward exchange purchase	23.11.2007	113.3	104.1	–9.2
JPY 2.8bn Forward exchange purchase	28.2.2005	20.9	20.2	–0.7
USD 182.3m Forward exchange purchase	1.9.2005	143.2	133.9	–9.3
				–19.2

These negative balance sheet date valuations are offset by correspondingly positive results from the valuation of interest-bearing liabilities.

As at 31 December 2004, hedging deals comprising fixed price transactions existed to the extent of 60.000 barrel at a price of 23.60 per barrel for the financial year 2005 and related to Brent (crude oil).

The market value is determined on the basis of the current market conditions as at 31 December of the financial year. The basis for the calculation is the average value of the particular futures and the associated volatilities on a monthly basis, as reported by a number of international banks.

Fuel price hedging

EURm	Volume	Terms to	Profit (+)/ loss (–)
Swaps			
IP-Brent Swap	60,000 bbl	30.06.2005	+0.7

Of the losses existing as at 31.12.2004, EUR 9.3m has been reported under Shareholders' equity in accordance with IAS 39 not affecting the operating result.

39 Cash Flow Statement

The Cash Flow Statement of the Austrian Airlines Group is presented according to the indirect method. Financial resources include cash, cheques, deposits with banks and securities held as current assets with a maturity of less than three months. The effects of a change in the scope of consolidation are thereby eliminated are presented as a separate item. Financial income is presented as part of the investment activity. Dividend payments and financial costs are charged to financing activity.

40 Segment reporting

Inter-Group services are charged on the basis of allocated costs without a mark-up. In light of the restructuring of the Group, new limitations and allocations in segment calculation may become necessary in future. For further details of the content of the segments and the changes relative to the previous year, please refer to the appropriate Notes in the Management Report on page 34ff.

The primary reporting format by strategic business segment for the financial year 2004 is as follows:

EURm	Scheduled	Charter	Complementary services	Total
Revenue	1,851.6	235.4	137.7	2,224.7
Other operating income	115.7	14.9	8.2	138.8
Operating revenue	1,967.3	250.3	145.9	2,363.5
Operating expenses	1,900.4	243.3	140.4	2,284.1
EBITDAR	271.4	40.0	8.2	319.6
Result from operating activities (EBIT)	66.9	7.0	5.5	79.4
Assets	2,880.5	366.2	214.2	3,460.9
Liabilities	2,353.9	299.2	175.0	2,828.1

In the scheduled segment, EUR 40.8m was allocated to Impairments, while the figure for the charter segment was EUR 6.9m.

The primary reporting format by strategic business segment for the financial year 2003 was as follows:

EURm	Scheduled	Charter	Complementary services	Total
Revenue	1,674.7	231.7	133.7	2,040.1
Other operating income	166.5	23.3	12.8	202.6
Operating revenue	1,841.2	255.0	146.5	2,242.7
Operating expenses	1,788.8	249.5	141.1	2,179.4
EBITDAR	353.8	60.1	6.9	420.8
Result from operating activities (EBIT)	52.4	5.5	5.4	63.3
Assets	2,911.0	402.7	232.4	3,546.1
Liabilities	2,413.4	333.9	192.7	2,940.0

The secondary reporting format of revenue by geographical segment (destinations) is as follows:

EURm	2004 Scheduled	2004 Charter	2003 Scheduled	2003 Charter
Austria	57.2	0.1	53.1	0.1
Switzerland	64.1	0.3	67.4	0.3
Germany	260.2	2.1	312.7	2.6
Scandinavia	81.5	1.2	77.9	0.8
Other Western Europe	224.8	57.9	207.9	54.7
Southern and South-Eastern Europe	176.1	59.0	160.0	72.8
Central Europe	206.1	7.4	180.0	4.4
Middle East	105.5	55.1	81.8	46.5
Africa	–	3.5	–	1.7
Asia/Oceania	511.3	27.9	394.0	27.3
North America	164.8	20.9	139.9	20.5
	1,851.6	**235.4**	**1,674.7**	**231.7**

41 — Related party transactions

Airest Restaurant- und Hotelbetriebsgesellschaft mbH succeeded in increasing its revenue volume by 6% in 2004, despite the fact that the airline catering sector was largely stagnant due to new service concepts and cutbacks by the airlines. The main reasons for the recent growth in business were the significant increases in catering at airports and in the new business segments. With a total of over ten million guests served in the air and on the ground, the company once again confirmed its leading role as a provider of top-class airline catering services. In the financial year 2004, the company's expansion outside Austria continued with the opening of another location at Bratislava Airport.

GULET TOUROPA Touristik GmbH & Co KG was able to achieve the vast majority of its corporate goals despite the tough market conditions, and continues to be Lauda Air's key client in the charter segment.

Despite the difficult operating environment in the tourism industry, TRAVIAUSTRIA Datenservice für Reise und Touristik GmbH & Co. Nfg. KG held its production figures at the same level as the previous year. The company successfully continued to expand its own developments CETS and ALPS, and to build upon its commercial partnerships with leasing tour operators in the Austrian, Swiss and German markets.

'AirPlus' Air Travel Card Vertriebsgesellschaft m.b.H. – the Austrian credit card specialist in company and private cards – was able to maintain its position as a specialist in travel management and card-based billing systems with the product portfolio Diners Club, UATP and VISA. While the number of cards issued remained the same, the company succeeded in increasing its billing revenue by over 12% on the preceding year. The billing of lorry drivers on the Austrian toll-based motorway network with the 'Road Account' made a decisive contribution to this.

In the financial year 2004, Ukraine International Airlines (UIA) carried approximately 640,000 passengers on scheduled and charter flights using its eight B737 aircraft. UIA primarily connects the Ukrainian capital Kiev with key Western European cities of Amsterdam, Barcelona, Berlin, Brussels, Frankfurt, Helsinki, Lisbon, London, Madrid, Milan, Paris, Rome, Vienna and Zurich. In the charter segment, the company concentrates on operating flights to destinations in Spain, Italy and Egypt. In Ukraine itself, UIA provides services to the cities of Donetsk, L'viv, Odessa and Simferopol. The company plans to expand both its fleet and its route network in the financial year 2005.

42 — Long-term contractual relationships

Star Alliance

The principles of cooperation in the Star Alliance with regard to objectives, brand usage and mutual projects are documented in a 'Memorandum of Intent'. Details of the cooperation are regulated by bilateral framework agreements with the individual members of the Star Alliance. These agreements have terms of up to ten years and regulate the particularly relevant cooperation projects, i.e. on the network, frequent flyer programme, etc. A joint venture is also in place with Lufthansa covering traffic between Austria and Germany.

DO&CO

The framework agreement concluded by Lauda Air with DO&CO Partyservice und Catering AG, to exclusively supply aircraft with inflight catering and other supplementary services, provides for first right of termination for Lauda Air effective as of 31 December 2009. According to the contract, the minimum annual sales volume must be

865,000 meals, producing minimum revenue of approximately EUR 7.3m. A penalty of EUR 1.5m is to be paid should these figures not be reached. The current purchase volume amounts to approximately EUR 22.8m per annum.

Lauda Air S.p.A.

Essential commercial relationships in the other revenue sector of the Austrian Airlines Group relate to the lease of two aircraft to Lauda Air S.p.A. and associated maintenance. Revenue of EUR 16.4m was generated in 2004.

43 — Equity reconciliation

Consolidated financial statements in compliance with IFRS differ fundamentally regarding its objectives from those prepared according to the Austrian Commercial Code. In particular they require significantly improved transparency and lead to more meaningful financial information. Purely tax-based figures are not permitted under IFRS. The accurate and appropriate information of investors is crucial under IFRS. Due to the different accounting objectives under IFRS compared to the Commercial Code, these systems do sometimes require different accounting principles as well as partially extended reporting requirements in the Notes. The consolidated financial statements, prepared under IFRS as of 2000, include the Balance Sheet, Income Statement, Statement of Changes in Shareholders' Equity, Cash Flow Statement and Notes. The comparative figures for the previous year have also been restated under IFRS. As a result, the following classification, accounting and valuation methods differ from the Austrian Accounting Principles:

Tangible and intangible assets

Under Austrian Commercial Law, depreciation and amortisation are governed by the prudence concept. IFRS requires an ongoing examination of the useful lives, which usually results in longer depreciation and amortisation periods. To determine a possible depreciation requirement, IAS 36 (Impairment of Assets) requires an 'impairment test'. The depreciation periods have been adjusted to the (longer) useful lives generally accepted internationally.

Inventories

Inventories are only written down to the lower market price if the book values cannot be covered by the sale prices.

Financial assets

Current financial assets are valued at the mid-market price on the balance sheet date. Unlike Austrian Commercial Law, a write up is not limited to original cost.

Foreign currency liabilities

Foreign currency liabilities – where they show monetary items – are valued at the closing rate on the balance sheet date, even if this is below the level of the rate as of the date of origination. As a result, every currency fluctuation immediately affects net income and prevents the build-up of hidden reserves, although every change in the exchange rate is shown in the annual result.

Provisions for employee benefits

Provisions for employee benefits (provisions for pensions and similar retirement obligations, severance payment provisions and anniversary bonus provisions) are based upon the Projected Unit Credit Method. The discount rate is determined using the current long-term interest rate on the capital market. Furthermore future wage increases are also considered up to the expected pension age. In this way, the provision increases faster in the accumulation phase than under the method required by Austrian commercial law. With effect as at 31 December 2004, the transition was also made to this method of calculation for individual accounts according to the Austrian Commercial Code subject to a five-year transition period; as a result, the difference amount is adjusted before the expiry of this period.

Deferred taxes

According to IAS 12 (Income Taxes), deferred taxes are calculated and reported under the balance sheet-oriented temporary concept. According to this, the valuations of the individual assets and liabilities on the balance sheet are compared with the appropriate tax basis. Variances in these amounts lead to temporary differences in value for which deferred tax assets or deferred tax liabilities are to be recognised, regardless of when such differences cease to exist. According to IFRS, these should be accounted for in the balance sheet, whereas under the Austrian Commercial Code an option to choose exists in the individual account for the valuation of deferred tax assets. According to the Austrian Commercial Code, deferred taxes are only admissible as a consequence of temporary differences between the result according to statutory accounts and the profit to be determined according to tax regulations, insofar as there has been actual tax expenditure before tax-related loss carry forward. According to the Austrian Commercial Code, it is not admissible to recognise deferred tax assets resulting from tax loss carry forwards.

Other provisions

According to IFRS, the valuation of provisions is based upon different criteria in relation to the payment obligation and probability of occurrence on which they are based. The valuation is to be determined according to the most likely probability of occurrence and not – as under Austrian commercial law – according to the principle of commercial prudence. Expenditure provisions are possible under the Austrian Commercial Code, while they are not allowed according to IFRS.

Extended duty of disclosure

IFRS requires, in order to guarantee a true and fair view of the financial statements, additional information to the Balance Sheet, Income Statement, Cash Flow Statement and the Statement of Changes in Shareholders' Equity in the Notes. Further disclosure requirements exist especially in respect to commercial segments, associated companies and derivative financial instruments, which are not provided for under Austrian commercial law.

44 — Stock Option Plan and stocks of shares

The key points of the Stock Option Plan are as follows:

- Those entitled to participate in the Stock Option Plan are the members of the Board of Management of Austrian Airlines, its Divisional Managers, Departmental Managers reporting direct to a member of the Board of Management and the Managing Directors or Chief Executive Officers of Lauda Air and Tyrolean.
- The prerequisite for participation is an own investment by the above-mentioned option holders, that is the purchase of shares in the company.
- The options to be granted are calculated as follows: the own investment amount is divided by the average closing price of the Austrian Airlines share on the Vienna stock Exchange in the month of October 2001 on a euro basis. For each share determined in this way, the option holders receive 12 options. The option exercise price is the average exercise price of the Austrian Airlines share in the month of October 2001.
- The prerequisites for the exercise of the options are an increase of 50% in the share price at the time of exercise compared to the average closing price of the Austrian Airlines share on the Vienna Stock Exchange in the month of October 2001 (option exercise price), and the achievement of positive 'Cash Value Added' (until February 2003, 'Economic Value Added'), as defined by a ratio by ÖIAG.
- The options can be exercised after a qualifying period of 2 years, and must be exercised within 4 years.
- The number of options granted is divided up as follows:

Board of Management	Number of options granted
Vagn Sørensen	170,940
Walter Bock	119,664
Josef Burger	119,664
Thomas Kleibl	119,664
Total Board of Management	**529,932**
Total management (36 people)	**959,178**
Total options granted	**1,489,110**

In 2003, provision was made for the possible use of EUR 1.9m within Personnel expenses.

At the balance sheet date, the following stocks of shares were held by the Board of Management:

Board of Management	Holdings of Austrian Airlines shares (units)
Vagn Sørensen	12,195
Walter Bock	8,862
Josef Burger	8,862
Thomas Kleibl	13,786
Total owned shares	**43,705**

45 — Supervisory Board and Board of Management

Members of the Board of Management and the Supervisory Board are listed on page 8 of this report. The fixed and profit-related components of the remuneration of the four current members of the Board of Management of Austrian Airlines AG is as follows for the individual members:

EUR (000)	Fixed[1]	Performance-related	Total
Vagn Sørensen	498.3	255.1	753.4
Walter Bock	266.2	165.3	431.5
Josef Burger	266.2	165.3	431.5
Thomas Kleibl	287.7	179.5	467.2
	1,318,4	**765.2**	**2,083.6**

1 Includes benefits in kind and pension fund contributions.

Last year, the total remuneration of the four current members of the Board of Management of Austrian Airlines AG was EUR (000) 2,717.6, of which 48.9% was from variable payment.

EUR (000) 791.1 (in the previous year EUR (000) 1,952.6) was paid out, primarily in pension obligations to former members of the Board of Management and their surviving dependants. Members of the Supervisory Board received attendance fees and compensation for expenses totalling EUR (000) 124.6 (in the previous year EUR (000) 138.0).

46 — Earnings per share, proposed allocation of profit

Earnings per share are determined as the quotient from the net profit for the period and the weighted average number of ordinary shares outstanding during the financial year.

	2004	2003
Net profit for the year in EURm	40.2	45.8
Weighted average number of ordinary shares outstanding during the period	32,300,000	32,300,000
Earnings per share in EUR	1.24	1.42
Diluted number of shares	34,000,000	34,000,000
Diluted earnings per share in EUR	1.18	1.35

There were no shares or other instruments outstanding at 31 December 2004 and 31 December 2003 which could have a potential dilutive effect on the earnings per share in the future.

According to the provisions of the Austrian Stock Corporation Act, the individual account set up according to the accounting principles of Austrian Airlines Österreichische Luftverkehrs-AG to 31 December 2004 forms the basis for the dividend payment. These financial statements show a balance sheet loss. A dividend payment is therefore not possible.

47 — Subsequent events after the balance sheet date

In December 2004, the Austrian Airlines Group reached an agreement of principle with the former co-owners of Airest over the purchase of shares in that company. The purchase of 65% of shares in the company is set to be processed in the first half-year of 2005.

The Group implemented its purchase of an equity interest in Slovak Airlines, originally prepared in 2004, by using a capital increase to underwrite a 62 % share in the equity capital, subject to the approval of the cartel authority, in the first quarter 2005.

The charter segment is currently involved in intensive discussions with tour operators over the expected consequences of the tsunami disaster in South-East Asia. According to current estimates, around 40 flights to the region were affected by cancellations in the first quarter of 2005.

A Dash-8/Q400 was delivered for use by Tyrolean Airways in January 2005.

Vienna, 9 February 2005

Board of Management

Vagn Sørensen

Walter Bock

Josef Burger

Thomas Kleibl

Auditor's Report

'We have audited the accompanying consolidated financial statements of Austrian Airlines Österreichische Luftverkehrs-AG (Austrian Airlines Group) as at 31 December 2004 and 31 December 2003, comprised of the Consolidated Balance Sheet as at 31 December 2004 and 31 December 2003, Income Statement, Cash Flow Statement, Statement of Changes in Shareholders' Equity and Notes for the financial year from 1 January 2004 to 31 December 2004 and the financial year from 1 January 2003 to 31 December 2003.

The preparation of these financial statements is the responsibility of the Board of Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the International Standards on Auditing (ISA) of the International Federation of Accountants (IFAC). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view in all material respects of the financial position of Austrian Airlines Group as of 31 December 2004 and 31 December 2003, and of the results of its operations and its cash flows for the financial years from 1 January 2004 to 31 December 2004 and from 1 January 2003 to 31 December 2003 in accordance with the International Financial Reporting Standards (formerly International Accounting Standards or IAS).

Under Austrian Law (Sect. 245a, Austrian Commercial Code), an audit of the Group Management Report has to be conducted and it has to be certified whether the legal requirements for exemption from the preparation of consolidated accounts according to Austrian law are met.

We confirm that the Group Management Report 2004 for the Austrian Airlines Group is consistent with the consolidated financial statements and we further certify that the legal requirements for exemption from the preparation of consolidated accounts according to Austrian Law have been met.'

Vienna, 9 February 2005

Deloitte Wirtschaftsprüfungs GmbH

Erich Kandler m.p.
Certified Public Accountant

Deloitte.

Harald Breit m.p.
Certified Public Accountant

Report of the Supervisory Board 2004

2004 was the first year since the events of 11 September 2001 to see a significant recovery in demand in the aviation industry. At the same time, there was a slight upturn in the economic cycle.

Despite the generally positive character of the past twelve months, two phenomena have made the financial year 2004 an extremely challenging one for the Austrian Airlines Group and the sector as a whole: increasingly intense competition from low-cost carriers and an exorbitant rise in the price of kerosene due to the high price of crude oil. For numerous airlines, including a number of companies of international standing, these circumstances have led to truly life-threatening scenarios in the wake of the crisis-ridden years of 2002 and 2003.

The Austrian Airlines Group has employed a rigid cost-reduction programme to enable it to react promptly and consistently to this new crisis scenario.

Although the rise in fuel prices did ease off to a certain extent towards the end of last year, the Group does not expect to see significantly lower prices for the foreseeable future. The fall in yields brought about by the entry into the market of low-cost carriers will also continue for the time being. Over the past two years, which have been extremely difficult, the Austrian Airlines Group has proven its ability to withstand crises. It has always reacted rapidly, dynamically and in a targeted manner to negative external events beyond its control. A competent Board of Management, highly motivated employees and new Group architecture will ensure continuity and keep the Austrian Airlines Group on its course of expansion in the future.

In the past financial year, the Supervisory Board has discharged its responsibilities with commitment and competence, and supported the Board of Management in the fulfilment of its difficult tasks. In 2004, the Supervisory Board held a total of five plenary meetings at which the company's position, business trend and planning issues were dealt with, the relevant reports of the Board of Management were received and the necessary resolutions passed. In this manner, the management of the company was kept under constant review.

The financial statements of Austrian Airlines AG and consolidated financial statements as drawn up by the Board of Management to 31 December 2004 have been audited in conjunction with the Board of Management's Management Report by the appointed auditors, Deloitte Wirtschaftsprüfungs GmbH who have issued an unqualified audit opinion.

The Supervisory Board has also approved the consolidated accounts and Group Management Report drawn up in accordance with Section 246 and in conjunction with Section 245a of the Commercial Code, whereby said documents are deemed to be officially approved.

The Supervisory Board would like to express its gratitude to all employees of the Group in acknowledgement of the work done in the past financial year. It would also like to thank all our customers, suppliers and above all shareholders for their loyalty throughout the year.

In accordance with Rule 56 of the Austrian Corporate Governance Code, to which Austrian Airlines Österreichische Luftverkehrs AG is fully committed, the Supervisory Board would like to announce that Dkfm. Gerhard Randa, a member of the Supervisory Board, has attended fewer than half of its plenary meetings during the past year.

Vienna, February 2005

Rainer Wieltsch m.p.
Chairman of the Supervisory Board

Equity Interests

At the balance sheet date, Austrian Airlines Österreichische Luftverkehrs-AG held a minimum equity interest of 20% in the following companies, either directly or through AUA Beteiligungen Gesellschaft m.b.H.:

Company name and headquarters	Austrian Airlines holding in %	Shareholders' equity plus untaxed reserves in EUR (000)	Net profit/loss for the year in EUR (000)	Method of inclusion in consolidated accounts
AUA Beteiligungen Gesellschaft m.b.H., Vienna	100	21,013	4,386[1]	KV
Austrian Airlines Lease and Finance Company Limited, St. Peter Port	100	221,030	18,678	KV
Tyrolean Airways Tiroler Luftfahrt GmbH, Innsbruck	100	77,485	14,865[1]	KV
Austrian Airtransport, Österreichische Flugbetriebsgesellschaft m.b.H., Vienna	100[2]	94	14	KV
AUA Versicherungs-Service Gesellschaft m.b.H., Vienna	100[2]	40	286	KV
Lauda Air Luftfahrt GmbH, Vienna-Schwechat	100	28,767	–21,270[1]	KV
TVW Travel Value Wien Betriebs GmbH, Schwechat	100	29	0	KV
TVW Travel Value Wien Betriebs GmbH & Co KG, Schwechat	100	7,812	7,777	KV
UIA Beteiligungsgesellschaft m.b.H., Vienna	100[2]	7,895	–3	KV
AVICON Aviation Consult Gesellschaft m.b.H., Vienna	100[2]	51	–39	KV
ACS Aircontainer Services Gesellschaft m.b.H., Fischamend	76[2]	360	223	KV
TRAVIAUSTRIA, Datenservice für Reise und Touristik GmbH & Co. Nfg. KG, Vienna	67[2]	3,866	2,290	KV
SCA Schedule Coordination Austria GmbH, Schwechat	54[2]	83	6	KV
AVS Privatkunden Versicherungsservice GmbH, Schwechat	51[3]	1,056	–103	KV
Airest Restaurant- und Hotelbetriebsgesellschaft mbH, Schwechat	35[2]	6,693	2,051	KE
„AirPlus" Air Travel Card Vertriebsgesellschaft m.b.H., Vienna	33.33[2]	8,771	1,106	KE
GULET TOUROPA Touristik GmbH & Co KG, Vienna	25[2]	75	2,676	KE
TUI-Austria Reiseveranstaltungs-GmbH, Vienna	25[2]	41	4	KE
TUI-Austria Reiseveranstaltungs-GmbH & Co KG, Vienna	25[2]	3,161	806	KE
Ukraine International Airlines, Kiev	22.5[4]	5,332[5]	250[5]	KE
SLL, s.r.o., Bratislava[6]	100[7]	5	–[8]	KO
TRAVIDATA (UK) Limited, London	100[2]	3[9]	–[10]	KO
TRAVIDATA, Inc., New York	100[2]	299[9]	–[10]	KO
Lauda Air Hong Kong Ltd, i.L.	100	1	–[8]	KO
TRAVI Holding GmbH, Vienna	67[2]	42	4	KO
DO&CO – Lauda Air Restaurants, Catering & Handling GmbH	50	75[11]	–[8]	KO
Link & Learn Aviation Training GmbH, Zirl	33.33[2]	45[11]	17[11]	KO
Österreichische Luftfahrtschule AVIATION TRAINING Center Austria GmbH, Feldkirchen bei Graz	26[2]	106	–18	KO

1 Result transferred to Austrian Airlines on basis of profit and loss transfer agreement with Austrian Airlines.
2 Holding held by AUA Beteiligungen Gesellschaft m.b.H.
3 Holding held by AUA Versicherungs-Service Gesellschaft m.b.H.
4 Holding held by UIA Beteiligungsgesellschaft m.b.H.
5 Adjusted figures according IFRS as at 31.12.2004.
6 Implementation of the capital increase approved on 23.12.2004 at Slovenské Aerolínie in the first quarter 2005.
7 85.0% of holding held by AUA Beteiligungen Gesellschaft m.b.H., and 15.0% of holding held by AVICON Aviation Consult Gesellschaft m.b.H.
8 Net profit for the year not yet known.
9 Book value as at 31.12.2004 at AUA Beteiligungen Gesellschaft m.b.H.
10 Net profit for the year not yet known; asset-management activity only.
11 Figures as at 31.12.2003.

KV Fully consolidated
KE Included at equity in the consolidated accounts
KO Not consolidated due to minor significance

Group Structure


AUSTRIAN AIRLINES
Österreichische Luftverkehrs-AG
AUA Beteiligungen GmbH 1
100%
Lauda Air Luftfahrt GmbH
100%
Austrian Airlines Lease and Finance Company Ltd.
100%
TVW Travel Value Wien Betriebs GmbH & Co KG
100%
Tyrolean Airways Tiroler Luftfahrt GmbH
100%
Gulet Touropa Touristik GmbH & Co KG
25%
AUA Versicherungs-Service GmbH 2
100%
SCA Schedule Coordination Austria GmbH
54%
Avicon Aviation Consult GmbH
100%
TUI-Austria Reiseveranstaltungs-GmbH & Co KG
25%
„AirPlus“ Air Travel Card Vertriebs-gesellschaft mbH
33.3%
Airest Restaurant- und Hotelbetriebs GmbH
35%
ACS Aircontainer Services GmbH
76%
Ukraine International Airlines 3
22.5%
Traviaustria Datenservice für Reise und Touristik GmbH & Co. Nfg. KG
67%
Wiener Börse Aktiengesellschaft
2.9%
Star Alliance Services GmbH
7.7%
Österreichische Luftfahrtschule Aviation Training Center Austria GmbH
26%
Airlines
Tourism/Sales
Financial and Insurance Services
Other Services

As per December 2004

1 The AUA Beteiligungen GmbH holds furthermore shares in Austrian Airtransport Österreichische Flugbetriebsgesellschaft mbH, Travidata Inc., Travidata (UK) Ltd., TRAVI Holding GmbH, TUI-Austria Reiseveranstaltungs-GmbH, OPODO Ltd., AeroXchange Ltd., Link & Learn Aviation Training GmbH and SLL, s.r.o.
2 The AUA-Versicherungs-Service GmbH holds 51% of the shares of AVS Privatkunden Versicherungsservice GmbH.
3 UIA Beteiligungsgesellschaft mbH, in which AUA Beteiligungen GmbH holds a 100% stake, holds 22.5% of the shares.

Glossary

AEA	Association of European Airlines
Austrian Airlines Group	Austrian Airlines, Lauda Air, Tyrolean Airways and other Group companies (scope of consolidation for the IFRS Group financial statements); in marketing terms, the umbrella brand for Austrian, Austrian Arrows anc Lauda Air
Available seat kilometers (ASK)	Total of seats available times distance travelled
Available ton kilometers (ATK)	Total of weight capacity available in tons times distance travelled
Block hours	Time from departure of aircraft from loading position until its return to unloading position after landing
Blocked Space Agreement	Agreement regarding the purchase of a fixed block of seats on a flight from another carrier; these seats a then marketed and sold by the purchaser
Cash Value Added (CVA)	(ROTGA minus WACC) x Total Gross Assets (= Fixed assets (depreciable) at acquisition cost plus other as (non depreciable) minus non-interest-bearing debt)
Cash-like items	Cash in hand, cheques, bank balances and securities
Code sharing agreement	Agreement under which at least one of the airline designator codes on a flight differs from the code use by the operating carrier
EBIT	Result from operating activities
EBIT margin	Result from operating activities in relation to revenues
EBITDAR	EBIT before depreciation and rentals
Hub	Airport functioning as the central transfer point of an airline
IATA	International Air Transport Association
Net Gearing	Long-term debt excl. provisions and tax accruals/deferrals minus cash-like items, in relation to sharehold equity
Network	Route network of an airline
Operating revenue	Total turnover plus changes in inventories, services rendered for own account and carried as fixed asset and other operating revenues
Overall load factor	Utilisation of available weight capacity in percent (RTK x 100/ATK)
Passengers carried	Number of revenue passengers carried on individual flights. Flights with one flight number are counted as one flight only, regardless of the number of stopovers
Passenger load factor	Available seats in relation to the number of revenue passengers in percent (RPK x 100/ ASK)
Return on Capital Employed (ROCE)	NOPAT (= EBIT minus taxes) in relation to Capital Employed (= shareholders' equity plus interest-bearing debt minus cash-like items)
Return on Equity (ROE)	Profit before tax in relation to average shareholders' equity
Return on Total Gross Assets (ROTGA)	EBITDAR in relation to Total Gross Assets (= Fixed assets (depreciable) at acquisition cost plus other assets (non depreciable) minus non-interest-bearing debt)
Revenue passenger kilometers (RPK)	Total number of seats sold (passengers carried) times distance travelled
Revenue ton kilometers (RTK)	Total weight capacity sold in tons times distance travelled
Sector flight	Flight from take-off to the next landing (e.g. individual section of a long haul flight)
Unit costs	Adjusted overall operating expenses in relation to ASK
WACC	Weighted average cost of capital
Yield	Adjusted passenger flight revenue from scheduled services in relation to scheduled RPK

Key Figures

ıess performance)		2004	2003	+/- %	2002	2001	2000 incl. Lauda Air[1]	2000[2]
't revenue	EURm	2,087.0	1,906.4	9.5	2,055.2	1,910.1	1,913.0	1,526.9
ıting revenue[3]	EURm	2,363.5	2,242.7	5.4	2,398.0	2,171.8	2,380.5	1,967.9
	EURm	79.4	63.3	25.4	41.4	–88.9	76.9	83.8
ting cash flow	EURm	148.2	345.2	–57.1	520.9	49.1	–	326.7
\[4]	%	5.9	6.2	–0.3 P.	7.7	5.2	–	–
'alue Added (CVA)[5]	EURm	–207.0	–194.8	–	–109.8	–224.1	–	–
in CVA	EURm	–12.2	–85.0	–	114.3	–	–	–
ɔlders' equity 31.12	EURm	630.9	604.5	4.4	557.0	529.1	–	698.6
aring[6]	%	197.3	217.0	–	290.4	337.9		230.6
ments and downpayments	EURm	209.2	204.1	2.5	248.7	440.9	–	755.1
nel (average)		7,662	7,167	6.9	7,358	7,954	–	7,725
ıl market figures								
rs code		AUAV.VI						
tio 31 December		7.8	4.6	–	5.3	–	–	7.9
gs per share	EUR	1.24	1.42	–12.7	1.29	–4.88	–	1.56
' earnings per share[7]	EUR	1.18	1.35	–12.6	1.26	–	–	–
d[8]	EUR	–	–	–	–	–	–	0.30
capitalisation 31 December[9]	EURm	312.0	210.6	48.2	222.9	265.2	–	418.2
statistics (scheduled and charter traffic)								
.ıgers carried[10]	(000)	9,404.9	8,479.4	10.9	8,834.7	8,850.7	–	8,445.6
ħich on scheduled flights	(000)	7,823.8	7,051.7	10.9	7,269.2	7,177.8	–	6,892.3
.senger load factor[11] (scheduled services)	%	72.2	71.3	0.9 P.	70.5	68.6	–	68.7
ıilable ton kilometers per employee[12]	(000)	520.6	470.9	10.5	458.4	411.2	–	441.4
craft		97	88	10.2	87	89	–	92

ıiness performance: Lauda Air considered as fully consolidated for full financial year for comparison only.
·da Air considered at equity from January to October inclusive, and fully consolidated from November onwards. Personnel and traffic statistics include ' da Air for the entire year.
.ıerating revenue: total turnover plus changes in inventories, services rendered for own account and carried as fixed assets and other operative revenues.
:eturn on Total Gross Assets (ROTGA): EBITDAR in relation to Total Gross Assets (= Fixed assets (depreciable) at acquisition cost plus other assets (non depreciable) minus non-interest-bearing debt).
Cash Value Added (CVA): (ROTGA minus WACC) x Total Gross Assets (= Fixed assets (depreciable) at acquisition cost plus other assets (non depreciable) minus non-interest-bearing debt).
Net Gearing: long-term debt excl. provisions and tax accruals/deferrals minus cash-like items, in relation to shareholders' equity.
Adjusted by average number of own shares held by the company.
: Dividend 2003: due to the negative balance sheet result of the parent company, payment of a dividend is not allowed.
ɟ From 2002: adjusted by 1.7 million repurchased shares.
0 Passengers carried: number of revenue passengers carried on individual flights. Flights with one flight number are counted as one flight only, regardless of the number of stopovers.
ı1 Passenger load factor: available seats in relation to the number of revenue passengers in percent (RPK x 100/ASK).
ı2 Available ton kilometers per employee: weight capacity available on scheduled services in tons times distance travelled per airline employee (yearly average).